As confidentially submitted to the Securities and Exchange Commission on June 7, 2018 as Amendment No. 1 to the Confidential Submission

dated April 27, 2018, File No. 377-02040

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONSTELLATION PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-1741721
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jigar Raythatha

President and Chief Executive Officer

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lia Der Marderosian, Esq. Steven D. Singer, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Richard D. Truesdell, Jr., Esq. Marcel Fausten, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2018

Preliminary prospectus

                    Shares

Common stock

This is an initial public offering of common stock by Constellation Pharmaceuticals, Inc. We are selling                 shares of common stock. The estimated initial public offering price is between $                and $                per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Market under the symbol “CNST.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Constellation, before expenses	$	$
(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” on page 192.

We have granted the underwriters the right to purchase up to an additional                shares of common stock. The underwriters may exercise this right at any time within 30 days after the date of this prospectus.

Investing in our common stock involves risks. See “Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2018.

J.P. Morgan	Jefferies	BMO Capital Markets

Oppenheimer & Co.

                    , 2018

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

We own or have rights to, or have applied for, trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth in the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Constellation Pharmaceuticals, Inc.

Overview

We are a clinical-stage biopharmaceutical company using our expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. Our integrated epigenetics platform enables us to validate targets and generate small molecules against these targets that selectively modulate gene expression in tumor and immune cells to drive anti-tumor activity. Platform insights and clinical experience guide development of our wholly owned lead product candidates: CPI-1205 which inhibits enhancer of zeste homolog 2, or EZH2, and CPI-0610 which inhibits bromodomain and extra terminal domain, or BET, proteins. We believe that our approach to targeting these central gene regulatory mechanisms associated with cancer proliferation may enable us to provide therapeutic benefits to cancer patients.

We are currently conducting multiple clinical trials, including a Phase 1b/2 trial of CPI-1205 for the treatment of metastatic castration-resistant prostate cancer, or mCRPC, in combination with androgen receptor signaling inhibitors, which we refer to as the ProSTAR trial, and a Phase 2 trial of CPI-0610 as a monotherapy and in combination with ruxolitinib (marketed as Jakafi®) in patients with myelofibrosis, or MF. Preliminary data to date from these two trials suggest each product candidate has the potential to offer meaningful benefits beyond the current standard of care in mCRPC and MF. We believe that we are well-positioned to determine proof of concept with each of these product candidates in mid-2019 and, if successful, to advance them into pivotal clinical trials in these indications.

We believe that targeting EZH2 has the potential for broad therapeutic application in a variety of tumor types and have taken a franchise approach to targeting EZH2. We are currently conducting our ORIOn-E trial, a Phase 1b/2 clinical trial of CPI-1205 in combination with immune checkpoint inhibitors to treat solid tumors. In addition, we designed CPI-0209, our second-generation EZH2 inhibitor, to achieve comprehensive coverage of EZH2 and address additional patient populations beyond those that have been targeted by first generation EZH2 inhibitors. We are advancing CPI-0209 in IND-enabling studies and plan to initiate a Phase 1 clinical trial of this product candidate in solid tumors and/or hematological malignancies in 2019.

Our integrated epigenetics platform includes a deep understanding of the biological context in which epigenetic regulatory proteins, or epigenetic regulators, operate, the development of small molecule product candidates that selectively modulate their activity and the design of clinical development programs supported by novel biomarker strategies. We are able to target a broad variety of epigenetic regulators using our platform and have generated development candidates acting against distinct classes of those regulators. We utilized our epigenetics platform to discover and design CPI-1205, CPI-0610 and CPI-0209 and we continue to leverage this platform to develop these product candidates and to discover and develop additional product candidates.

We have retained global development and commercial rights to all of our product candidates. Our goal is to become a fully integrated biopharmaceutical company with the ability to commercialize our products. Our management team has extensive experience in the discovery, development, regulatory aspects and commercialization of cancer therapeutics, including in senior roles at leading pharmaceutical companies.

Our pipeline

The following table summarizes key information about our most advanced programs:

Our lead product candidates

CPI-1205 – EZH2 inhibitor

CPI-1205, our first lead product candidate, is a small molecule designed to promote anti-tumor activity by specifically inhibiting EZH2, an enzyme that suppresses target gene expression. We are currently conducting the ProSTAR trial, which is an open-label Phase 1b/2 clinical trial of CPI-1205 for the treatment of mCRPC in combination with enzalutamide (marketed as Xtandi®) or abiraterone acetate (marketed as Zytiga®), which are second-generation androgen signaling inhibitors. We plan to enroll up to 36 patients in the Phase 1b portion of this trial. The primary endpoints of this trial are to establish the maximum tolerated dose and the recommended Phase 2 dose of CPI-1205 with these agents. The maximum tolerated dose will be determined based on the rate of dose-limiting toxicities and the recommended Phase 2 dose will be selected based on the pharmacokinetics and overall tolerability of the combination. We aim to demonstrate proof of concept in mid-2019. If the ProSTAR trial is successful, we intend to initiate a pivotal Phase 3 clinical trial of CPI-1205 in combination with enzalutamide or abiraterone acetate for the treatment of mCRPC.

As of May 25, 2018, ten patients in the Phase 1b trial have been treated with CPI-1205 in combination with either abiraterone acetate or enzalutamide. Two of the ten patients have been on therapy for more than four months and are being treated in the CPI-1205 and enzalutamide combination arm. We have observed preliminary evidence of clinical activity as of May 25, 2018. There has been one serious adverse event in the trial, which was one case of elevated liver enzymes, or transaminases, in a patient treated with the combination of CPI-1205 and abiraterone acetate. No other dose-limiting toxicities have been observed and each combination has been generally well tolerated as of May 25, 2018.

We previously completed a Phase 1 clinical trial of CPI-1205 as a monotherapy in 32 patients with relapsed B-cell lymphoma in which CPI-1205 was well tolerated at all dose levels and no dose-limiting toxicities were reported in the dose-escalation portion of the trial. The primary endpoint of the trial was to establish the safety of CPI-1205 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-1205 during the first 28 days of treatment. A total of 28 serious adverse events were reported by 16 patients. There were two treatment-related serious adverse events, consisting of nausea and toxic epidermal necrolysis.

CPI-0610 – BET inhibitor

CPI-0610 is a potent and selective small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins, which are proteins that normally enhance target gene expression. We are currently enrolling patients in an open-label Phase 2 clinical trial of CPI-0610 as a second-line treatment for patients with MF, a progressive hematological cancer, as a monotherapy and in combination with ongoing ruxolitinib treatment. We are enrolling patients who have been previously treated with ruxolitinib or an investigational JAK1/JAK2 inhibitor. We aim to demonstrate proof of concept in mid-2019, and after consultation with the U.S. Food and Drug Administration, or FDA, regarding acceptable endpoints, to initiate a pivotal clinical trial of CPI-0610. The primary endpoints of this trial are the reduction in spleen size from baseline measured by magnetic resonance imaging, or MRI, after 24 weeks of treatment and the red blood cell transfusion independence rate.

As of May 25, 2018, we have enrolled four patients, consisting of two patients in the combination arm who have been treated for longer than ten months and two patients in the monotherapy arm who have been treated for longer than five months. In each case, we have observed spleen size reduction measured by MRI. One patient who required regular red blood cell transfusions prior to treatment has been transfusion independent for more than 24 weeks.

We previously evaluated CPI-0610 in three Phase 1 clinical trials in an aggregate of 138 patients with hematological malignancies. The primary endpoint of each trial was to establish the safety of CPI-0610 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-0610 for 21 days. In one of these Phase 1 trials, in which we treated patients with lymphoma, we identified the maximum tolerated dose and determined the dose-limiting toxicity to be thrombocytopenia, a condition characterized by low platelet counts in the blood, which was reported in 32% of the patients treated in all three trials. One case of thrombocytopenia was determined to be a treatment-related serious adverse event. There were 29 treatment-related serious adverse events in the three trials.

Our EZH2 franchise

In accordance with our franchise approach to targeting EZH2, we have initiated our ORIOn-E trial, a Phase 1b/2 clinical trial of CPI-1205 for the treatment of patients with solid tumors in combination with immune checkpoint inhibitors, with the goal of leveraging EZH2’s known impact on immune cell activity. We aim to establish safety and a recommended Phase 2 dose, or RP2D, in this trial by early 2019. Further, we believe that a second-generation inhibitor will enable us to address additional patient populations beyond those that have been targeted by first-generation EZH2 inhibitors. Based on this belief, we designed CPI-0209, our second-generation EZH2 inhibitor, to achieve comprehensive coverage of EZH2. We are currently advancing CPI-0209 in IND-enabling studies and plan to initiate a Phase 1 clinical trial of this product candidate in solid tumors and/or hematological malignancies in 2019.

Epigenetics background

Epigenetics refers to a broad regulatory system that controls gene expression by modifying chromatin, which consists of DNA wrapped around an assembly of proteins called histones. The DNA included in chromatin is identical in each cell in the body and the identity and function of each cell is determined by the specific set of genes that are expressed, or turned on or off, in a given cell. Whether a specific set of genes is turned on or off depends on the action of epigenetic regulators.

Abnormal cells, such as proliferating cancer cells, can usurp these epigenetic mechanisms ultimately leading to disease. In certain contexts, the activity of an epigenetic regulator may be altered due to a genetic mutation, which may make certain cancer cells dependent on the activity of an individual epigenetic regulator for cancer cell growth. In other contexts, cancer cells may use the activity of an epigenetic regulator cooperatively with other cellular factors to exacerbate disease-promoting mechanisms and suppress the effectiveness of drug therapies, including chemotherapeutic agents, targeted agents (e.g., tyrosine kinase inhibitors) and immune-modulating agents (e.g., immune checkpoint inhibitors).

Epigenetic inhibitor approaches

The early epigenetic inhibitors – such as histone deacetylase and DNA methyltransferase inhibitors – have not delivered on the full potential of the inhibition of epigenetic regulators as a class of cancer therapy. These drugs cause broad changes to gene expression across thousands of genes. This broad inhibition, as opposed to more selective inhibition, generally resulted in unintended effects accompanying the desired effect. Moreover, early epigenetic inhibitors were solely designed to alter gene expression in cancer cells to induce cancer cell death. This approach did not consider the importance of the cells surrounding the cancer cells, referred to as the tumor microenvironment, and the supporting role that epigenetic regulators play in sustaining the tumor microenvironment for cancer cell growth.

Since these early epigenetic drugs, biopharmaceutical development has focused on therapies targeting epigenetic regulators in genetically defined cancer contexts, and specifically in mutated epigenetic regulators with abnormal function that cancer cells depend on for growth. This approach has identified a small number of epigenetic targets and development opportunities for certain targets, including EZH2. Given that abnormal function of epigenetic regulators can arise for reasons other than genetic mutations, we believe that these genetically defined approaches, while valuable, underestimate the potential of identifying and specifically targeting epigenetic regulators in cancer.

Our approach

We are a pioneer in the discovery and development of novel therapeutics that target the writer, reader and eraser classes of epigenetic regulators and modulate gene expression in a more selective manner. Our efforts have demonstrated that these distinct classes of epigenetic regulators are broadly druggable and that selective reprogramming of gene expression is a promising therapeutic approach to not only induce cancer cell killing but also to enhance anti-tumor immunity.

Our approach to therapeutic agents is focused on epigenetic targets:

•	whose inhibition modulates gene expression in a highly selective manner;

•	with broad development opportunities, including biomarker-defined contexts, which we believe may expand the applicability of our product candidates to cancers with immune evasion or acquired drug resistance; or

•	whose inhibition may reprogram immune-suppressive immune cells in the tumor microenvironment to enhance anti-tumor activity.

Our strategy

Our objective is to discover, develop and commercialize innovative drugs that address the serious unmet medical needs of patients with cancers that are associated with abnormal gene expression or drug resistance. To achieve our objective, we intend to:

•	Leverage the insights from our platform and our clinical experience to rapidly and efficiently complete development of CPI-1205 and CPI-0610.

•	Expand our EZH2 franchise by advancing CPI-0209, our second-generation EZH2 inhibitor, as an opportunity to access additional cancer types.

•	Utilize our epigenetics platform to advance novel programs that target tumor and/or immune cells.

•	Maximize the global commercial potential of our product candidates.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk factors” section of this prospectus. These risks include, but are not limited to, the following:

•	We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability. As of March 31, 2018, we had an accumulated deficit of $186.0 million.

•	We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•	Our approach to the discovery and development of product candidates based on the inhibition of epigenetic regulators by small molecules is an emerging field, and we do not know whether we will be able to successfully develop any products.

•	We are early in our development efforts, and we only have two product candidates in clinical trials that we are developing. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•	We may not be successful in our efforts to use and expand our product platform to build a pipeline of product candidates.

•	Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

We are currently pursuing the development of our product candidates in combination with other approved therapeutics. If the FDA revokes approval of any such therapeutic, or if safety, efficacy, manufacturing or supply issues arise with any therapeutic that we use in combination with one of our product candidates in the future, we may be unable to further develop and/or market our product candidate or we may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

•	If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•	If our contracted manufacturing facilities experience production issues for any reason, we may be unable to manufacture clinical supplies or commercial quantities of our product candidates for a substantial amount of time, which could have a material adverse effect on our business.

•	We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

•	If we are unable to obtain, maintain, enforce and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected. We do not own or in-license any patented intellectual property related to our epigenetics platform.

•	If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

Our corporate information

We were incorporated under the laws of the State of Delaware on January 11, 2008 under the name EpiGenetiX, Inc. Our name was changed to Constellation Pharmaceuticals, Inc. on March 31, 2008. Our principal executive offices are located at 215 First Street, Suite 200, Cambridge, Massachusetts 02142, and our telephone number is (617) 714-0555. Our website address is www.constellationpharma.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years or until such earlier time as we have more than $1.07 billion in annual revenue, the market value of our stock held by non-affiliates is more than $700 million or we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The offering

Common stock offered	shares

Common stock to be outstanding immediately following this offering	shares

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the clinical development of CPI-1205 and CPI-0610, to fund the development of CPI-0209, to advance our current pipeline of preclinical candidates and to research and develop additional preclinical product candidates using our platform and for working capital and other general corporate purposes. See “Use of proceeds.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“CNST”

The number of shares of our common stock to be outstanding after this offering is based on 13,183,918 shares of our common stock outstanding as of April 15, 2018, which includes 6,562 shares of unvested restricted stock subject to repurchase by us, and 224,955,965 shares of our common stock issuable upon the automatic conversion of all shares of our preferred stock outstanding as of April 15, 2018 upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	29,437,516 shares of common stock issuable upon exercise of stock options outstanding as of April 15, 2018 at a weighted average exercise price of $0.58 per share, including 5,001,883 shares of common stock issuable upon exercise of stock options that were not considered granted for accounting purposes until April 23, 2018, which is when the valuation was finalized and the exercise price was set;

•	2,228,066 shares of common stock reserved for future issuance under our 2008 Stock Incentive Plan, as amended, or the 2008 Plan, as of April 15, 2018;

•	and additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, and our 2018 Employee Stock Purchase Plan, which will become effective upon closing of this offering, respectively, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans;

•	750,000 shares of Series F preferred stock issued after April 15, 2018;

•	375,000 shares of common stock issuable upon the exercise of warrants outstanding as of April 15, 2018 to purchase preferred stock that will automatically become warrants to purchase 375,000 shares of common stock upon the closing of this offering, at an exercise price of $1.20 per share; and

•	1,250,000 shares of common stock issuable upon the exercise of warrants outstanding as of April 15, 2018 to purchase shares of common stock, at an exercise price of $0.14 per share.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	no exercise of the outstanding warrants described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 225,705,965 shares of our common stock upon the closing of this offering;

•	outstanding warrants to purchase preferred stock automatically becoming warrants to purchase 375,000 shares of common stock upon the closing of this offering; and

•	the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

Summary financial data

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 have been derived from our unaudited financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period.

	Year ended December 31,		Three months ended March 31,
(in thousands, except per share data)	2016	2017	2017	2018

Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	27,881	32,617	6,852	9,874
General and administrative	5,777	6,471	1,165	2,303

Total operating expenses	33,658	39,088	8,017	12,177

Loss from operations	(33,658)	(39,088)	(8,017)	(12,177)

Other income (expense):
Interest income	53	169	34	109
Interest expense	(1,345)	(901)	(298)	(34)
Change in fair value of preferred stock tranche liability	417	4,443	2,610	—

Total other income (expense), net	(875)	3,711	2,346	75

Net loss	(34,533)	(35,377)	(5,671)	(12,102)
Cumulative dividends on convertible preferred stock	(14,932)	(18,390)	(4,197)	—

Net loss attributable to common stockholders	$(49,465)	$(53,767)	$(9,868)	$(12,102)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.83)	$(5.10)	$(0.95)	$(1.13)

Weighted average common shares outstanding, basic and diluted(1)	10,238	10,552	10,436	10,712

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.31)		$(0.08)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		128,693		143,518

(1)	See Note 14 to our financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of March 31, 2018
(in thousands)	Actual	Pro forma(2)	Pro forma as adjusted(3)

Balance Sheet Data:
Cash and cash equivalents	$71,502	$102,752
Working capital(1)	63,342	94,592
Total assets	75,056	106,306
Long-term debt, net of discount, including current portion	2,373	2,373
Preferred stock warrant liability	189	—
Convertible preferred stock	241,596	—
Total stockholders’ equity (deficit)	(177,057)	95,978

(1)	We define working capital as current assets less current liabilities.

(2)	The pro forma balance sheet data gives effect to (i) our issuance and sale in April 2018 of an aggregate of 31,250,000 shares of Series F preferred stock for gross proceeds of $31.3 million, (ii) the automatic conversion of all outstanding shares of our preferred stock, including the shares of Series F preferred stock issued in April 2018, into an aggregate of 225,705,965 shares of common stock upon the closing of this offering and (iii) all outstanding warrants to purchase shares of preferred stock automatically becoming warrants to purchase 375,000 shares of common stock upon the closing of this offering.

(3)	The pro forma as adjusted balance sheet data gives further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks related to our financial position and need for additional capital

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $12.1 million for the three months ended March 31, 2018, $35.4 million for the year ended December 31, 2017 and $34.5 million for the year ended December 31, 2016. As of March 31, 2018, we had an accumulated deficit of $186.0 million. To date, we have financed our operations primarily through sales of our preferred stock, payments received in connection with collaboration and research agreements and borrowings under loan agreements. All of our revenue to date has been collaboration revenue. We have devoted substantially all of our financial resources and efforts to research and development, including clinical trials and preclinical studies. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidates. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	continue our Phase 1b/2 clinical trials of CPI-1205, which we refer to as the ProSTAR and ORIOn-E trials, and our Phase 2 clinical trial of CPI-0610;

•	complete IND-enabling studies and prepare for a planned Phase 1 clinical trial of CPI-0209, our second-generation EZH2 inhibitor;

•	advance our clinical-stage product candidates into later stage trials;

•	continue the research and development of our other product candidates;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval;

•	scale up our manufacturing processes and capabilities, or arrange for a third party to do so on our behalf, to support our clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	acquire or in-license products, product candidates or technologies;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and our operations as a public company.

To become and remain profitable, we must succeed in developing, and eventually commercializing, a product or products that generate significant revenue. The ability to achieve this success will require us to be effective in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if, among other things:

•	we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory authorities to perform trials or studies in addition to those currently expected;

•	there are any delays in completing our clinical trials or the development of any of our product candidates; or

•	there are any third-party challenges to our intellectual property or we need to defend against any intellectual property-related claim.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly as we continue our Phase 1b/2 clinical trials of CPI-1205 and our Phase 2 clinical trial of CPI-0610 and prepare for a planned Phase 1 clinical trial of CPI-0209; and continue research and development and initiate additional clinical trials of, and seek regulatory approval for, these and other product candidates. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our preclinical activities and clinical trials. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our ongoing Phase 1b/2 clinical trials of CPI-1205 and Phase 2 clinical trial of CPI-0610;

•	the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our other product candidates, including our planned Phase 1 clinical trial of CPI-0209;

•	the number and development requirements of other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	milestones and other collaboration-based revenues, if any;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims; and

•	the extent to which we acquire or in-license other products, product candidates or technologies.

As of March 31, 2018, we had cash and cash equivalents of approximately $71.5 million, which does not include $31.3 million of gross proceeds received from the sale of additional shares of our Series F preferred stock in April 2018. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents as of March 31, 2018 and the proceeds from the sale of additional shares of Series F preferred stock in April 2018, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                     . However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. As a result, we could deplete our capital resources sooner than we currently expect.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Commercial revenues, if any, will not be derived unless and until we can achieve sales of commercially available products, which we do not anticipate for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in early 2008, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and conducting clinical trials. All but two of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully develop any product candidate, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as our business grows, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business.

As of March 31, 2018, we had $2.4 million of borrowings outstanding under our loan and security agreement with Oxford Finance LLC and Silicon Valley Bank, which we refer to as our loan agreement, which borrowings are being repaid in equal monthly payments of principal and accrued interest through the maturity date of July 1, 2018. In addition, a final payment equal to 5% of the original principal amount is due upon the final principal payment. No amounts remain available for borrowing under our loan agreement. Our obligations under this agreement are secured by substantially all of our personal property, other than our intellectual property, and by a negative pledge on our intellectual property. We could in the future incur additional indebtedness beyond our borrowings under the loan agreement.

Our debt combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

•	requiring us to dedicate a substantial portion of cash flow from operations or cash on hand to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and market conditions;

•	subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We intend to satisfy our current and future debt service obligations with our existing cash and funds from external sources. Nonetheless, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing or any future debt. Funds from external sources may not be available on acceptable terms, if at all. In addition, a failure to comply with the covenants under our loan agreement or any future loan agreements we may enter into could result in an event of default and acceleration of amounts due. If an event of default occurs and the lenders accelerate the amounts due under such loan agreements, we may not be able to make accelerated payments, and such lenders could seek to enforce security interests in the collateral securing such indebtedness.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, or TCJA, which significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the TCJA is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain how various states will respond to the TCJA. The impact of this reform on holders of our common stock is also uncertain and could be adverse. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to TCJA and the potential tax consequences of investing in or holding our common stock.

Risks related to the discovery and development of our product candidates

Our approach to the discovery and development of product candidates based on the inhibition of epigenetic regulators by small molecules is an emerging field, and we do not know whether we will be able to successfully develop any products.

The discovery and development of small molecules that inhibit epigenetic regulators to restore normal gene expression is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. Although epigenetic regulation of gene expression plays an essential role in biological function, few drugs premised on the inhibition of epigenetic regulators have been developed.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of such product candidate in humans.

We have not yet begun or completed a pivotal clinical trial of any product candidate. Clinical trials may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may cause delays in the approval or rejection of an application. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our epigenetic platform, or any similar or competitive epigenetic platforms, will result in the development and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our epigenetics platform or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved.

In addition, adverse developments in preclinical studies or clinical trials conducted by others of epigenetic product candidates or adverse events in patients treated with epigenetic products may cause the FDA or other regulatory agencies to require modifications to clinical trials of epigenetic product candidates, revise the requirements for approval of epigenetic product candidates or limit the use of epigenetic products, any of which could materially harm our business. Moreover, there have been significant adverse side effects in clinical trials of epigenetic product candidates of our competitors. For example, one such competitor recently reported that a pediatric patient in its Phase 1 clinical trial of an EZH2 inhibitor had developed a secondary lymphoma following treatment. This same company previously reported that in the course of the preclinical safety studies of its EZH2 inhibitor it had observed the development of lymphoma in rats. We have no preclinical or clinical data from our studies to date to suggest that patients are likely to experience similar side effects with our product candidates that inhibit EZH2. However, due to concerns regarding hematological malignancies, the FDA previously inquired about our plans for typical long-term toxicology studies of CPI-1205, which studies we plan to conduct, and required that we include the development of a rare leukemia as a potential risk in the informed consent for our CPI-1205 trials. The FDA required us to update the investigator’s brochure and informed consent for our trials of CPI-1205 to include the risk of the development of T-cell lymphoma. The FDA provided guidance regarding our planned long-term toxicology study in rats, including that it should be designed to enhance the probability of detecting whether the development of lymphoma is associated with exposure to CPI-1205. Further, adverse events in our or our competitors’ preclinical studies and/or clinical trials of epigenetic product candidates, even if not ultimately attributable to the product candidate under exploration, and the resulting negative publicity, could result in increased governmental regulation, unfavorable public perception, inadequate acceptance in the medical community, potential regulatory delays in the testing or approval of our product candidates and any additional product candidates that we may identify and develop, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates.

Any of these factors may prevent us from completing our preclinical studies, completing any clinical trials that we may initiate or commercializing any product candidates we may develop, on a timely or profitable basis, if at all.

We are early in our development efforts, and we only have two product candidates in clinical trials that we are developing. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts, and we only have two product candidates in clinical trials that we are developing, CPI-1205 for the treatment of metastatic castration-resistant prostate cancer, or mCRPC, and solid tumors and CPI-0610 for the treatment of myelofibrosis, or MF. All of our other product candidates are still in preclinical development. We have invested substantially all of our efforts and financial resources in our integrated epigenetics platform to discover and develop new drugs that selectively modulate gene expression that may lead to the killing or reprogramming of cancer cells or result in anti-tumor immune activity. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on several factors, including the following:

•	successfully completing preclinical studies and clinical trials;

•	expanding and maintaining a workforce of experienced scientists and others with experience in epigenetics to continue to develop our product candidates;

•	successfully applying for and receiving marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for our product candidates;

•	making arrangements with third-party manufacturers for, or establishing, commercial manufacturing capabilities;

•	establishing sales, marketing and distribution capabilities and successfully launching commercial sales of the products, if and when approved, whether alone or in collaboration with others;

•	acceptance of the products, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	maintaining, enforcing, defending and protecting our rights in our intellectual property portfolio;

•	not infringing, misappropriating or otherwise violating others’ intellectual property or proprietary rights; and

•	maintaining a continued acceptable safety profile of the products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully develop and commercialize our product candidates, which would materially harm our business.

We may not be successful in our efforts to use our product platform to build a pipeline of product candidates.

A key element of our strategy is to use our integrated epigenetics product platform to build a pipeline of small molecule product candidates that selectively modulate gene expression in tumor and immune cells to drive anti-tumor activity and progress these product candidates through clinical development for the treatment of a variety of different types of cancer. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize product candidates based upon our technological approach, we will not be able to obtain product revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We have product candidates in clinical development, and our remaining product candidates are in preclinical development. The risk of failure for each of our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans.

Product candidates are subject to continued preclinical safety studies, which may be conducted concurrent with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any of our product candidates to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of our other product candidates and/or cause the FDA or other regulatory authorities to require additional testing before approving any of our product candidates. In addition, results from compassionate use protocols or investigator-sponsored trials may not be confirmed in company-sponsored trials and/or may negatively impact the prospects for our programs.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	regulators or institutional review boards, or IRBs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	preclinical testing may produce results based on which we may decide, or regulators may require us, to conduct additional preclinical studies before we proceed with certain clinical trials, limit the scope of our clinical trials, halt ongoing clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs may require us to perform additional or unanticipated clinical trials to obtain approval or we may be subject to additional post-marketing testing requirements to maintain regulatory approval;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•	our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs to suspend or terminate the trials; and

•	regulators may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a risk evaluation and mitigation strategy, or REMS.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling or a REMS that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In particular, because certain of our products may be focused on specific patient populations, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that may treat the broader patient populations within which our product candidates are being developed for the treatment of a subset of identifiable patients with cancer and other diseases, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by a variety of other factors, including:

•	the prevalence and severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidate under trial;

•	the existence of existing treatments for the indications for which we are conducting clinical trials;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the conducting of clinical trials by competitors for product candidates that treat the same indications as our product candidates;

•	the ability to identify specific patient population for biomarker-defined trial cohort(s); and

•	the cost to, or lack of adequate compensation for, prospective patients.

Our inability to locate and enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse events or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

If our product candidates, either alone or in combination with other therapeutics, are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected in clinical trials or preclinical testing, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many compounds that initially show promise in early-stage or clinical testing for treating cancer are later found to cause side effects that prevent further development of the compound.

We are currently pursuing the development of our product candidates in combination with other approved therapeutics. If the FDA revokes approval of any such therapeutic, or if safety, efficacy, manufacturing or supply issues arise with any therapeutic that we use in combination with one of our product candidates in the future, we may be unable to further develop and/or market our product candidate or we may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We are pursuing the development of our product candidates in combination with other approved therapeutics. We are currently conducting (i) a Phase 1b/2 clinical trial of CPI-1205 for the treatment of mCRPC in combination with enzalutamide, which is marketed by Pfizer Inc. and Astellas Pharma Inc. and is currently approved to treat mCRPC, or abiraterone acetate, which is marketed by Janssen and is currently approved for use in combination with prednisone for the treatment of patients with mCRPC, (ii) a Phase 1b/2 clinical trial of CPI-1205 for the treatment of patients with solid tumors in combination with ipilimumab, which is marketed by Bristol-Myers Squibb and is currently approved to treat unresectable or metastatic melanoma, or pembrolizumab, which is marketed by Merck Sharp & Dohme Corp. and is currently approved in a number of indications, including to treat unresectable or metastatic melanoma and disease progression following ipilimumab and for use in combination with chemotherapy as a first-line treatment for patients with metastatic non-small cell lung cancer, and (iii) a Phase 2 clinical trial of CPI-0610 as a monotherapy or in combination with ruxolitinib, which is marketed by Incyte, Inc. and is currently approved to treat intermediate or high-risk MF, in patients with MF who have been previously treated with ruxolitinib or an investigational JAK1/JAK2 inhibitor. We expect to commence additional clinical trials of our product candidates in combination with other approved therapeutics, including, if our Phase 1b/2 trial is successful, a pivotal Phase 3 clinical trial of CPI-1205 in combination with either enzalutamide or abiraterone acetate for the treatment of mCRPC. We may also seek to develop our product candidates in combination with other therapeutics in the future.

We did not develop or obtain regulatory approval for, and we do not manufacture or sell, any of these approved therapeutics. In addition, these combinations have not been tested before and may, among other things, fail to demonstrate synergistic activity, may fail to achieve superior outcomes relative to the use of single agents or other combination therapies, may exacerbate adverse events associated with one of our product candidates when used as monotherapy or may fail to demonstrate sufficient safety or efficacy traits in clinical trials to enable us to complete those clinical trials or obtain marketing approval for the combination therapy.

If the FDA revokes its approval of any of these therapeutics, we will not be able to continue clinical development of or market CPI-1205, CPI-0610 or any other product candidate in combination with such revoked therapeutic. If safety or efficacy issues arise with these or any other therapeutics that we seek to combine with our product candidates in the future, we may experience significant regulatory delays, and the FDA may require us to redesign or terminate the applicable clinical trials. Moreover, if these therapeutics were to receive regulatory approval in combination with a different therapeutic in any indication for which we are pursuing approval, such approval could impact the feasibility and design of any subsequent clinical trials that we may seek to conduct evaluating CPI-1205, CPI-0610 or any other product candidate in combination with such therapeutic. If manufacturing, cost or other issues result in a supply shortage of these therapeutics or any other combination therapeutics, we may not be able to complete clinical development of CPI-1205 or CPI-0610 on our current timeline or at all, or any other product candidate we may develop in the future.

In addition, we may need, for supply, data referencing or other purposes, to collaborate or otherwise engage with the companies who market these approved therapeutics. If we are unable to do so on a timely basis, on acceptable terms or at all, we may have to curtail the development of a product candidate or indication, reduce or delay its development program, delay its potential commercialization or reduce the scope of any sales or marketing activities.

Even if CPI-1205, CPI-0610 or any other product candidate were to receive regulatory approval and be commercialized for use in combination with enzalutamide, abiraterone acetate, ipilimumab, pembrolizumab or ruxolitinib, as applicable, or another therapeutic, we would continue to be subject to the risk that the FDA could revoke its approval of such therapeutic, that safety, efficacy, manufacturing, cost or supply issues could arise with one of these therapeutic agents, or that the current standard of care may be replaced. This could result in CPI-1205, CPI-0610 or any such other product candidate, if approved, being removed from the market or being less successful commercially.

In addition to therapeutic combinations, we are exploring the use of a co-medication to enhance the exposure of CPI-1205 and may also seek to similarly develop our other product candidates using a co-medication. Similar risks relating to the development of our product candidates in combination with other approved therapeutics described in this prospectus also apply to the development of our product candidates using a co-medication.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. For example, we made a strategic decision to advance development of CPI-1205 in solid tumors, despite encouraging clinical data in our Phase 1 trial of CPI-1205 in patients with progressive/relapsed lymphoma, primarily due to strategic considerations with respect to a pathway to regulatory approval and potential commercial opportunities. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We currently plan to conduct clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

We currently plan to conduct clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and be performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will depend on its determination that the trials also complied with all applicable U.S. laws and regulations. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates.

Risks related to the commercialization of our product candidates

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for any of our product candidates, if approved, may be smaller than we estimate.

If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages of our product candidates compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	the clinical indications for which the product is approved;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	the availability of third-party coverage and adequate reimbursement;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

Our assessment of the potential market opportunity for our product candidates is based on industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. If any of our assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for any of our product candidates may be smaller than we expect, and as a result our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales, marketing and distribution organization, either ourselves or through collaborations or other arrangements with third parties.

In the future, we expect to build a focused, specialty sales and marketing infrastructure to market some of our product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are acceptable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of many of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Specifically, there are a large number of companies developing or marketing treatments for cancer, including many large pharmaceutical and biotechnology companies. In addition, many companies are developing cancer therapies that work by targeting epigenetic mechanisms, including through EZH2 and BET inhibition, such as AbbVie Inc., CellCentric Ltd., Celgene Corporation, Daiichi Sankyo Company, Eli Lilly & Company, Epizyme, Inc., GlaxoSmithKline plc, Incyte, Inc., Novartis AG, Pfizer Inc. and Zenith Epigenetics Ltd.

See “Business—Competition” for additional information regarding competing products and product candidates.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market for many of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If our contracted manufacturing facilities experience production issues for any reason, we may be unable to manufacture clinical supplies or commercial quantities of our product candidates for a substantial amount of time, which could have a material adverse effect on our business.

We rely, and expect to continue to rely, on third parties to manufacture clinical supplies of our product candidates and commercial supplies of our products, if and when approved for marketing by applicable regulatory authorities, as well as for packaging, sterilization, storage, distribution and other production logistics. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or manufacture our product candidates in accordance with regulatory requirements, if there are disagreements between us and such parties, or if such parties are unable to expand capacities to support commercialization of any of our product candidates for which we obtain marketing approval, we may not be able to fulfill, or may be delayed in producing sufficient product candidates to meet, our supply requirements. These facilities may also be affected by natural disasters, such as floods or fire, or such facilities could face manufacturing issues, such as contamination or regulatory concerns following a regulatory inspection of such facility. In such instances, we may need to locate an appropriate replacement third-party facility and establish a contractual relationship, which may not be readily available or on acceptable terms, which would cause additional delay and increased expense, including as a result of additional required FDA approvals, and may have a material adverse effect on our business.

Our third-party manufacturers are subject to inspection and approval by the FDA before we can commence the manufacture and sale of any of our product candidates, and thereafter subject to FDA inspection from time to time. Failure by our third-party manufacturers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidates may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses.

We or our third-party manufacturers may also encounter shortages in the raw materials or active pharmaceutical ingredient necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or active pharmaceutical ingredient, including shortages caused by the purchase of such raw materials or active pharmaceutical ingredient by our competitors or others. The failure of us or our third-party manufacturers to obtain the raw materials or active pharmaceutical ingredient necessary to manufacture sufficient quantities of our product candidates, may have a material adverse effect on our business.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices or healthcare reform initiatives, which could harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

There can be no assurance that our product candidates, even if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and use of our product candidates through compassionate use, and we will face an even greater risk if we commercially sell any products that we may develop. For example, in January 2017, a participant dosed in our Phase 1 clinical trial of CPI-0610 filed a complaint against us in the United States District Court for the District of Arizona, alleging negligence, lack of informed consent, strict products liability and loss of consortium, related to alleged psychological injuries resulting from the use of CPI-0610. The plaintiff is seeking damages and alleges that the trial protocols did not adequately inform the plaintiff of the risks of psychosis and that the plaintiff was misled into believing that the Phase 1 clinical trial participation was with a product that had already proven efficacious. We filed an answer in March 2017 and the case is currently in discovery. While we believe we have meritorious defenses, expect insurance to cover any damages as a result of this claim and do not deem this litigation to be material, it could divert management’s attention and resources, and result in harm to our reputation or any of the other results described below.

If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks related to our dependence on third parties

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We currently rely on third-party clinical research organizations to conduct our ongoing Phase 1b/2 clinical trials of CPI-1205 and Phase 2 clinical trial of CPI-0610 and plan to rely on third-party clinical research organizations or third-party research collaboratives to conduct our planned clinical trials. We do not plan to independently conduct clinical trials of our other product candidates. We expect to continue to rely on third parties, such as clinical research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, our product development activities might be delayed.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize our product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities or personnel, and we rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We also expect to rely on third-party manufacturers or third-party collaborators for the manufacture of commercial supply of any other product candidates for which we or our collaborators obtain marketing approval. We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We may enter into collaborations with third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates and our business could be adversely affected.

We may utilize collaboration, distribution and other marketing arrangements with third parties to develop and commercialize CPI-1205, CPI-0610 and CPI-0209 or any other product candidates for which we obtain marketing approval in markets outside the United States. We also may enter into arrangements with third parties to perform these services in the United States if we do not establish our own sales, marketing and distribution capabilities in the United States for our product candidates or if we determine that such third-party arrangements are otherwise beneficial. We also may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are currently party to a license and collaboration agreement with Genentech, Inc., or Genentech, and F. Hoffmann-La Roche Ltd, or Roche, pursuant to which we have granted Genentech and Roche exclusive licenses to develop and commercialize products directed to certain targets in return for potential milestone and/or royalty payments. Pursuant to this license and collaboration agreement we have, and in connection with any other such arrangements we enter into with any third parties in the future, we will likely have, limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaborations that we enter into may pose a number of risks, including the following:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	collaborators may not pursue development of our product candidates or may elect not to continue or renew development programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

•	collaborators may not pursue commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that may divert resources or create competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

•	a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated for the convenience of the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any collaborations that we enter into do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans and our business could be adversely affected.

For some of our product candidates, we may decide to collaborate with pharmaceutical or biotechnology companies for the development and potential commercialization of those product candidates. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical and biotechnology companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform.

Risks related to our intellectual property

If we are unable to obtain, maintain, enforce and protect patent protection for our technology and product candidates or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to any proprietary technology and product candidates we develop, including

CPI-1205, CPI-0610 and CPI-0209. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technologies and product candidates that are important to our business and by in-licensing intellectual property related to such technologies and product candidates. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed. In particular, we do not own or in-license any patented intellectual property related to our epigenetics platform. Accordingly, we may not be able to prevent third parties from developing and commercializing a similar platform or technology to compete with us. Additionally, we do not currently own or in-license any intellectual property related to our CPI-0209 product candidate other than one provisional patent application that we own covering the composition of matter and methods of use of CPI-0209. Our provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of filing thereof. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent application and any patent protection on the inventions disclosed in our provisional patent application. While we intend to timely file non-provisional patent applications relating to our provisional patent application, we cannot predict whether any of our future patent applications for CPI-0209 or any other future product candidates will result in the issuance of patents that effectively protect CPI-0209 and any other future product candidates, or if any of our issued patents or if any of our licensor’s issued patents will effectively prevent others from commercializing competitive products.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce and defend the patents, covering technology that we license from third parties. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the scope of patent protection outside of the United States is uncertain and laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned and in-licensed patent rights are highly uncertain. Moreover, our owned and in-licensed pending and future patent applications may not result in patents being issued which protect our technology and product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, could affect the value or narrow the scope of our patent rights.

Moreover, we or our licensors may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, revocation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or product candidates and compete directly with us, without payment to us. If the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Furthermore, such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us.

In January 2018, after completing an internal review of our patent portfolio, we submitted a request to the USPTO to reissue one of our U.S. patents covering CPI-1205 in order to correct one structure in the claims. Corresponding requests have been filed for the corresponding Chinese, Eurasian and Colombian patents. Our requests for correction in such patents are still being reviewed. If the USPTO and corresponding foreign patent offices do not allow our request for correction and reissue the applicable patents, the scope of our patent rights with respect to CPI-1205 could be narrower and our ability to successfully develop and commercialize CPI-1205 may be materially and adversely affected.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our owned and in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our management and employees, even if the eventual outcome is favorable to us. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our competitors may be able to circumvent our owned or in-licensed patents by developing similar or alternative technologies or products in a non-infringing manner. As a result, our owned and in-licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar or identical to any of our technology and product candidates.

Moreover, some of our owned and in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owner of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of our in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, such as march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions substantially in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects. In addition, under the Research, Development and Commercialization Agreement, or the LLS Agreement, with The Leukemia & Lymphoma Society, or LLS, we are required to use commercially reasonable efforts to research, develop and commercialize CPI-0610. If we fail to meet the foregoing obligation, then, under certain circumstances, LLS may terminate the LLS Agreement and may exercise the exclusive, sublicensable and worldwide license we granted LLS in and to certain of our intellectual property to develop and commercialize CPI-0610.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

In the United States, depending upon the timing, duration, and specifics of any FDA marketing approval of a product candidate, the patent term of a patent that covers an FDA-approved drug may be eligible for limited patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other non-United States jurisdictions to extend the term of a patent that covers an approved drug. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of the relevant patents, or otherwise failing to satisfy applicable requirements. If we are unable to obtain any patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following the expiration of our patent rights, and our business, financial condition, results of operations, and prospects could be materially harmed.

Changes to patent laws in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States, including patent reform legislation such as the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the maintenance, enforcement or defense of our owned and in-licensed issued patents. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

We or our licensors may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our or our licensor’s issued patents or other intellectual property. As a result, we or our licensors may need to file infringement, misappropriation or other intellectual property related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property. In addition, in a patent infringement proceeding, such parties could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings).

An adverse result in any such proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly, and could put any of our owned or in-licensed patent applications at risk of not yielding an issued patent. A court may also refuse to stop the third party from using the technology at issue in a proceeding on the grounds that our owned or in-licensed patents do not cover such technology. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information or trade secrets could be compromised by disclosure during this type of litigation. Any of the foregoing could allow such third parties to develop and commercialize competing technologies and products and have a material adverse impact on our business, financial condition, results of operations, and prospects.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. There is considerable patent and other intellectual property litigation in the pharmaceutical and biotechnology industries. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our technology and product candidates, including interference proceedings, post grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates and their uses. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

Even if we believe that third party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of misappropriation, infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold these third-party patents are valid, enforceable, and infringed, which could materially and adversely affect our ability to commercialize any technology or product candidate covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right and could be forced to indemnify our customers or collaborators. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. In addition, we may be forced to redesign our product candidates, seek new regulatory approvals and indemnify third parties pursuant to contractual agreements. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and may also have an advantage in such proceedings due to their more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance, renewal and annuity fees and various other government fees on any issued patent and pending patent application must be paid to the USPTO and foreign patent agencies in several stages or annually over the lifetime of our owned and in-licensed patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our licensing partners to pay these fees to, or comply with the procedural and documentary rules of, the relevant patent agency. With respect to our patents, we rely on an annuity service to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical products or technology. If we or our licensors fail to maintain the patents and patent applications covering our product candidates, it would have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

We are party to license and funding agreements that impose, and we may enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing and funding agreements, we are obligated to pay royalties on net product sales of product candidates or related technologies to the extent they are covered by the agreements. If we fail to comply with such obligations under current or future license and funding agreements, our counterparties may have the right to terminate these agreements or require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement. For example, under the LLS Agreement, we are required to use commercially reasonable efforts to research, develop and commercialize CPI-0610. If we fail to meet the foregoing obligation, then, under certain circumstances, LLS may terminate the LLS Agreement and may exercise the exclusive, sublicensable and worldwide license we granted LLS in and to certain of our intellectual property to develop and commercialize CPI-0610. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Additionally, these and other license agreements may not provide exclusive rights to use the licensed intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products and technology in fields of use and territories not included in such agreements. In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are the subject of such licensed rights could be adversely affected.

We may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all, or such licenses may be non-exclusive. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

We may be subject to claims by third parties asserting that our employees, consultants, contractors or we have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed at universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive business position and prospects. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products, which license may not be available on commercially reasonable terms, or at all, or such license may be non-exclusive. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our management and employees.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside of the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	our epigenetics platform is not protected by any patented intellectual property, and we may not be able to develop, acquire or in-license any patentable technologies or other intellectual property related to such platform;

•	we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent applications that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;

•	it is possible that our owned and in-licensed pending patent applications or those we may own or in-license in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to regulatory approval of our product candidates and other legal compliance matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, export and import are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside of the United States. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not submitted an application for or received marketing approval for any of our product candidates in the United States or in any other jurisdiction.

We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party clinical research organizations or other third-party consultants or vendors to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. New cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If any of our product candidates receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may not be able to obtain orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The exclusivity period in Europe can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

A Fast Track designation by the FDA may not lead to a faster development or regulatory review or approval process.

We may seek Fast Track designation for some of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

A Breakthrough Therapy designation by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a Breakthrough Therapy designation for some of our product candidates. A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy designation, the receipt of such designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and many other foreign jurisdictions, we or our potential third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside of the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside of the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or our potential third-party collaborators may not obtain approvals from regulatory authorities outside of the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. On March 29, 2017, the United Kingdom formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, the withdrawal could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business.

If we are required by the FDA to obtain approval of a companion diagnostic in connection with approval of a therapeutic product candidate, and we do not obtain or face delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. Under the Federal Food, Drug, and Cosmetic Act, or FDCA, companion diagnostics are regulated as medical devices, and the FDA has generally required companion diagnostics intended to select the patients who will respond to cancer treatment to obtain Premarket Approval, or a PMA, for the diagnostic. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. A PMA is not guaranteed and may take considerable time, and the FDA may ultimately respond to a PMA submission with a “not approvable” determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. As a result, if we are required by the FDA to obtain approval of a companion diagnostic for a therapeutic product candidate, and we do not obtain or there are delays in obtaining FDA approval of a diagnostic device, we may not be able to commercialize the product candidate on a timely basis or at all and our ability to generate revenue will be materially impaired.

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS. New cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If any of our product candidates receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, including the adoption and implementation of REMS. The FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the FDCA and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may have various consequences, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions and warnings on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions or the imposition of civil or criminal penalties; or

•	litigation involving patients using our products.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs applicable to drug manufacturers or quality assurance standards applicable to medical device manufacturers, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, any contract manufacturers we may engage in the future, our future collaborators and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to clinicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a REMS.

The efforts of the Trump administration to pursue regulatory reform may limit the FDA’s ability to engage in oversight and implementation activities in the normal course, and that could negatively impact our business.

The Trump administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, requiring that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the Trump administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which, in the event of a violation, could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with healthcare providers, physicians and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws and transparency statutes, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain for any products that are approved in the United States or foreign jurisdictions.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. The pharmaceutical industry has been a particular focus of these efforts and have been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any FDA approved product.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. Among the provisions of the ACA of potential importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates that are approved for sale, are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Further, there have been several recent U.S. congressional inquiries and proposed state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.

We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

With enactment of the TCJA, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause an estimated 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Further, each chamber of the U.S. Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. The U.S. Congress will likely consider other legislation to replace elements of the ACA, during the next Congressional session.

The Trump administration has also taken executive actions to change or delay implementation of the ACA. In January 2017, President Trump signed an executive order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second executive order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Trump administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. We will continue to evaluate the effect that the ACA and its possible repeal and replacement could have on our business.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States, and members of Congress and the Trump administration have stated that they will address such costs through new legislative and administrative measures. To date, there have been several recent U.S. congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

If we or any third-party manufacturers we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could harm our business.

We and third-party manufacturers we engage now are, and any third-party manufacturers we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Liability under certain environmental laws governing the release and cleanup of hazardous materials is joint and several and could be imposed without regard to fault. We also could incur significant costs associated with civil or criminal fines and penalties or become subject to injunctions limiting or prohibiting our activities for failure to comply with such laws and regulations.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products. In addition, our supply chain may be adversely impacted if any of our third party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from developing manufacturing and selling certain products outside the United States or be required to develop and implement costly compliance programs, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Bribery Act, FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Compliance with the FCPA, in particular, is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

We may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we expand our operations outside of the United States, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Our employees may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or e-mail fraud to cause payments or information to be transmitted to an unintended recipient.

While we have not experienced any such material system failure, accident, cyber-attack or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Risks related to employee matters and managing growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business expertise of our executive officers, as well as the other principal members of our management, scientific and clinical teams. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing, legal and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, clinical, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks related to our common stock

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors and our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately         % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and board of directors; or

•	delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. To the extent outstanding options or warrants are exercised, you will incur further dilution. Based on an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we applied to have our common stock approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price and trading volume to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of or developments in clinical trials of our product candidates or those of our competitors;

•	our success in commercializing our product candidates, if and when approved;

•	the success of competitive products or technologies;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license products, product candidates or technologies, the costs of commercializing any such products and the costs of development of any such product candidates or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or the financial results of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk factors” section.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  shares of common stock outstanding based on the number of shares outstanding as of                     , 2018. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering. Moreover, beginning 180 days after the completion of this offering, holders of an aggregate of                  shares of our common stock will have rights, along with holders of an additional                  shares of our common stock issuable upon exercise of outstanding warrants and options, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an emerging growth company until the end of the fiscal year in which the fifth anniversary of this offering occurs, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting obligations in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company.

We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the market price of our common stock.

In preparation of our financial statements to meet the requirements applicable to this offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to deficiencies in our controls over the financial statement close. Specifically, we did not design and maintain effective controls over the completeness and review of the presentation and computation of net loss per share attributable to common stockholders as well as over the presentation of outstanding common shares in the statement of equity. This control deficiency could result in a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, and accordingly, we determined that the control deficiency constitutes a material weakness. The material weakness also resulted in immaterial changes to our previously reported net loss attributable to common stockholders and net loss per share attributable to common stockholders, basic and diluted, for the years ended December 31, 2016 and 2017.

We are in the process of developing a remediation plan designed to improve our internal control over financial reporting to remediate this material weakness, including formalizing our financial close process and documentation as well as strengthening supervisory reviews by our financial management and expanding our accounting and finance team to add additional qualified accounting and finance resources.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and the market price of our common stock may decline as a result.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of our loan agreement preclude, and any future debt agreements may preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation that will become effective upon the closing of this offering designates the state courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against the company and our directors, officers and employees.

Our certificate of incorporation that will become effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees.

Cautionary note regarding forward-looking statements and industry data

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our ongoing clinical trials, including our Phase 1b/2 clinical trial of CPI-1205 for the treatment of mCRPC in combination with enzalutamide or abiraterone acetate; our Phase 1b/2 clinical trial of CPI-1205 for the treatment of patients with solid tumors in combination with ipilimumab or pembrolizumab; and our Phase 2 clinical trial of CPI-0610 as a monotherapy or in combination with ruxolitinib in patients with MF who have been previously treated with ruxolitinib or an investigational JAK1/JAK2 inhibitor;

•	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;

•	our plans to develop and, if approved, subsequently commercialize CPI-1205, CPI-0610, CPI-0209 and any other product candidates, including in combination with other drugs and therapies;

•	the timing of and our ability to submit applications for, obtain and maintain regulatory approvals for CPI-1205, CPI-0610, CPI-0209 and other product candidates;

•	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and proceeds of this offering;

•	the potential advantages of our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our estimates regarding the potential market opportunity for our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our ability to identify products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, timing of any future revenue, capital requirements and needs for additional financing;

•	the impact of government laws and regulations;

•	our competitive position;

•	developments relating to our competitors and our industry;

•	our ability to maintain and establish collaborations or obtain additional funding; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments we may make or enter into.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

Use of proceeds

We estimate that the net proceeds from our issuance and sale of              shares of our common stock in this offering will be approximately $         million, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of our common stock in full, we estimate that the net proceeds from this offering will be approximately $         million.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2018, we had cash and cash equivalents of $71.5 million, which does not include $31.3 million of gross proceeds received from the sale of additional shares of our Series F preferred stock in April 2018. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ million to fund the clinical development of CPI-1205 for the treatment of metastatic castration resistant prostate cancer, including ;

•	approximately $ million to fund the clinical development of CPI-1205 for the treatment of solid tumors, including ;

•	approximately $ million to fund the clinical development of CPI-0610 for the treatment of myelofibrosis, including ;

•	approximately $ million to fund the development of CPI-0209;

•	approximately $ million to advance our current pipeline of preclinical candidates and to research and develop additional preclinical product candidates using our platform; and

•	the remainder for working capital and other general corporate purposes.

This expected use of net proceeds from this offering and our existing cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, the timing of regulatory submissions and the outcome of regulatory review, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering, together with our existing cash and cash equivalents, we estimate that such funds will be sufficient to enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                     . We do not anticipate that the net

proceeds from this offering together with our existing cash and cash equivalents will be sufficient to allow us to                     . We will require additional capital to advance CPI-1205, CPI-0610 and CPI-0209 through necessary clinical trials and complete the clinical development of CPI-1205, CPI-0610 and CPI-0209 or commercialize any of the product candidates, if we receive regulatory approval. We have based these estimates on assumptions that may prove to be wrong, including assumptions regarding the clinical trials necessary for FDA approval of our product candidates, and we could use our capital resources sooner than we currently expect. Due to the numerous risks and uncertainties associated with product development, including the risks and uncertainties with respect to successful enrollment and completion of clinical trials, at this time, we cannot reasonably estimate the amount of additional funding that will be necessary to complete the clinical development of CPI-1205, CPI-0610, CPI-0209 or any future product candidates. If we receive regulatory approval for CPI-1205, CPI-0610, CPI-0209 or other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay cash dividends is currently restricted by the terms of our loan and security agreement with Oxford Finance LLC and Silicon Valley Bank, and future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2018:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) our issuance and sale in April 2018 of an aggregate of 31,250,000 shares of Series F preferred stock for gross proceeds of $31.3 million, (ii) the automatic conversion of all outstanding shares of our preferred stock, including the shares of Series F preferred stock issued in April 2018, into an aggregate of 225,705,965 shares of common stock upon the closing of this offering, and (iii) all outstanding warrants to purchase shares of preferred stock automatically becoming warrants to purchase 375,000 shares of common stock upon the closing of this offering and (iv) the filing and effectiveness of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” sections of this prospectus.

	As of March 31, 2018
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$71,502	$102,752	$

Long-term debt, net of discount, including current portion	$2,373	$2,373	$
Preferred stock warrant liability	189	—
Convertible preferred stock (Series A, B, D, E, E-1 and F), $0.001 par value; 219,242,177 shares authorized, 187,367,177 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	241,596	—
Stockholders’ equity (deficit)
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value; 290,000,000 shares authorized, 13,137,293 shares issued and 13,130,731 shares outstanding, actual; 290,000,000 shares authorized, 238,843,258 shares issued and 238,836,696 shares outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	24
Additional paid-in capital	8,956	281,968
Accumulated deficit	(186,014)	(186,014)

Total stockholders’ equity (deficit)	(177,057)	95,978

Total capitalization	$67,101	$98,351	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	24,482,258 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018, at a weighted average exercise price of $0.55 per share;

•	an additional 5,041,883 shares of common stock issuable upon the exercise of stock options granted after March 31, 2018, at an exercise price of $0.73 per share;

•	7,229,949 shares of common stock available for future issuance as of March 31, 2018 under our 2008 Stock Incentive Plan, as amended, or the 2008 Plan, of which options to purchase 5,041,883 shares of common stock were granted after March 31, 2018;

•	and additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, and our 2018 Employee Stock Purchase Plan, which will become effective upon the closing of this offering, respectively, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans;

•	375,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase preferred stock that will automatically become warrants to purchase 375,000 shares of common stock upon the closing of this offering, at an exercise price of $1.20 per share; and

•	1,250,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of common stock, at an exercise price of $0.14 per share.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2018 was $(177.5) million, or $(13.51) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 13,137,293 shares of common stock outstanding as of March 31, 2018, including 6,562 shares issued upon early exercise of stock options that are subject to repurchase by us.

Our pro forma net tangible book value as of March 31, 2018 was $95.6 million, or $0.40 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) our issuance and sale in April 2018 of an aggregate of 31,250,000 shares of Series F preferred stock for gross proceeds of $31.3 million, (ii) the automatic conversion of all outstanding shares of our preferred stock, including the shares of Series F preferred stock issued in April 2018, into an aggregate of 225,705,965 shares of common stock upon the closing of this offering and (iii) all outstanding warrants to purchase shares of preferred stock automatically becoming warrants to purchase 375,000 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2018, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution of $             in pro forma as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2018	$(13.51)
Increase per share attributable to the pro forma adjustments described above	13.91

Pro forma net tangible book value per share as of March 31, 2018	$0.40
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors purchasing shares of common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value

per share after this offering by $             and dilution per share to new investors purchasing shares of common stock in this offering by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $             and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $            , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $             and increase the dilution per share to new investors purchasing shares of common stock in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $            , representing an immediate increase in pro forma as adjusted net tangible book value per share of $             to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $             to new investors purchasing shares of common stock in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2018, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percentage
Existing stockholders					$
Investors purchasing shares of common stock in this offering		%		%	$

Total		100%		100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by             percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by              percentage points and, in the case of a decrease, would

decrease the percentage of total consideration paid by new investors by              percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to             % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing shares of common stock in this offering would be increased to         % of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of March 31, 2018, and exclude:

•	24,482,258 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018, at a weighted average exercise price of $0.55 per share;

•	an additional 5,041,883 shares of common stock issuable upon the exercise of stock options granted after March 31, 2018, at an exercise price of $0.73 per share;

•	7,229,949 shares of common stock available for future issuance as of March 31, 2018 under the 2008 Plan, as amended, of which options to purchase 5,041,883 shares of common stock were granted after March 31, 2018;

•	and additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, and our 2018 Employee Stock Purchase Plan, which will become effective upon the closing of this offering, respectively, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans;

•	375,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase preferred stock that will automatically become warrants to purchase 375,000 shares of common stock upon the closing of this offering, at an exercise price of $1.20 per share; and

•	1,250,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of common stock, at an exercise price of $0.14 per share.

To the extent that outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected financial data

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2016 and 2017 and the balance sheet data as of December 31, 2016 and 2017 from our audited financial statements appearing at the end of this prospectus. The statement of operations data for the three months ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2018 have been derived from our unaudited financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of results to be expected for a full fiscal year or any other interim period.

	Year ended December 31,		Three months ended March 31,
(in thousands, except per share data)	2016	2017	2017	2018
Statement of Operations Data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	27,881	32,617	6,852	9,874
General and administrative	5,777	6,471	1,165	2,303

Total operating expenses	33,658	39,088	8,017	12,177

Loss from operations	(33,658)	(39,088)	(8,017)	(12,177)

Other income (expense):
Interest income	53	169	34	109
Interest expense	(1,345)	(901)	(298)	(34)
Change in fair value of preferred stock tranche liability	417	4,443	2,610	—

Total other income (expense), net	(875)	3,711	2,346	75

Net loss	(34,533)	(35,377)	(5,671)	(12,102)
Cumulative dividends on convertible preferred stock	(14,932)	(18,390)	(4,197)	—

Net loss attributable to common stockholders	$(49,465)	$(53,767)	$(9,868)	$(12,102)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(4.83)	$(5.10)	$(0.95)	$(1.13)

Weighted average common shares outstanding, basic and diluted(1)	10,238	10,552	10,436	10,712

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.31)		$(0.08)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		128,693		143,518

(1)	See Note 14 to our financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of December 31,		As of March 31, 2018
(in thousands)	2016	2017
Balance Sheet Data:
Cash and cash equivalents	$36,920	$16,404	$71,502
Working capital(1)	25,385	6,591	63,342
Total assets	38,704	19,103	75,056
Long-term debt, net of discount, including current portion	10,642	4,103	2,373
Preferred stock tranche liability	4,443	—	—
Preferred stock warrant liability	226	254	189
Convertible preferred stock	148,997	173,228	241,596
Total stockholders’ deficit	(131,671)	(165,833)	(177,057)

(1)	We define working capital as current assets less current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected financial data” section of this prospectus and our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company using our expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. Our integrated epigenetics platform enables us to validate targets and generate small molecules against these targets that selectively modulate gene expression in tumor and immune cells to drive anti-tumor activity. Platform insights and clinical experience guide development of our wholly owned lead product candidates: CPI-1205 which inhibits enhancer of zeste homolog 2, or EZH2, and CPI-0610 which inhibits bromodomain and extra terminal domain, or BET, proteins. We believe that our approach to targeting these central gene regulatory mechanisms associated with cancer proliferation may enable us to provide therapeutic benefits to cancer patients. We have observed clinical activity in the first few patients treated with each of CPI-1205 in a Phase 1b/2 trial in patients with metastatic castration-resistant prostate cancer, or mCRPC, and CPI-0610 in a Phase 2 trial in patients with myelofibrosis, or MF. We believe that we are well-positioned to determine proof of concept with each of our lead product candidates in mid-2019 and, if successful, to advance them into pivotal clinical trials in these indications.

To date, we have financed our operations primarily through sales of our preferred stock, payments received in connection with our collaboration and research agreements and borrowings under loan agreements. Through March 31, 2018, we have received gross proceeds of $247.3 million from sales of our preferred stock, $103.9 million from collaboration and research agreements and $18.0 million from borrowings under our loan agreements, of which we had repaid $15.6 million through March 31, 2018. In April 2018, we issued and sold an aggregate of 31,250,000 additional shares of Series F preferred stock for gross proceeds of $31.3 million. Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. For the years ended December 31, 2016 and 2017, we reported net losses of $34.5 million and $35.4 million, respectively, and for the three months ended March 31, 2018, we reported a net loss of $12.1 million. As of March 31, 2018, we had an accumulated deficit of $186.0 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•	continue our Phase 1b/2 clinical trials of CPI-1205, which we refer to as the ProSTAR and ORIOn-E trials, and our Phase 2 clinical trial of CPI-0610;

•	complete IND-enabling studies and prepare for a planned Phase 1 clinical trial of CPI-0209, our second-generation EZH2 inhibitor;

•	continue the research and development of our other product candidates;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval;

•	scale up our manufacturing processes and capabilities, or arrange for a third party to do so on our behalf, to support our clinical trials of our product candidates and commercialization of any of our product candidates for which we obtain marketing approval;

•	acquire or in-license products, product candidates or technologies;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio;

•	hire additional clinical, quality control and scientific personnel; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and our operations as a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. Further, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2018, we had cash and cash equivalents of $71.5 million. We believe that the net proceeds from this offering, together with our cash and cash equivalents as of March 31, 2018 and the net proceeds from the issuance and sale of additional shares of Series F preferred stock in April 2018 of $31.3 million, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                         . See “—Liquidity and capital resources.”

Components of our results of operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. We have entered into, and we may in the future enter into, license or collaboration agreements for our product candidates or intellectual property, and we may generate revenue in the future from payments as a result of such license or collaboration agreements. To date, all of our revenue has been derived from one collaboration arrangement. We cannot predict if, when, or to what extent we will generate revenue from the commercialization and sale of our product candidates. We may never succeed in obtaining regulatory approval for any of our product candidates.

To date, our revenue has been derived from our license and collaboration arrangement with Genentech, Inc. and F. Hoffmann-La Roche Ltd., collectively referred to as Genentech, under which we licensed certain technology to Genentech and performed certain specified services. We completed our performance obligations under the collaboration arrangement in 2015 and we have not recognized revenue from Genentech in either of the years ending December 31, 2016 or 2017 or the three months ended March 31, 2017 or 2018. We are entitled to future milestone and royalty payments from Genentech if Genentech pursues further development of the technology licensed from us under the collaboration arrangement and if Genentech achieves specified development and sales-based milestones relating to such licensed technology. We cannot provide assurance as to the timing of milestone or royalty payments or if we will ever receive such payments from Genentech.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•	expenses incurred in connection with the preclinical and clinical development of our product candidates and research programs, including under agreements with third parties, such as consultants and contractors and contract research organizations, or CROs;

•	the cost of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants and contractors and contract manufacturing organizations, or CMOs;

•	laboratory supplies and research materials;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance; and

•	payments made under third-party licensing agreements.

In July 2012, we entered into a Research, Development and Commercialization Agreement, or the LLS Agreement, with the Leukemia & Lymphoma Society, or LLS, pursuant to which LLS committed to provide funding to us for research and development services, conditional on (i) the achievement of milestones in accordance with the LLS Agreement and (ii) equal funding being provided by us. We recognize the nonrefundable payments received under the LLS Agreement as a reduction to the research and development expenses incurred, based on a proportional methodology comparing the total expenses incurred in the period under the project to the total expenses expected to be incurred under the project. During the years ended December 31, 2016 and 2017, funding by LLS of research and development expenses of $0.3 million and $0.6 million, respectively, were recorded as a reduction of our research and development expenses. No funding was received from LLS during the three months ended March 31, 2017 or 2018.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct external research and development expenses are tracked on a program-by-program basis and consist of costs that include fees, reimbursed materials and other costs paid to consultants, contractors, CMOs and CROs in connection with our preclinical, clinical development and manufacturing activities. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform technology and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical and preclinical development activities in the near term and in the future as our current development programs progress and new programs are added. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	our ability to raise additional funds necessary to complete clinical development of and commercialize our product candidates;

•	the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

•	our ability to maintain our current research and development programs and to establish new ones;

•	our ability to establish new licensing or collaboration arrangements;

•	the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority;

•	the receipt and related terms of regulatory approvals from applicable regulatory authorities;

•	the availability of raw materials for use in production of our product candidates;

•	our ability to consistently manufacture our product candidates for use in clinical trials;

•	our ability to establish and operate a manufacturing facility, or secure manufacturing supply through relationships with third parties;

•	our ability to obtain and maintain intellectual property protection and regulatory exclusivity, both in the United States and internationally;

•	our ability to maintain, enforce, defend and protect our rights in our intellectual property portfolio;

•	the commercialization of our product candidates, if and when approved;

•	our ability to obtain and maintain third-party coverage and adequate reimbursement;

•	the acceptance of our product candidates, if approved, by patients, the medical community and third-party payors;

•	competition with other products; and

•	a continued acceptable safety profile of our therapies following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

Other income (expense)

Interest income

Interest income consists of interest earned on our invested cash balances. We expect our interest income to increase as we invest the cash received from the sale of Series F preferred stock in March and April 2018 and the net proceeds from this offering.

Interest expense

Interest expense consists of interest expense on outstanding borrowings under our loan agreements as well as amortization of debt discount and debt issuance costs. Interest expense also consists of the change in the fair value of our preferred stock warrants. In connection with our loan and security agreement with Oxford and Silicon Valley Bank, we issued warrants to purchase Series B preferred stock. We classify these warrants as a liability on our balance sheet that we remeasure to fair value at each reporting date, and we recognize changes in the fair value of the warrant liability as interest expense in our statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of the warrant liability until the warrants are exercised, expire or qualify for equity classification.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock, and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital. As a result, subsequent to the completion of this offering, we will no longer remeasure the fair value of the warrant liability at each reporting date.

Change in fair value of preferred stock tranche liability

The Series E-1 preferred stock purchase agreement entered into in September 2016 provided the investors with the right to participate in a subsequent closing of Series E-1 preferred stock upon the earlier of one year from the issuance date or the achievement of a strategic event as determined by our board of directors. We refer to this right as the Series E-1 Tranche Right. The Series E-1 Tranche Right was classified as a liability and initially recorded at fair value. The liability was subject to revaluation at each balance sheet date prior to the exercise or expiration of the Series E-1 Tranche Right. The change in fair value of our preferred stock tranche liability consists of the re-measurement gains or losses associated with changes in the fair value of the Series E-1 Tranche Right. Upon issuance of the additional shares of Series E-1 preferred stock in July 2017, the Series E-1 Tranche Right was settled. As a result, we will no longer measure the fair value of the Series E-1 Tranche Right at each balance sheet date.

Income taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $168.9 million and $166.6 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2028. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $6.8 million and $2.9 million, respectively, which begin to expire in 2028 and 2025, respectively. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

On December 22, 2017, the Tax Cuts and Jobs Act, or the TCJA, was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of our deferred tax assets as of December 31, 2017, and a corresponding reduction in our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

Results of operations

Comparison of the three months ended March 31, 2017 and 2018

The following table summarizes our results of operations for the three months ended March 31, 2017 and 2018:

	Three months ended March 31,
(in thousands)	2017	2018	Change

Revenue	$—	$—	$—

Operating expenses:
Research and development	6,852	9,874	3,022
General and administrative	1,165	2,303	1,138

Total operating expenses	8,017	12,177	4,160

Loss from operations	(8,017)	(12,177)	(4,160)

Other income (expense):
Interest income	34	109	75
Interest expense	(298)	(34)	264
Change in preferred stock tranche liability	2,610	—	(2,610)

Total other income (expense), net	2,346	75	(2,271)

Net loss	$(5,671)	$(12,102)	$(6,431)

Research and development expenses

	Three months ended March 31,
(in thousands)	2017	2018	Change
Direct research and development expenses by program:
CPI-1205	$756	$2,892	$2,136
CPI-0610	684	826	142
CPI-0209	338	635	297
Preclinical pipeline	941	507	(434)
Unallocated expenses:
Personnel related (including stock-based compensation)	2,456	3,144	688
Laboratory supplies and consumables	622	670	48
Facility related and other	1,055	1,200	145

Total research and development expenses	$6,852	$9,874	$3,022

Research and development expenses were $6.9 million for the three months ended March 31, 2017 compared to $9.9 million for the three months ended March 31, 2018. The increase in costs related to our CPI-1205 program was primarily due to our ProSTAR trial, which we initiated in the fourth quarter of 2017, and our ORIOn-E trial, which we initiated in the first quarter of 2018. The increase in costs related to our second-generation EZH2 inhibitor CPI-0209 program in the first quarter of 2018 was primarily due to preparation for IND-enabling studies. The decrease in preclinical pipeline expenses was primarily due to the stage of development of our current pipeline candidates.

The increase in personnel related costs was primarily due to an increase in headcount in our research and development function. The increase in facility related and other expenses was primarily due to increased depreciation expense from equipment and software purchased in 2017.

General and administrative expenses

	Three months ended March 31,
(in thousands)	2017	2018	Change
Personnel related (including stock-based compensation)	$512	$1,210	$698
Professional and consultant fees	274	610	336
Facility related and other	379	483	104

Total general and administrative expenses	$1,165	$2,303	$1,138

General and administrative expenses for the three months ended March 31, 2017 were $1.2 million, compared to $2.3 million for the three months ended March 31, 2018. The increase in personnel related costs was primarily due to increased headcount. Personnel-related costs for the three months ended March 31, 2017 and 2018 included stock-based compensation expense of less than $0.1 million and $0.4 million, respectively. Professional and consultant fees, including those related to investor and public relations, legal fees and ongoing business activities, increased in preparation of becoming a public company.

Other income (expense)

Interest income

Interest income was less than $0.1 million for the three months ended March 31, 2017, compared to $0.1 million for the three months ended March 31, 2018.

Interest expense

Interest expense was $0.3 million for the three months ended March 31, 2017, compared to less than $0.1 million for the three months ended March 31, 2018. The decrease in interest expense was due to the lower outstanding balance of debt as a result of repayment of principal balance.

Change in fair value of preferred stock tranche liability

The change in the fair value of our preferred stock tranche liability resulted in income of $2.6 million for the three months ended March 31, 2017 resulting from the decrease in fair value of the Series E-1 Tranche Right (liability).

Comparison of the years ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	Year ended December 31,
(in thousands)	2016	2017	Change

Revenue	$—	$—	$—

Operating expenses:
Research and development	27,881	32,617	4,736
General and administrative	5,777	6,471	694

Total operating expenses	33,658	39,088	5,430

Loss from operations	(33,658)	(39,088)	(5,430)

Other income (expense):
Interest income	53	169	116
Interest expense	(1,345)	(901)	444
Change in preferred stock tranche liability	417	4,443	4,026

Total other income (expense), net	(875)	3,711	4,586

Net loss	$(34,533)	$(35,377)	$(844)

Research and development expenses

	Year ended December 31,
(in thousands)	2016	2017	Change

Direct research and development expenses by program:
CPI-1205	$4,296	$5,339	$1,043
CPI-0610	4,532	3,154	(1,378)
CPI-0209	—	1,927	1,927
Preclinical pipeline	4,434	3,919	(515)

Unallocated expenses:
Personnel related (including stock-based compensation)	9,178	10,852	1,674
Laboratory supplies and consumables	2,101	2,584	483
Facility related and other	3,340	4,842	1,502

Total research and development expenses	$27,881	$32,617	$4,736

Research and development expenses were $27.9 million for the year ended December 31, 2016 compared to $32.6 million for the year ended December 31, 2017. The increase in costs related to our CPI-1205 program was primarily due to preparation for and commencement of our ProSTAR trial, which we initiated in the fourth quarter of 2017 and preparation for our ORIOn-E trial, which we initiated in the first quarter of 2018. The decrease in costs related to our CPI-0610 program was primarily due to having only one ongoing Phase 2 clinical trial for CPI-0610 in 2017 as compared to three ongoing Phase 1 clinical trials for CPI-0610 in 2016. Costs related to our second-generation EZH2 inhibitor CPI-0209 program in 2017 primarily related to lead optimization of this molecule. The decrease in preclinical pipeline expenses was primarily due to decreased costs for programs that we did not choose to progress in 2017.

The increase in personnel related costs was primarily due to an increase in headcount in our research and development function. The increase in laboratory supplies and consumables was primarily due to increased research and discovery efforts. The increase in facility related and other expenses was primarily due to increased rent from our lease extension that we entered into in September 2016 and increased depreciation expense from equipment and software purchased in 2017.

General and administrative expenses

	Year ended December 31,
(in thousands)	2016	2017	Change
Personnel related (including stock-based compensation)	$3,050	$2,875	$(175)
Professional and consultant fees	1,362	1,969	607
Facility related and other	1,365	1,627	262

Total general and administrative expenses	$5,777	$6,471	$694

General and administrative expenses for the year ended December 31, 2016 were $5.8 million, compared to $6.5 million for the year ended December 31, 2017. The increase in general and administrative expenses was primarily due to an increase in professional and consultant fees, including those related to investor and public relations, business development and ongoing business activities. We also incurred increased legal fees for maintaining and enforcing our intellectual property rights and for ongoing business activities. Facility related and other expenses increased primarily due to increased rent from our lease extension that we entered into in September 2016 and product support costs for software and hardware purchased during 2017.

Other income (expense)

Interest income

Interest income was $0.1 million for the year ended December 31, 2016, compared to $0.2 million for the year ended December 31, 2017. The increase in interest income was primarily due to higher interest rates in 2017 as compared to 2016.

Interest expense

Interest expense was $1.3 million for the year ended December 31, 2016, compared to $0.9 million for the year ended December 31, 2017. The decrease in interest expense was due to the lower outstanding balance of debt as a result of repayment of principal balance.

Change in fair value of preferred stock tranche liability

The change in the fair value of our preferred stock tranche liability resulted in income of $0.4 million for the year ended December 31, 2016, compared to income of $4.4 million for the year ended December 31, 2017. The increase in income was a result of the decrease in fair value of the Series E-1 Tranche Right (liability) as a result of its settlement in July 2017.

Liquidity and capital resources

Since our inception, we have incurred significant operating losses. To date, we have financed our operations primarily through sales of our preferred stock, payments received in connection with our collaboration and research agreements and borrowings under loan agreements. Through March 31, 2018, we have received gross proceeds of $247.3 million from sales of our preferred stock, $103.9 million from collaboration and research agreements and $18.0 million from borrowings under our loan agreements, of which we had repaid

$15.6 million through March 31, 2018. As of March 31, 2018, we had cash and cash equivalents of $71.5 million. No amounts remained available for borrowing under our loan and security agreement. In April 2018, we issued and sold an aggregate of 31,250,000 additional shares of Series F preferred stock for gross proceeds of $31.3 million.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2016	2017	2017	2018
Cash used in operating activities	$(32,775)	$(37,586)	$(11,395)	$(11,779)
Cash used in investing activities	(945)	(582)	(293)	(21)
Cash provided by (used in) financing activities	19,105	17,652	(1,562)	66,898

Net increase (decrease) in cash, cash equivalents and restricted cash	$(14,615)	$(20,516)	$(13,250)	$55,098

Operating activities

During the three months ended March 31, 2018, operating activities used $11.8 million of cash, primarily resulting from our net loss of $12.1 million and net cash used by changes in our operating assets and liabilities of $0.4 million, partially offset by net non-cash expense of $0.7 million. Net cash used by changes in our operating assets and liabilities for the three months ended March 31, 2018 consisted primarily of a $0.6 million increase in prepaid expenses and other current assets, partially offset by a $0.2 million increase in accounts payable and accrued expenses and other current liabilities.

During the three months ended March 31, 2017, operating activities used $11.4 million of cash, primarily resulting from our net loss of $5.7 million, net non-cash income of $2.3 million and net cash used by changes in our operating assets and liabilities of $3.4 million. Net cash used by changes in our operating assets and liabilities for the three months ended March 31, 2017 consisted primarily of a $2.1 million decrease in accounts payable and accrued expenses and other current liabilities and a $1.5 million increase in prepaid expenses and other current assets.

During the year ended December 31, 2017, operating activities used $37.6 million of cash, primarily resulting from our net loss of $35.4 million and net non-cash income of $2.5 million, partially offset by net cash provided by changes in our operating assets and liabilities of $0.3 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $1.0 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $0.8 million increase in prepaid expenses and other current assets.

During the year ended December 31, 2016, operating activities used $32.8 million of cash, primarily resulting from our net loss of $34.5 million, partially offset by net non-cash charges of $1.2 million and net cash provided by changes in our operating assets and liabilities of $0.6 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $0.7 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $0.3 million increase in prepaid expenses and other current assets.

Changes in accounts payable, accrued expenses and other current liabilities and prepaid expenses in all periods were generally due to growth in our business, the advancement of our research programs and the timing of vendor invoicing and payments.

Investing activities

During the three months ended March 31, 2018 and 2017, net cash used in investing activities was less than $0.1 million and $0.3 million, respectively, due to purchases of property and equipment. The purchases of property and equipment during the three months ended March 31, 2018 related to equipment and software purchases as we expanded our discovery activities.

During the years ended December 31, 2017 and 2016, net cash used in investing activities was $0.6 million and $0.9 million, respectively, due to purchases of property and equipment. The purchases of property and equipment during the year ended December 31, 2017 related to equipment and software purchases as we expanded our discovery activities.

Financing activities

During the three months ended March 31, 2018, net cash provided by financing activities was $66.9 million, consisting primarily of net proceeds from the issuance of Series F preferred stock of $68.4 million, partially offset by payments of $1.7 million on long-term debt under our loan and security agreement.

During the three months ended March 31, 2017, net cash used in financing activities was $1.6 million, consisting primarily of payments of $1.6 million on long-term debt under our loan and security agreement.

During the year ended December 31, 2017, net cash provided by financing activities was $17.7 million, consisting primarily of proceeds from the issuance of preferred stock of $24.2 million, partially offset by payments of $6.6 million on long-term debt under our loan and security agreement.

During the year ended December 31, 2016, net cash provided by financing activities was $19.1 million, consisting primarily of net proceeds from the issuance of preferred stock of $24.2 million, partially offset by payments of $3.0 million on long-term debt under our loan and security agreement and repayment of a $1.2 million liability to Genentech.

Loan and security agreement

We previously had outstanding amounts due under a 2013 loan and security agreement, or the 2013 Loan Agreement, with Oxford Finance LLC and Silicon Valley Bank. In April 2016, we entered into a new loan and security agreement, or the 2016 Loan Agreement, with the same lenders. Under the 2016 Loan Agreement, the amount outstanding under the 2013 Loan Agreement of $10.8 million, the portion of the final payment under the 2013 Loan Agreement then due of $0.9 million and issuance costs due to the lenders were paid to the lenders with proceeds from the 2016 Loan Agreement and payment terms of the new principal balance of $11.8 million were extended through July 2018. Borrowings under the 2016 Loan Agreement bear interest at an annual rate of 7.6%, and are being repaid in equal monthly payments of principal and accrued interest through the maturity date of July 1, 2018. In addition, a final payment equal to 5% of the original principal amount is due upon the final principal payment.

Borrowings under the 2016 Loan Agreement are collateralized by substantially all of our personal property, other than our intellectual property, and by a negative pledge on intellectual property. There are no financial covenants associated with the 2016 Loan Agreement; however, we are subject to certain negative covenants to which we will remain subject until maturity. These covenants include limitations on dispositions, mergers or acquisitions, incurring indebtedness or liens, paying dividends or making investments and certain other business transactions. Obligations under the 2016 Loan Agreement are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in our business, operations or financial or other condition.

Funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•	the timing and progress of preclinical and clinical development activities;

•	the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•	the timing and outcome of regulatory review of our product candidates;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	developments concerning our contract manufacturers;

•	our ability to obtain materials to produce adequate product supply for any approved product or inability to do so at acceptable prices;

•	our ability to establish additional collaborations if needed;

•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we obtain marketing approval;

•	the legal patent costs involved in preparing, filing and prosecuting patent applications and maintaining, defending and enforcing patent claims and other intellectual property claims;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to the use of our product candidates; and

•	the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder.

As of March 31, 2018, we had cash and cash equivalents of $71.5 million. We believe that the net proceeds from this offering, together with our cash and cash equivalents as of March 31, 2018 and the net proceeds from the shares of Series F preferred stock sold in April 2018, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                 . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease commitment(1)	$6,114	$2,395	$3,719	$—	$—
Debt obligations(2)	4,803	4,803	—	—	—

Total	$10,917	$7,198	$3,719	$—	$—

(1)	Amounts in table reflects payments due for our lease of office and laboratory space in Cambridge, Massachusetts under an operating lease agreement that expires in June 2020.

(2)	Amounts in table reflect the contractually required principal, interest and the final payment due under our 2016 Loan Agreement as of December 31, 2017.

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the preceding table as the amount and timing of such payments are not known.

The LLS Agreement requires us to make certain milestone payments to LLS, that could total up to $25.0 million in aggregate, upon our receipt of payments associated with the licensing or transfer of rights to the related compound (or a product) to a third party, upon first regulatory approval of a product in the U.S., or upon the first regulatory approval of a product in Europe or Japan. We have not included future payments under this agreement in the table of contractual obligations above since these obligations are contingent upon future events. As of December 31, 2017 and March 31, 2018, we were unable to estimate the timing or likelihood of achieving these milestones.

We have also entered into license agreements with third parties, which are in the normal course of business. We have not included future payments under these agreements in the table of contractual obligations above since obligations under these agreements are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones, or royalties on net product sales. As of December 31, 2017 and March 31, 2018, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales.

Critical accounting policies and significant judgments and estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CMOs in connection with the process development and scale up activities and the production of preclinical and clinical trial materials; and

•	CROs in connection with clinical trials.

We base the expense recorded related to contract research and manufacturing on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply materials and conduct services. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with service-based vesting conditions. We use the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable. We measure the fair value of stock-based awards granted to nonemployees on the date at which the related service is complete, which is generally the vesting date of the award. Prior to the service completion date, compensation expense is recognized over the period during which services are rendered by such nonemployees. At the end of each financial reporting period prior to the service completion date, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.

Determination of fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our common stock valuations were prepared using a hybrid method which used a market approach to estimate our enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an option pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.50 per share as of September 30, 2016, $0.60 per share as of September 30, 2017, $0.69 per share as of March 1, 2018 and $0.73 per share as of April 5, 2018. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates and progress of our development of manufacturing processes;

•	our stage of development and commercialization and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Awards granted

The following table summarizes by grant date the number of shares subject to options granted between January 1, 2017 and June 7, 2018, the per share exercise price of the options, the fair value of common stock on each grant date, and the per share estimated fair value of the awards:

Grant date	Number of shares subject to options granted	Per share exercise price of options	Per share fair value of common stock on grant date		Per share estimated fair value of options on grant date
February 2017	2,151,000	$0.50	$0.50		$0.34
March 2017	10,000	$0.50	$0.50		$0.34
March 2017- nonemployee	90,000	$0.50	$0.50		$0.43	(2)
July 2017	8,716,000	$0.50	$0.60	(1)	$0.43
July 2017 - nonemployee	600,000	$0.50	$0.60	(1)	$0.43	(2)
August 2017	139,000	$0.50	$0.60	(1)	$0.43
September 2017	1,555,875	$0.50	$0.60	(1)	$0.43
December 2017	1,605,000	$0.60	$0.60		$0.42
March 2018	5,587,975	$0.69	$0.69		$0.49
April 2018	5,001,883	$0.73	$0.73		$0.52
May 2018	40,000	$0.73	$0.73		$0.52

(1)	At the time of the option grants in July, August and September 2017, our board of directors determined that the fair value of our common stock calculated in the valuation as of September 30, 2016 reasonably reflected the per share fair value of our common stock as of the grant date. However, as described below, the fair value of common stock at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.

(2)	For purposes of recording stock-based compensation for grants of options to nonemployees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasure the value of any unvested portion of the award based on the then-current fair value of the award and adjust the expense accordingly. Amounts in this column reflect only the grant-date fair value of awards to nonemployees.

In preparing for the issuance of our financial statements for the year ended December 31, 2017, we performed a retrospective fair value assessment of our common stock and stock options granted in 2017 and concluded that the fair value of our common stock underlying stock options that we granted in July 2017, August 2017 and September 2017 was $0.60 per share for accounting purposes. We applied the fair values of our common stock from our retrospective fair value assessments to determine the fair value of these awards and calculate stock-based compensation expense for accounting purposes. These reassessed values were based, in part, upon a third-party valuation of our common stock prepared as of September 30, 2017.

Valuation of warrants to purchase preferred stock

We classify warrants to purchase shares of our Series B preferred stock as liabilities on our balance sheets as these warrants are free-standing financial instruments that may require us to transfer assets upon exercise. The warrants were initially recorded at fair value on the date of grant, and they are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrants are recognized as interest expense in our statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants.

We utilize the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the preferred stock warrants. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying Series B preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. We determine the fair value per share of the underlying preferred stock by taking into consideration our most recent sales of our preferred stock as well as additional factors that we deem relevant. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital.

Valuation of preferred stock tranche liability

The Series E-1 preferred stock purchase agreement provided the Series E-1 investors with the right to participate in a subsequent closing of Series E-1 preferred stock upon the earlier of one year from the issuance date or the achievement of a strategic event as determined by the board of directors, which is referred to as the Series E-1 Tranche Right. The Series E-1 Tranche Right met the definition of a freestanding financial instrument as the Series E-1 Tranche Right was legally detachable and separately exercisable from the Series E-1 preferred stock. The Series E-1 Tranche Right was classified as a liability and initially recorded at fair value. The Series E-1 Tranche Right liability was subject to revaluation at each balance sheet date until its exercise in July 2017. We utilized the Black-Scholes option-pricing model, which incorporated assumptions and estimates to value the Series E-1 Tranche Right liability prior to its exercise. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Changes in fair value were included as a line item within other income (expense) in the accompanying statements of operations and comprehensive loss.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Quantitative and qualitative disclosures about market risks

As of December 31, 2017 and March 31, 2018, we had cash and cash equivalents of $16.4 million and $71.5 million, respectively. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

As of December 31, 2017 and March 31, 2018, we had $4.1 million and $2.4 million, respectively, of borrowings outstanding under the 2016 Loan Agreement. Amounts outstanding under the 2016 Loan Agreement bear interest at fixed interest rates and, therefore, do not expose us to interest rate risk.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2016 and 2017 or during the three month periods ended March 31, 2017 and 2018.

Emerging growth company status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Business

Overview

We are a clinical-stage biopharmaceutical company using our expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. Our integrated epigenetics platform enables us to validate targets and generate small molecules against these targets that selectively modulate gene expression in tumor and immune cells to drive anti-tumor activity. Platform insights and clinical experience guide development of our wholly owned lead product candidates: CPI-1205 which inhibits enhancer of zeste homolog 2, or EZH2, and CPI-0610 which inhibits bromodomain and extra terminal domain, or BET, proteins. We believe that our approach to targeting these central gene regulatory mechanisms associated with cancer proliferation may enable us to provide therapeutic benefits to cancer patients. We have observed clinical activity in the first few patients treated with each of CPI-1205 in a Phase 1b/2 trial in patients with metastatic castration-resistant prostate cancer, or mCRPC, and CPI-0610 in a Phase 2 trial in patients with myelofibrosis, or MF. We believe that we are well-positioned to determine proof of concept with each of our lead product candidates in mid-2019 and, if successful, to advance them into pivotal clinical trials in these indications.

Our integrated epigenetics platform includes a deep understanding of the biology of regulation of gene expression by epigenetic regulatory proteins, or epigenetic regulators, the development of small molecule product candidates that selectively modulate their activity and the design of clinical development programs supported by novel biomarker strategies. We are able to target a broad variety of epigenetic regulators using our platform and have generated development candidates acting against distinct classes of those regulators. We utilized our epigenetics platform to discover and design CPI-1205, CPI-0610 and CPI-0209 and we continue to leverage this platform to develop these product candidates and to discover and develop additional product candidates.

EZH2 franchise

CPI-1205, our first lead product candidate, is a small molecule designed to promote anti-tumor activity by specifically inhibiting EZH2, an enzyme that suppresses target gene expression. Based on insights from our platform and the advancing body of scientific literature supporting the role of EZH2 in certain tumor types, including prostate cancer, we prioritized clinical development of CPI-1205 as a combination therapy for the treatment of solid tumors. We are currently conducting an open-label Phase 1b/2 clinical trial of CPI-1205 for the treatment of mCRPC in combination with the androgen receptor signaling, or ARS, inhibitors enzalutamide (marketed as Xtandi®) or abiraterone acetate (marketed as Zytiga®), which we refer to as the ProSTAR trial. Preliminary data to date from this trial suggest CPI-1205 has the potential to offer meaningful benefits beyond the current standard of care. We aim to demonstrate proof of concept in mid-2019. If the ProSTAR trial is successful, we intend to initiate a pivotal Phase 3 clinical trial of CPI-1205 in combination with either enzalutamide or abiraterone acetate for the treatment of mCRPC. We previously completed a Phase 1 clinical trial of CPI-1205 as a monotherapy in 32 patients with relapsed lymphoma in which CPI-1205 was well tolerated.

We believe that targeting EZH2 has the potential for broad therapeutic application in a variety of tumor types and have taken a franchise approach to targeting EZH2. Accordingly we have initiated our ORIOn-E trial, a Phase 1b/2 clinical trial of CPI-1205 for the treatment of patients with solid tumors in combination with immune checkpoint inhibitors, with the goal of leveraging EZH2’s impact on immune cell activity. We aim to establish safety and a recommended Phase 2 dose, or RP2D, in this trial by early 2019. Further, we believe that a second-generation inhibitor will enable us to address additional patient populations beyond those that have been targeted by first-generation EZH2 inhibitors. Based on this belief, we designed CPI-0209, our second-generation

EZH2 inhibitor, to achieve comprehensive coverage of EZH2. We are currently advancing CPI-0209 in IND-enabling studies and plan to initiate a Phase 1 clinical trial of this product candidate in solid tumors and/or hematological malignancies in 2019.

BET inhibitor

CPI-0610, our second lead product candidate, is a small molecule designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins, which are proteins that normally enhance target gene expression. We are currently conducting a Phase 2 clinical trial of CPI-0610 as a monotherapy and in combination with ruxolitinib (marketed as Jakafi®), in patients with myelofibrosis, or MF, a progressive hematological cancer, who have been previously treated with ruxolitinib or an investigational JAK1/JAK2 inhibitor. There are no approved products for patients with MF whose disease progresses after treatment with ruxolitinib.

Preliminary data to date from this Phase 2 trial suggest CPI-0610 has the potential to offer meaningful benefits beyond the current standard of care. We have observed evidence of activity of CPI-0610 as a monotherapy and in combination with ruxolitinib, including a reduction in spleen size, measured by magnetic resonance imaging, or MRI. We aim to demonstrate proof of concept by mid-2019 and, after consultation with the U.S. Food and Drug Administration, or the FDA, regarding acceptable endpoints, to initiate a pivotal clinical trial of CPI-0610. CPI-0610 was well tolerated across three Phase 1 clinical trials in which we treated an aggregate of 138 patients with a variety of hematological malignancies. In one of these Phase 1 trials, in which we treated patients with lymphoma, we identified the maximum tolerated dose.

We have retained global development and commercial rights to all of our product candidates. Our goal is to become a fully integrated biopharmaceutical company with the ability to commercialize our products. Our management team has extensive experience in the discovery, development, regulatory aspects and commercialization of cancer therapeutics, including in senior roles at leading pharmaceutical companies.

Our pipeline

The following table summarizes key information about our most advanced programs:

In addition to the programs discussed above, we have a preclinical pipeline focused on cancer- and immuno-epigenetics. We have used our epigenetics platform to validate novel targets and generate small molecule inhibitors against these targets that act on tumor or immune cells. We aim to test these molecules in clinical trials in indications with a defined biological rationale utilizing trial designs that are supported by biomarkers for patient enrichment.

Our strategy

Our objective is to discover, develop and commercialize innovative drugs that address the serious unmet medical needs of patients with cancers that are associated with abnormal gene expression or drug resistance. To achieve our objective, we intend to:

•	Leverage the insights from our platform and our clinical experience to rapidly and efficiently complete development of CPI-1205 and CPI-0610. Building off the clinical activity that we observed in the first few patients with each of CPI-1205 in a Phase 1b/2 trial in patients with mCRPC and CPI-0610 in a Phase 2 trial in patients with MF, we aim to demonstrate proof of concept of each product candidate in mid-2019 and intend to initiate pivotal clinical trials with each product candidate. Additionally, in the ORIOn-E trial, we aim to establish a recommended Phase 2 dose of CPI-1205 in combination with immune checkpoint inhibitors by early 2019 and begin Phase 2 expansion cohorts for the treatment of solid tumors.

•	Expand our EZH2 franchise by advancing CPI-0209, our second-generation EZH2 inhibitor, as an opportunity to access additional cancer types. We believe that targeting EZH2 has the potential for broad therapeutic application in a variety of tumor types and have taken a franchise approach to targeting EZH2. Leveraging our translational insights, we will prioritize solid tumor indications for biomarker-supported clinical trials. We believe CPI-0209 could achieve more comprehensive coverage of EZH2 and enable us to address additional patient populations beyond those that have been targeted by first-generation EZH2 inhibitors. We are currently advancing CPI-0209 in IND-enabling studies and plan to initiate a Phase 1 clinical trial of this product candidate in solid tumors and/or hematological malignancies in 2019.

•	Utilize our epigenetics platform to advance novel programs that target tumor and/or immune cells. We are leveraging our platform to discover and develop programs focused on the inhibition of epigenetic regulators of tumor and/or immune cells that may lead to the killing or reprogramming of cancer cells and/or result in anti-tumor immune activity. We aim to select our next product candidate in 2019.

•	Maximize the global commercial potential of our product candidates. We plan to retain commercial rights to our product candidates in the United States, while selectively evaluating strategic partnerships that could maximize their commercial potential by expanding our geographic reach or by development in additional indications. We intend to build a targeted, specialty sales force in the United States to support the commercialization of our product candidates, if approved. We continually assess opportunities to augment our capabilities, capital and pipeline through collaborations.

Cancer and epigenetics

Cancer is a heterogeneous group of diseases characterized by uncontrolled cell division and growth. Cancer can arise when the dysregulation of the cell’s gene expression program alters the identity of single normal cells. This dysregulation can arise when there are changes in genes that control signaling pathways governing cell differentiation and function. Cancer cells can utilize this abnormal gene expression by using epigenetic regulators to activate pro-tumor genes or deactivate tumor suppressor genes. Furthermore, cancer cells can also use epigenetic regulators to activate resistance mechanisms against cancer treatments, including chemotherapy, targeted therapy and immunotherapy, and render the treatments less effective.

Epigenetics background

Epigenetics refers to a broad regulatory system that controls gene expression by modifying chromatin, which consists of DNA wrapped around an assembly of proteins called histones. The DNA included in chromatin is identical in each cell in the body and the identity and function of each cell is determined by the specific set of genes that are expressed, or turned on or off, in a given cell. Whether a specific set of genes is turned on or off depends on the action of epigenetic regulators.

Epigenetic regulators change the architecture of chromatin, allowing it to adopt an open configuration to facilitate gene expression or, conversely, a closed configuration to suppress gene expression. An open chromatin configuration turns on a gene by allowing access and ‘readout’ of the genetic information stored in DNA. A closed chromatin configuration turns off a gene by preventing access to DNA and results in silencing of gene expression.

We have focused our discovery and development efforts on three distinct classes of epigenetic regulators. First, epigenetic writers, which are enzymes that add chemical modifications on chromatin. Second, epigenetic readers, which are protein families that recognize chemical modifications on chromatin and bind to these modifications using specialized protein domains. Third, epigenetic erasers, which are enzymes that remove chemical modifications from chromatin. The action of each class of epigenetic regulators can alter chromatin configuration and control the expression of certain genes in different ways.

As illustrated in the graphic below, epigenetic regulators within the writer, reader and eraser classes modify chromatin and affect gene expression by either adding, binding to or removing chemical tags, which are indicated by dots, on chromatin. In normal cells, these epigenetic mechanisms are tightly regulated so that genes are “turned on” or “turned off” as appropriate.

Abnormal cells, such as proliferating cancer cells, can usurp these epigenetic mechanisms ultimately leading to disease. In certain contexts, the activity of an epigenetic regulator may be altered due to a genetic mutation, which may make certain cancer cells dependent on the activity of an individual epigenetic regulator for cancer cell growth. In other contexts, cancer cells may use the activity of an epigenetic regulator cooperatively with other cellular factors to exacerbate disease-promoting mechanisms and suppress the effectiveness of drug therapies, including chemotherapeutic agents, targeted agents (e.g. tyrosine kinase inhibitors) and immune-modulating agents (e.g., immune checkpoint inhibitors).

Epigenetics regulators also play a significant role in the differentiation of immune cell populations. The various immune cells in a human body arise from blood progenitor cells, or stem cells, through differentiation processes. Epigenetic regulators govern these differentiation processes by promoting and suppressing certain genes that are specific for each type of immune cell. Cancer cells can use epigenetic regulators to cause the differentiation process to produce or program immune cells that promote tumor immunity. The selective inhibition of these epigenetic regulators may alter this differentiation process and re-program immune cells that increase tumor immunity into immune cells that drive an anti-tumor response. This approach may allow immune cells to overcome resistance to immune checkpoint inhibitors.

Epigenetic inhibitor approaches

Epigenetic inhibition is particularly attractive as a therapeutic approach for several reasons:

•	small molecule inhibitors can block the abnormal function of epigenetic regulators that cancer cells depend on for growth and potentially restore normal gene expression;

•	cells in the body utilize a large number of epigenetic regulators to control gene expression which provides a large number of potential drug targets; and

•	biomarkers can be used to enrich for patients who are most likely to respond to epigenetic inhibition.

The early epigenetic inhibitors—such as histone deacetylase and DNA methyltransferase inhibitors—have not delivered on the full potential of the inhibition of epigenetic regulators as a class of cancer therapy. These drugs cause broad changes to gene expression across thousands of genes. This broad inhibition, as opposed to more selective inhibition, generally resulted in unintended effects accompanying the desired effect. Moreover, early epigenetic inhibitors were solely designed to alter gene expression in cancer cells to induce cancer cell death. This approach did not consider the importance of the cells surrounding the cancer cells, referred to as the tumor microenvironment, and the supporting role that epigenetic regulators play in sustaining the tumor microenvironment for cancer cell growth.

Since these early epigenetic drugs, biopharmaceutical development has focused on therapies targeting epigenetic regulators in genetically defined cancer contexts, and specifically in mutated epigenetic regulators with abnormal function that cancer cells depend on for growth. This approach has identified a small number of epigenetic targets and development opportunities for certain targets, including EZH2. Given that abnormal function of epigenetic regulators can arise for reasons other than genetic mutations, we believe that these genetically defined approaches, while valuable, underestimate the potential of identifying and specifically targeting epigenetic regulators in cancer.

Our approach

We are a pioneer in the discovery and development of novel therapeutics that target the writer, reader and eraser classes of epigenetic regulators and modulate gene expression in a more selective manner. Our efforts have demonstrated that these distinct classes of epigenetic regulators are broadly druggable and that selective reprogramming of gene expression is a promising therapeutic approach to not only induce cancer cell killing but also to enhance anti-tumor immunity.

Integrated platform

Our integrated epigenetics platform includes a deep understanding of the biological context in which epigenetic regulators operate, the development of small molecule product candidates that selectively modulate their activity and the design of clinical development programs supported by novel biomarker strategies.

Understanding the biological context. We have built a suite of tools that enables us to identify and validate epigenetic target biology. Specifically, we have built a chemical probe library comprising selective and potent small molecules that each inhibit the activity of a specific epigenetic regulator. In addition, we have also built libraries of genetic tools that help us understand the function of specific genes that encode epigenetic regulators. We routinely screen these small molecules and genetic tools across cellular and animal models of disease to identify and validate potential epigenetic targets. We have utilized these tools to identify epigenetic targets that, when inhibited, induce cancer cell death, sensitize tumor cells to an immune response, and reprogram immune-suppressive immune cells to enhance anti-tumor activity.

Development of small molecule product candidates. Our small molecule drug discovery engine is supported by our deep understanding of the writer, reader, and eraser classes of epigenetic regulators. We have spent over ten years developing this understanding, and that expertise combined with our capabilities in assay development, biochemistry, compound screening, medicinal chemistry and structural biology, provides a strong platform to continue to develop small molecule epigenetic inhibitors. As a result, we have been able to develop multiple product candidates across our target classes and expect to continue to do so in the future.

Design of clinical development programs. We believe that our ability to link biological and clinical development to identify a path to registration for each of our product candidates is a crucial component of our platform. We prioritize indications based on the importance of a specific epigenetic target as a driver of a specific cancer. We also evaluate in vivo models, cancer cell line panels, and human tumor samples to identify biomarkers that can be used to identify patient populations that may be most likely to respond to treatment with our product candidates. We create and use a range of assays in our preclinical and early clinical testing to validate hypotheses that we may use in later stage testing to target specific patient populations.

Our approach to therapeutic agents is focused on epigenetic targets:

•	whose inhibition modulates gene expression in a highly selective manner;

•	with broad development opportunities, including biomarker-defined contexts, which we believe may expand the applicability of our product candidates to cancers with immune evasion or acquired drug resistance; or

•	whose inhibition may reprogram immune-suppressive immune cells in the tumor microenvironment to enhance anti-tumor activity.

Our epigenetics platform allows us to intervene in diseases by targeting distinct classes of epigenetic regulators, including the following examples:

•	EZH2—an epigenetic writer—is an enzyme that suppresses target gene expression by adding modifications to chromatin. Certain cancer and immune cells can use EZH2 to promote growth of cancer cells or suppress an anti-tumor immune response;

•	BET proteins—a group of epigenetic readers—are proteins that bind to chromatin and enhance target gene expression. Certain cancer cells can use BET proteins to promote growth of cancer cells and inflammatory disorders; and

•	LSD1—an epigenetic eraser—is an enzyme that suppresses target gene expression by removing modifications from chromatin. Certain cancer cells and immune cells can utilize lysine-specific demethylase 1A, or LSD1, to promote growth of cancer cells or suppress an anti-tumor immune response.

We believe that we can leverage our epigenetic platform to expand our discovery and development efforts into additional classes of epigenetic targets. We are also currently advancing several discovery programs against undisclosed epigenetic regulators focused on the tumor and the immune microenvironment.

Our product candidates

CPI-1205—EZH2 inhibitor

Overview

Historically, the primary focus of EZH2 as a drug target has been the role of EZH2 mutations or overexpression in cancer. We believe these genetically defined approaches to EZH2 inhibition may underestimate the broader therapeutic potential of the target in cancer. While EZH2 genomic aberrations and overexpression are frequently correlated with late-stage cancer and a poor prognosis for a wide variety of cancers, including prostate cancer, EZH2 also cooperates with other cancer promoting pathways, such as androgen receptor signaling and immune signaling. Therefore, we believe EZH2 inhibition can synergistically enhance the effectiveness of existing cancer therapies.

CPI-1205, our first lead product candidate, is a small molecule designed to promote anti-tumor activity by specifically inhibiting EZH2, an enzyme that suppresses target gene expression. In preclinical studies, we observed a dose-proportional inhibition of EZH2 that correlated with the tumor growth-inhibiting activity of CPI-1205 in in vitro and in vivo models. In preclinical studies, we observed that CPI-1205 inhibited tumor growth as a single agent and synergistically enhanced the efficacy of cancer therapies, including ARS inhibitors, in a prostate cancer model, and immune checkpoint inhibitors in other solid tumor models. Based on these observations and the limited options for patients who progress on ARS inhibitors or checkpoint inhibitors, we have prioritized clinical development of CPI-1205 as a combination therapy with ARS inhibitors in prostate cancer and checkpoint inhibitors in solid tumors.

We are currently conducting the ProSTAR trial, which is an open-label Phase 1b/2 clinical trial of CPI-1205 for the treatment of mCRPC in combination with enzalutamide or abiraterone acetate, which are second-generation ARS inhibitors. We aim to demonstrate proof of concept in mid-2019. Preliminary data to date from this trial suggest CPI-1205 has the potential to offer meaningful benefits beyond the current standard of care. If the ProSTAR trial is successful, we intend to initiate a pivotal Phase 3 clinical trial of CPI-1205 in combination with enzalutamide or abiraterone acetate for the treatment of mCRPC. We previously completed a Phase 1 clinical trial of CPI-1205 as a monotherapy in 32 patients with relapsed B-cell lymphoma in which CPI-1205 demonstrated clinical activity and was well tolerated.

We believe that targeting EZH2 has the potential for broad therapeutic application in a variety of tumor types. We believe that EZH2 has a role in immune cell activity and have initiated the ORIOn-E trial, which is a Phase 1b/2 clinical trial of CPI-1205 for the treatment of solid tumors in combination with ipilimumab (marketed as Yervoy®) or pembrolizumab (marketed as Keytruda®), which are immune checkpoint inhibitors.

EZH2 inhibition in cancer

EZH2 acts as an epigenetic writer and normally regulates gene expression by placing one or more methyl groups on a histone protein leading to the suppression of gene expression programs. While this effect of EZH2 on gene expression is a normal part of cellular development, some cancers depend on an abnormal pattern of gene expression, and re-direct EZH2 to genes that become abnormally repressed. Cancer cells with these abnormal gene expression programs may be more resistant to anti-cancer therapies.

Abnormal EZH2 function has been implicated in cancer in a number of different ways:

•	Cancer genetics: mutations in the gene encoding EZH2 result in the altered enzymatic activity of EZH2 and cancer cells become dependent on this abnormal activity for tumor growth. Alternatively, mutations in other epigenetic regulators can change the genes expressed by cancer cells and indirectly create a dependence on EZH2 for cancer cell growth;

•	Acquired drug resistance: therapeutic agents promote EZH2-mediated gene silencing that may lead to acquired resistance to these agents; and

•	Immune suppression: EZH2-mediated reprogramming of immune cells within the tumor, e.g. T-cells, and tumor cells to create an immune suppressive tumor microenvironment.

There is a strong association between EZH2 expression and disease progression in mCRPC and a therapeutic approach that targets EZH2 may result in better outcomes than those achieved with approved therapeutic agents that treat mCRPC.

In prostate cancer, the androgen receptor is a key regulator of gene expression and acts as the mediator of androgen signaling in prostate cells. The AR signaling pathway is the primary pathway used by prostate cancer cells to promote tumor growth. As shown below, we believe that EZH2, by suppressing certain gene sets, enhances AR signaling, which can lead to increased tumor growth. In preclinical studies, we observed enhanced gene expression changes in prostate cancer cells treated with a combination of enzalutamide and CPI-1205 as compared to enzalutamide treatment alone. This corroborates our hypothesis that EZH2 functionally cooperates with androgen receptor signaling to promote prostate cancer growth.

We also believe that EZH2 is utilized by prostate cancer cells to establish resistance to ARS inhibitors. We have observed in preclinical studies that EZH2 inhibitors, such as CPI-1205, in combination with ARS inhibitors synergistically killed tumor cells and demonstrated activity in models that are resistant to ARS inhibitors.

Illustration of impact of AR signaling and EZH2 on prostate tumor	CPI-1205 synergizes with ARS Inhibitors to kill prostate cancer cells

EZH2 also plays a critical role in immune cell function and helps to define the state of certain immune cells. EZH2 is required for the activation of T-cells to support differentiation into T regulatory cells, or T-reg cells, which are T-cells that suppress an immune response. Alternatively, EZH2 is required to weaken T-effector cells, which are T-cells that execute an immune response. In mouse models, the genetic loss of EZH2 in T-reg cells rendered mice immune to tumors. We have observed that blocking of EZH2 activity inactivated T-reg cells and stimulated T-effector cell function in vitro and CPI-1205 resulted in the inhibition of tumor growth in vivo.

Metastatic castration-resistant prostate cancer

According to the American Cancer Society, or ACS, prostate cancer is the second most common type of cancer amongst men in the United States and is the second leading cause of cancer death in this population. In 2018, the ACS estimates that in the United States approximately 165,000 men will be diagnosed with prostate cancer and that there will be approximately 29,000 deaths due to prostate cancer.

The growth and survival of prostate cancer cells depend primarily on the androgen receptor signaling pathway. Cancer cells can use the binding of androgens to androgen receptors to trigger abnormal cell growth and tumor progression. The standard of care for the treatment of advanced prostate cancer is androgen deprivation therapy, or ADT, which induces medical castration, or surgical castration to achieve reduced testosterone levels. Medical castration involves gonadotropin-releasing hormone antagonists, alone or in combination with first generation anti-androgen therapy. Most men with prostate cancer treated with ADT respond, as measured by tumor regression, relief of symptoms and reductions in serum prostate-specific antigen, or PSA, level and are considered to have hormone-sensitive prostate cancer. However, almost all prostate cancer patients eventually experience a recurrence in tumor growth despite ADT. These patients are diagnosed with castration-resistant prostate cancer, or CRPC, which refers to prostate cancer that progresses despite ADT and is characterized by low testosterone serum levels. The development of CRPC following ADT is due in part to tumor cells that adapt to the hormone-deprived environment of the prostate.

Castration-resistant prostate cancer that spreads, or metastasizes, to other parts of the body is diagnosed as mCRPC and may be characterized by increasing PSA levels, elevated circulating tumor cell, or CTC, counts and soft tissue disease. According to a meta-analysis of Phase 3 clinical trials published in a peer-reviewed third-party scientific publication, elevated CTC counts have been demonstrated to be a poor prognostic factor for overall survival in patients with mCRPC. CTCs are cells that have shed from a primary tumor and are carried around the body in the blood and may lead to metastases. According to the published analysis, a 30% decline in CTC counts as early as four weeks after treatment initiation suggests that advanced prostate cancer patients may benefit from treatment.

Patients with mCRPC have an average survival of approximately 30 months and experience a deterioration in quality of life despite treatment with the available therapeutic options. The standard practice is to treat mCRPC with an ARS inhibitor, including abiraterone acetate or enzalutamide. These products are approved in the United States for first-line therapy in chemotherapy-naïve patients with mCRPC as well as for second-line treatment in patients who have received prior chemotherapy.

We believe that there are approximately 140,000 men in the United States living with castration-resistant prostate cancer and that the majority of those patients will develop mCRPC. Based on third-party data, we estimate that there are approximately 30,000 to 50,000 new mCRPC patients per year in the United States. Most patients progress from earlier prostate cancer stages, while some patients are initially diagnosed with metastatic disease. We believe that most patients with mCRPC receive treatment with at least one ARS inhibitor. According to published literature, approximately 60-80% of patients with mCRPC respond to first-line treatment with either abiraterone acetate or enzalutamide with nine to 15 months of PSA progression-free survival. Of those who have a PSA response, a large majority eventually develop resistance to ARS inhibitors. Resistance mechanisms to ARS inhibitors include AR amplification and overexpression and circulating androgen receptor splice variant-7, or ARV7, which is a constitutively active version of the AR that is no longer inhibited by ARS inhibitors. ARV7 is a marker for aggressive mCRPC.

If patients with mCRPC have disease progression after treatment with a second-generation ARS inhibitor, they may be treated with either chemotherapy or a different second-generation ARS inhibitor. Experts that treat mCRPC patients estimated that only 10-30% of patients will respond to the second-line treatment with a different ARS inhibitor and that the response achieved is typically less than half as durable, with three to six months of PSA progression-free survival, as compared to the response observed with first-line ARS inhibitor treatment. After treatment and progression with a second ARS inhibitor or chemotherapy, patients with mCRPC have very limited treatment options other than pain management and other palliative care options. In many cases, these patients have measurable, metastatic soft tissue disease. We believe patients who have received either abiraterone acetate or enzalutamide as a first- or second-line therapy would be candidates for combination therapy with these therapies and CPI-1205.

Clinical development

ProSTAR Trial: Phase 1b/2 Clinical Trial in Combination with Second-Generation ARS Inhibitors. We are currently conducting an open-label Phase 1b/2 clinical trial of CPI-1205 in patients with mCRPC who previously progressed on treatment with either abiraterone acetate or enzalutamide. We plan to enroll up to 36 patients in the Phase 1b portion of this trial and we are aiming to establish safety, pharmacokinetics, pharmacodynamics, maximum tolerated dose and a recommended Phase 2 dose of CPI-1205 with these agents. In this trial, patients who have previously progressed on treatment with abiraterone acetate are treated with a combination of enzalutamide and CPI-1205, and patients who previously progressed on treatment with enzalutamide are treated with a combination of abiraterone acetate and CPI-1205. In addition, we are exploring the use of one co-medication to boost the exposure of CPI-1205 in this trial. The co-medication has been approved by the FDA for use in humans and acts by inhibiting cytochrome P450 enzymes. We are testing whether blocking these enzymes will increase the exposure of CPI-1205 and may allow us to use a lower or less frequent dose of CPI-1205. We may determine to use the co-medication as part of the Phase 2 dosing regimen based on the data we receive in the Phase 1 portion of the trial relating to its pharmacokinetic effects on CPI-1205 exposure and the safety profile of the relevant combination with and without the co-medication.

The design of the ProSTAR trial is depicted below.

In the Phase 1b trial, mCRPC patients are being given an 800 mg dose of CPI-1205 three times per day in combination with either abiraterone acetate or enzalutamide. Other cohorts of patients are being given a lower dose of CPI-1205 twice per day in combination with the co-medication to boost the exposure of CPI-1205 and either abiraterone acetate or enzalutamide and may escalate up to a higher dose of CPI-1205 twice per day. The primary endpoints of the Phase 1b trial are to establish the maximum tolerated dose and the recommended Phase 2 dose of CPI-1205 with these agents. We will assess any dose-limiting toxicities according to the National Cancer Institute’s Common Terminology Criteria for Adverse Events version 4.03, or CTCAE.

Based on safety, pharmacokinetic and pharmacodynamic results from the Phase 1b trial, we expect to select either abiraterone acetate or enzalutamide to be combined with the optimal dose regimen of CPI-1205 for the Phase 2 portion of the trial. In the Phase 2 trial, we will assess response rate as the primary endpoint. According to the current protocol for the trial, the response rate is defined as the proportion of patients who have a response. A response is defined to consist of any of (i) a PSA reduction of 50% or more from baseline, (ii) a decline of 30% or more in CTC count from baseline or (iii) for patients with measurable soft tissue disease, an objective response, which is defined as a complete response or partial response per Response Evaluation Criteria in Solid Tumors 1.1, or RECIST 1.1 criteria. RECIST 1.1 criteria define disease progression and tumor response based on the sum of the longest diameters of a set of target tumor lesions identified when the patient enters the trial.

We plan to enroll up to approximately 110 patients in the Phase 2 portion of the trial. In the randomized portion of the trial, 35 patients will receive the selected ARS inhibitor as a monotherapy and 35 patients will receive the selected ARS inhibitor in combination with CPI-1205. If we select enzalutamide as the ARS inhibitor for the Phase 2 portion of the trial, we plan to enroll patients who previously progressed on treatment with abiraterone acetate. If we select abiraterone acetate as the ARS inhibitor for the Phase 2 portion of trial, we plan to enroll patients who previously progressed on treatment with enzalutamide or similar ARS inhibitors. We plan to add an additional expansion arm to the Phase 2 trial with up to 40 patients who have measurable disease and who progressed after treatment with both enzalutamide and abiraterone and prior chemotherapy. These patients will also be treated with a combination of CPI-1205 and an ARS inhibitor. The primary endpoint for the expansion arm will be objective response as determined by an independent central review. We also plan to collect and analyze biomarkers to assess molecular features of AR and EZH2-related biology, which may allow us to enrich for patients who are most likely to respond to treatment with CPI-1205.

As of May 25, 2018, ten patients in the Phase 1b trial have been treated with CPI-1205, consisting of four patients treated with the combination of CPI-1205 and abiraterone acetate and six patients treated with the combination of CPI-1205 and enzalutamide. Eight patients had unfavorable CTC counts (greater than five cells per 7.5 mL of blood) at baseline, which is a poor prognostic factor for overall survival in patients with mCRPC. Four patients had soft tissue metastases at baseline. Of the ten patients, as of May 25, 2018, seven patients have been treated for longer than one month, and of those seven patients, three patients have been treated for more than two months and two patients have been treated for longer than four months.

One patient, treated with the combination of CPI-1205 and abiraterone acetate, discontinued treatment prior to completing one cycle (28 days) due to elevated liver enzymes, or transaminases. The elevated transaminases were asymptomatic and reversible. This patient also had clinical disease progression. No other dose-limiting toxicities have been observed and each combination has been generally well tolerated as of May 25, 2018. As of May 25, 2018, there have not been any treatment-related serious adverse events in this trial.

The figure below presents the duration of treatment, as of May 25, 2018, for each of the ten patients treated in this ongoing trial.

Treatment Duration

Both of the patients who have been on therapy for more than four months have been treated in the combination of CPI-1205 and enzalutamide arm. One of these patients experienced an 85% reduction in PSA level after one cycle of therapy. This patient had measurable soft tissue disease and an unfavorable CTC count. This patient experienced a complete response after two months of treatment as assessed by CT scan and converted to favorable CTC status (defined as less than five cells per 7.5 mL of blood). The patient’s response continued as of May 25, 2018. The other patient experienced an 83% reduction in PSA levels after one cycle of therapy. This patient chose to discontinue treatment with enzalutamide after the first cycle of combination therapy and continued to be treated with CPI-1205 as a monotherapy as of May 25, 2018. Prior to entering the trial, this patient had metastatic bone disease, and after three cycles of therapy, the PET/CT scan showed resolution of bone metastasis.

The figure below shows the evolution of PSA changes, as of May 25, 2018, for each evaluable patient treated in the trial beginning with the pre-screening period (prior to treatment). One patient did not have a PSA measurement at baseline and is not included in the figure below.

% PSA Change from Baseline

The figure below depicts the change in CTC count, as of May 25, 2018, in the four patients in the trial who had unfavorable CTC counts at baseline and have had at least one post-baseline CTC measurement. Each of these patients have been treated in the enzalutamide arm. As shown below, two of these patients have experienced a reduction in CTC count of more than 30% from baseline as of May 25, 2018.

% CTC Change from Baseline

Compassionate Use. Two patients have been treated with a combination of CPI-1205 and enzalutamide under a compassionate use protocol based on the preliminary anti-tumor activity observed in our Phase 1b clinical trial and because these patients did not meet the eligibility criteria for the ProSTAR trial. The first patient’s cancer previously progressed on treatment with both abiraterone acetate and enzalutamide as well as multiple chemotherapy treatments, treatment with immune checkpoint inhibitors, treatment with a tyrosine kinase enzyme inhibitor and radium regimens. Shortly after first dosing with CPI-1205 and enzalutamide, treatment was interrupted for approximately four days due to non-treatment associated pneumonia. Based on an assessment taken two weeks after initiation of therapy, this patient was observed to have an 80% reduction in PSA levels and showed evidence of tumor size reduction in the neck by palpation. Subsequently, the patient was found to have progressive disease in the liver, stopped therapy, and died shortly thereafter due to disease progression. The second patient was heavily pretreated with abiraterone acetate, enzalutamide and docetaxel. This patient stopped chemotherapy without evidence of progressive disease and began treatment with CPI-1205 and enzalutamide, rendering us unable to evaluate the results of treatment. This patient discontinued the experimental combination due to disease progression.

ORIOn-E Trial: Phase 1b/2 Clinical Trial in Combination with Immune Checkpoint Inhibitors. We have also initiated a Phase 1b/2 clinical trial of CPI-1205 in combination with ipilimumab or pembrolizumab for the treatment of patients with solid tumors, who have previously progressed on treatment with an immune checkpoint inhibitor that inhibits programmed death-ligand 1, PD-L1 or programmed cell death protein 1, or PD-1. Similar to the ProSTAR trial, patients are being given an 800 mg dose of CPI-1205 three times per day and we are also exploring the use of the same co-medication to boost the exposure and lower the dose of CPI-1205 in this trial. The primary endpoint of the Phase 1b trial is to establish the maximum tolerated dose and the recommended Phase 2 dose of CPI-1205 with these agents. We will assess any dose-limiting toxicities according to CTCAE.

In order to establish the recommended Phase 2 dose, we will evaluate the safety, pharmacokinetic and pharmacodynamic results from the Phase 1b trial. We aim to establish safety, pharmacokinetics, maximum tolerated dose and a recommended Phase 2 dose of the combination by early 2019 and plan to initiate the Phase 2 portion of the trial thereafter. The primary endpoint of the Phase 2 portion of the trial will be to evaluate objective responses, which is defined as a complete response or partial response per RECIST 1.1 criteria.

The design of the ORIOn-E trial is depicted below.

As of May 25, 2018, nine patients in the Phase 1b trial have been treated with CPI-1205, consisting of six patients treated with the combination of CPI-1205 and ipilimumab and three patients treated with the combination of CPI-1205 and pembrolizumab. As of May 25, 2018, five patients have been treated for longer than one month, and of those five patients, four have been treated for longer than two months and one patient has been treated for longer than three months.

The figure below presents the duration of treatment and current status, as of May 25, 2018, for each of the nine patients treated in this ongoing trial.

Treatment Duration

As shown above, as of May 25, 2018, one patient treated with a combination of CPI-1205 and ipilimumab has experienced a partial response under RECIST 1.1 criteria. This patient’s disease had progressed on prior treatment with pembrolizumab and chemotherapy. After two cycles of treatment with CPI-1205 and ipilimumab, this patient experienced a 23% reduction in tumor volume, which improved to a 42% reduction in tumor volume after four cycles of therapy. This patient discontinued treatment in the trial after four cycles due to autoimmune hepatitis as described below. As of May 25, 2018, two patients had stable disease under RECIST 1.1 criteria as best response.

As of May 25, 2018, two patients in the CPI-1205 and ipilimumab arm of the trial discontinued treatment due to autoimmune hepatitis. One of these patients had autoimmune hepatitis during the dose-escalation period and the other patient had autoimmune hepatitis after the dose-escalation period (the first two cycles). Both patients were treated with oral steroids following discontinuation of treatment in the trial, which led to a complete resolution of the autoimmune hepatitis. In addition, as of May 25, 2018, three patients have discontinued treatment due to disease progression, consisting of two patients in the CPI-1205 and ipilimumab arm and one patient in the CPI-1205 and pembrolizumab arm.

As of May 25, 2018, three patients in the trial have experienced non-treatment related serious adverse events. One patient treated with CPI-1205 and ipilimumab experienced syncope prior to initiation of treatment, and experienced rectal bleeding. A second patient treated with CPI-1205 and ipilimumab experienced pericardial effusion in a context of disease progression and discontinued treatment. A third patient experienced non-cardiac chest pain in a context of disease progression and discontinued treatment.

Phase 1 Clinical Trial. We have evaluated CPI-1205 as monotherapy in a Phase 1 clinical trial in 32 patients with progressive/relapsed lymphoma, including 22 patients in the dose-escalation portion of the trial and ten patients in the expansion portion of the trial. We evaluated escalating doses of CPI-1205 administered on a continuous twice daily dosing basis. Patients in the dose-escalation portion of the trial received CPI-1205 doses of 200, 400, 800 and 1,600 mg.

The primary endpoint of the trial was to establish the safety of CPI-1205 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-1205 during the first 28 days of treatment. CPI-1205 was well tolerated at all dose levels with no dose-limiting toxicities reported during the dose-escalation phase. The most frequent adverse events in the Phase 1 trial were: diarrhea, nausea, fatigue, a decrease in lymphocyte count and muscle spasms, which were mostly grade 1 and grade 2. Seven patients (22%) experienced adverse events that were grade 3 or higher under CTCAE, which included three patients with decreased lymphocyte count and one patient each with nausea, anemia, hypertension and toxic epidermal necrolysis (grade 4). A total of 28 serious adverse events were reported by 16 patients (50%). There were two treatment-related serious adverse events, consisting of nausea and toxic epidermal necrolysis.

The secondary endpoints of the trial were to characterize the safety and tolerability of CPI-1205, to characterize the pharmacokinetics of CPI-1205, to characterize the pharmacodynamic effects of CPI-1205 in lymphoma biopsy tissue, bone marrow and skin biopsy tissue, and circulating subsets of normal immune cells and to characterize any anti-lymphoma activity that may be associated with CPI-1205.

Patients in the dose-escalation portion of the trial were not selected on the basis of an EZH2 mutation. We observed dose-dependent increases in CPI-1205 exposure and evidence of target engagement at multiple dose levels. As of January 2018, two of the lymphoma patients treated with CPI-1205 as a monotherapy had objective partial metabolic responses to treatment under the 2014 Lugano Response Criteria, or Lugano criteria, and one patient had durable stable disease. Each response was validated by independent central review. Both patients with partial metabolic responses were enrolled in the 1,600 mg cohort, one with germinal center-B-cell-like diffuse large B-cell lymphoma and one with follicular lymphoma. Both patients had progressive reductions in tumor volume. In addition, as of May 25, 2018, one patient with small lymphocytic lymphoma enrolled in the 200 mg cohort who remains on treatment has had stable disease for more than 32 treatment cycles. This patient transitioned to a single patient IND and continues to receive treatment with CPI-1205.

We made a strategic decision to prioritize development of CPI-1205 in solid tumors, despite encouraging clinical data in our Phase 1 trial in patients with refractory lymphoma, primarily due to our evaluation of the potential pathway to regulatory approval and the potential commercial opportunities in solid tumors.

Preclinical studies

We have conducted preclinical studies using in vitro prostate cancer cell models in which our observations suggested that CPI-1205 affected the viability of androgen receptor-dependent prostate cancer cells in a concentration-dependent manner. These results were achieved consistently throughout the preclinical studies using in vitro prostate cancer cell models. We also observed that CPI-1205 affected the viability of two different established prostate cancer cell models of ARS inhibitor resistance: cell models that expressed ARV7 and cell models with engineered overexpression of the androgen receptor, which are resistant to bicalutamide, a first-generation ARS inhibitor. In addition, we observed that CPI-1205 enhanced the activity of ARS inhibitors in androgen receptor-dependent prostate cancer cell models. We observed synergy with each combination of CPI-1205 and enzalutamide and CPI-1205 and abiraterone acetate, and we believe that each agent enhanced the activity of the other agent.

As shown below, we observed that CPI-1205 inhibited tumor growth in vivo as a single agent in a lymphoma xenograft mouse model and may enhance the effectiveness of cancer therapies, including ARS inhibitors in a prostate cancer xenograft mouse model and immune checkpoint inhibitors in a breast cancer mouse model.

CPI-1205 Monotherapy in Pfeiffer Lymphoma Xenograft Mouse Model	Combination with ARS Inhibitor in Prostate Cancer Xenograft Mouse Model	Combination with Immune Checkpoint Inhibitor in Breast Cancer Mouse Model

The results in the lymphoma xenograft model presented above are consistent with similar studies of CPI-1205 as a monotherapy in that and other Iymphoma xenograft models. The lymphoma xenograft model was powered for statistical significance. We used a conventional method of assessing statistical significance known as a one-way analysis of variance, or ANOVA, and the p-value for this study was less than 0.0001. p-value is a conventional statistical method for measuring the statistical significance of experimental results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than five percent likelihood that the observed results occurred by chance. We have not conducted additional studies in the other two models presented above. These two models were not powered for statistical significance.

We also observed that EZH2 inhibition resulted in the inhibition of tumor growth in a prostate cancer xenograft model of ARS inhibitor resistance that expresses ARV7 as shown in the figure below. The p-value for this study was less than 0.0001.

EZH2 Inhibitor Monotherapy In Vivo ARV7 Tumor Model

(Insensitive to ARS Inhibition)

We also conducted additional preclinical studies of CPI-1205 in tumor models of tumor types other than those discussed above. Depending on the tumor type, we observed varied levels of tumor growth inhibition at a given CPI-1205 dosing regimen and the results of those studies helped inform our clinical development strategy.

CPI-0209—Second-generation EZH2 inhibitor

We designed CPI-0209, our second-generation EZH2 inhibitor, to achieve comprehensive coverage of EZH2, which we believe will enable us to expand the addressable patient population beyond those that have been targeted by first-generation EZH2 inhibitors. We are currently advancing CPI-0209 in IND-enabling studies and plan to initiate a Phase 1 clinical trial in solid tumors and/or hematological malignancies in 2019.

In preclinical studies, we observed that CPI-0209 bound to EZH2 with higher affinity and remained associated with EZH2 for a longer period of time when compared to first-generation EZH2 inhibitors. We believe that these characteristics may enable CPI-0209 to increase the level and duration of EZH2 inhibition compared to that of CPI-1205. Product candidates that provide more comprehensive and longer inhibition of EZH2 may enable us to treat additional cancer types that may require a higher level of EZH2 inhibition.

We believe that the level of EZH2 inhibition necessary to produce a therapeutic effect varies across cancer types based on our preclinical studies where we have observed that the dose required to affect tumor growth is higher in certain cancer types. As illustrated below, we have also observed that CPI-0209 produced tumor regression beginning after five days of initiation of treatment in a lymphoma xenograft mouse model. The p-value for this study was less than 0.0002.

Lymphoma Xenograft Mouse Model

We plan to develop CPI-0209 for the treatment of solid tumors and/or hematological malignancies. We believe that mutations can render these tumor cells dependent on the activity of EZH2 and that cancer cells can use EZH2 as a resistance mechanism against therapeutic agents. We are considering developing CPI-0209 in one or more of these contexts.

CPI-0610—BET inhibitor

Overview

BET proteins are epigenetic readers that turn on specific genes by binding unique regions of the genome through their ability to read specific chemical tags on chromatin. In some instances, BET proteins turn on genes that are abnormally expressed in a variety of human cancers. BET inhibitors downregulate the expression of key genes that have the potential to cause cancer, or oncogenes, such as oncogenes like MYC or NF-kB target genes, and effectively kill many cancer cell lines in in vitro models. These observations resulted in the generation and clinical investigation of BET inhibitors in several cancer subtypes. We have observed clinical activity in cancer subtypes that are driven by NF-kB signaling.

CPI-0610 is a potent and selective small molecule designed to promote anti-tumor activity by selectively inhibiting the function of BET proteins to decrease the expression of abnormally expressed genes in cancer. Our epigenetics platform includes a deep understanding of the biological contexts in which BET proteins operate, including cancer pathways that are highly sensitive to CPI-0610. A combination of our preclinical studies, as well as translational insights from our first-in-human study of CPI-0610, led us to prioritize the clinical development of CPI-0610 in MF.

We are currently enrolling patients in an open-label Phase 2 clinical trial of CPI-0610 as a second-line treatment of MF, a progressive hematological cancer, as a monotherapy and in combination with ongoing ruxolitinib treatment. We are enrolling patients who have been previously treated with ruxolitinib or an investigational JAK1/JAK2 inhibitor. There are no approved products for patients with MF whose disease progresses after treatment with ruxolitinib. Preliminary data to date from this Phase 2 trial suggest CPI-0610 has the potential to offer meaningful benefits beyond the current standard of care. We have observed evidence of activity of CPI-0610 as a monotherapy and in combination with ruxolitinib, including a reduction in spleen size and symptom improvement. We have also observed improvements in red blood cell and platelet counts in three of four patients, indicating a possible improvement of bone marrow function. We aim to demonstrate proof of concept in mid-2019 and, after consultation with the FDA regarding acceptable endpoints, to initiate a pivotal clinical trial of CPI-0610.

CPI-0610 was well tolerated across three Phase 1 clinical trials in which we treated an aggregate of 138 patients with a variety of hematologic malignancies. In one of these Phase 1 trials, in which we treated patients with lymphoma, we identified the maximum tolerated dose and observed CPI-0610-mediated pharmacodynamic changes and clinical activity at a range of doses below the maximum tolerated dose.

BET inhibition in cancer

Abnormal BET function has been implicated in cancer through several means, including chromosomal translocation, gene amplification, and over-expression whereby oncogenic and inflammatory signals are turned on in cancer cells through altered BET activity.

Of note, BET proteins control the expression of the target genes of NF-kB, a key immune signaling pathway that is abnormally activated in various diseases, including cancer and immune disorders. NF-kB signaling has been shown to be abnormally high in some hematological malignancies, such as MF and activated B cell-like diffuse large B-cell lymphoma, or ABC-DLBCL. In preclinical studies in MF, animals treated with BET inhibitors alone or in combination with a JAK2 inhibitor displayed a reduction in NF-kB signaling, improvement in bone marrow fibrosis and reduced disease burden.

In addition, BET proteins promote the generation of megakaryocytes from hematopoietic stem cells. Megakaryocytes normally function to produce platelets, which are small blood cells involved in blood clotting. We believe that the blood cells most responsible for bone marrow scarring in MF are dysfunctional megakaryocytes, which produce inflammatory molecules in part through elevated NF-kB signaling.

Myelofibrosis

MF is part of a collection of progressive blood cancers known as myeloproliferative neoplasms and is associated with significantly reduced quality of life and shortened survival. As the disease progresses, the bone marrow produces fewer red blood cells and within one year of diagnosis, the incidence of thrombocytopenia, a condition characterized by low platelet counts in the blood, severe anemia, a condition characterized by low red blood cell counts, and red blood cell transfusion requirements increase significantly. Among other complications, most patients with MF have enlarged spleens, as well as many other physical symptoms, including abdominal discomfort, bone pain and extreme fatigue.

Ruxolitinib, a JAK1/JAK2 inhibitor, is the current standard of care for intermediate- and high-risk MF patients. Ruxolitinib inhibits dysregulated janus kinase, or JAK, signaling that is associated with MF. There are limited treatment options for patients with MF. Patients with low red blood cell or platelets counts are ineligible to receive ruxolitinib. In addition, we believe that up to 75% of patients will not tolerate treatment with ruxolitinib or will have an insufficient response to treatment within five years of beginning treatment. Patients have poor survival following discontinuation of therapy with ruxolitinib. We believe that CPI-0610 may enhance the activity of ruxolitinib and also may provide a therapeutic option for patients who discontinue or receive lower doses of ruxolitinib.

We believe that at least two-thirds of the 17,000 to 20,000 of the MF patients in the United States are intermediate / high risk patients and are therefore eligible for systemic treatment, including ruxolitinib. Incyte Corporation, or Incyte, which markets ruxolitinib, has estimated that 40% of these eligible patients receive treatment with ruxolitinib. There are no disease-modifying drugs approved for treatment of patients suffering from MF as first or subsequent lines of therapy.

Clinical development

Phase 2 Clinical Trial. We are evaluating CPI-0610 in an open-label Phase 2 clinical trial as a second-line treatment for MF. In this trial, we are enrolling patients in a combination arm of CPI-0610 with ruxolitinib or in a monotherapy arm. In the combination arm, we are enrolling patients who have disease progression while being treated with ruxolitinib, but who remain on ruxolitinib treatment. In this arm, we add on CPI-0610 to ruxolitinib treatment. In the monotherapy arm, we are enrolling patients who had disease progression despite prior treatment with ruxolitinib and certain patients who are not eligible for treatment with ruxolitinib. We begin treatment with each patient at a dose of 125 mg of CPI-0610 once per day in each arm of the trial and may titrate up to 225 mg, which was the maximum tolerated dose in our Phase 1 trial in patients with lymphoma. We are evaluating safety, pharmacokinetics, reduction in spleen size measured by MRI and palpation, patient-reported symptom improvement and improvements in red blood cell and platelet counts. We also plan to collect and analyze biomarkers to assess molecular features of the biology of BET proteins and myeloid cells, which may allow us to enrich for patients who are most likely to respond to treatment with CPI-0610.

Note: CPI-0610 is dosed in 21 day cycles with 14 days on treatment and 7 days off treatment

As of May 25, 2018, we have enrolled four patients, consisting of two patients in the combination arm who have been treated for longer than ten months and two patients in the monotherapy arm who have been treated for longer than five months. The primary endpoints of this trial are the reduction in spleen size from baseline measured by MRI after 24 weeks of treatment and the red blood cell transfusion independence rate in patients who are transfusion dependent at baseline. Red blood cell transfusion independence is defined as absence of red blood cell transfusions and hemoglobin levels at or above 8 g/dL in the prior 12 weeks. Secondary endpoints of the trial include change in patient-reported outcomes and the frequency of red blood cell transfusions. The change in patient-reported outcomes will be evaluated using the Myelofibrosis Symptom Assessment Form Version 4.0 and the Patient Global Impression of Change.

For each patient in this ongoing trial, we have observed spleen size reduction from baseline measured by MRI, including one patient with a spleen response greater than a 35% reduction in spleen volume from baseline, and we have also observed symptom improvement as of May 25, 2018. The figure below shows the best spleen size response for each of the four patients as of May 25, 2018 as measured by MRI. Each of these patients remains in treatment in the trial as of May 25, 2018.

We have also observed improvements in red blood cell and platelet counts in three of four patients, indicating a possible improvement in bone marrow function. One patient who required regular red blood cell transfusions prior to treatment has been transfusion independent for more than 24 weeks as of May 25, 2018. Additionally, despite not receiving red blood cell transfusions, the patient’s hemoglobin levels have increased by 2 g/dL and the patient’s platelet counts improved during this period. A second patient had very high platelet counts, or thrombocytosis, at baseline and was refractory to prior treatment with ruxolitinib, a telomerase inhibitor, pembrolizumab and hydroxurea, which is a drug specifically intended to address thrombocytosis, among other conditions. The patient’s thrombocytosis was accompanied by severe headaches requiring multiple hospital admissions prior to beginning treatment with CPI-0610. After the first cycle of treatment with CPI-0610, the patient’s platelet counts normalized and have remained normal for more than 20 weeks as of May 25, 2018. The patient’s severe headaches were resolved after platelets normalized. As of May 25, 2018, there have been no serious adverse events reported in the trial.

The figure below presents, as of May 25, 2018, the platelet counts and hemoglobin levels during the trial of the patient who required regular red blood cell transfusions prior to treatment, including during the period following the time in which the patient became transfusion independent.

Transfusion dependent patient treated with CPI-0610 and ruxolitinib

The figure below presents, as of May 25, 2018, platelet counts and hemoglobin levels during the trial of the patient who had thrombocytosis at baseline.

Thrombocytosis patient treated with CPI-0610 monotherapy

Phase 1 Clinical Trial. We evaluated CPI-0610 in three Phase 1 clinical trials in an aggregate of 138 patients with hematological malignancies. We treated 64 patients with lymphoma, 44 patients with acute myelogenous leukemia and myelodysplastic syndromes and 30 patients with multiple myeloma. In each trial, we evaluated CPI-0610 administered daily for two weeks followed by one week with no treatment. CPI-0610 was well tolerated in each trial.

The primary endpoint of each trial was to establish the safety of CPI-0610 as a single agent by evaluating the frequency of dose-limiting toxicities associated with treatment with CPI-0610 for 21 days. In our trial in patients with lymphoma, we determined 225 mg of CPI-0610 once daily to be the maximum tolerated dose with the dose-limiting toxicity being thrombocytopenia, which is an on-target toxicity associated with BET inhibitors. Thrombocytopenia was reported in 32% of the patients treated in all three trials. The platelet numbers recovered in most patients who experienced thrombocytopenia after one week off treatment of CPI-0610. One case of thrombocytopenia was determined to be a treatment-related serious adverse event. There were 29 treatment-related serious adverse events in the three trials, with the most frequent being diarrhea (five cases) and vomiting (two cases), hypertension (two cases) and pleuritic pain (two cases). The most frequent reported treatment-related adverse events included nausea, fatigue, decreased appetite, diarrhea, vomiting, dysgeusia and anemia.

In the dose-seeking trial of CPI-0610 in patients with lymphoma there were 38 evaluable patients and we observed five objective responses, consisting of two complete responses and three partial responses under the 2007 Revised Response Criteria for Malignant Lymphoma (Cheson criteria). Each response was validated by independent central review. We also observed a reduction in tumor size in 17 patients who did not qualify as objective responses. One patient who had a complete response underwent curative bone marrow transplantation after treatment with CPI-0610. Moreover, three of the seven patients with ABC-DLBCL, a cancer subtype characterized by high levels of NF-kB signaling, who were treated at therapeutic levels (at least 125 mg of CPI-0610) experienced an objective response, consisting of one complete response and two partial responses.

We observed dose-dependent increases in CPI-0610 exposure and evidence of target engagement at multiple dose levels in the lymphoma trial. In the blood of treated lymphoma patients, the NF-kB target gene Interleukin 8, or IL-8, was the gene most tightly associated with CPI-0610 exposure among the several genes tested. Of the inflammatory molecules known to be elevated in patients with MF, high expression levels of IL-8 have previously been shown to be associated with reduced survival when compared to that of patients with low expression levels of IL-8. These collective observations increased our confidence in the rationale for evaluating CPI-0610 in patients with MF.

Correlation between IL-8 expression and

CPI-0610 exposure in lymphoma patients

Discovery programs

We are currently advancing several programs against additional epigenetic regulators focused on the tumor and the immune microenvironment. Our immuno-epigenetics efforts are focused on pathways relevant for immune cell re-programming or increasing tumor immunogenicity to drive tumor rejection. We remain committed to advancing programs that normalize abnormal cell gene expression within cancer cells.

Sales and marketing

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. We have retained worldwide commercial rights for our product candidates. If our product candidates receive marketing approval, we plan to commercialize them in the United States with our own focused, specialty sales force.

Manufacturing

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. We have entered into clinical supply agreements with contract manufacturers.

We obtain materials for CPI-1205 and CPI-0610 from multiple third-party manufacturers. We engage separate third-party manufacturers for the finish-and-fill services for CPI-1205 and CPI-0610. For CPI-0209, we have identified and are qualifying a third-party manufacturer to produce the active pharmaceutical ingredient and we intend to identify and qualify a third-party manufacturer for the finish-and-fill services.

All of our product candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

There are a large number of companies developing or marketing treatments for cancer, including many large pharmaceutical and biotechnology companies. In addition, many companies are developing cancer therapies that work by targeting epigenetic mechanisms, including through EZH2 and BET inhibition.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our therapeutic product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products that broadly address these indications are currently on the market for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates may compete with many existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates will not be competitive with them. Some of the currently approved drug therapies are branded and subject to patent protection, and others are available on a generic basis. Many of these approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors.

In addition to currently marketed therapies, there are also a number of products in late-stage clinical development to treat cancer. These products in development may provide efficacy, safety, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our product candidates for which we obtain marketing approval.

If our lead product candidates are approved for the indications for which we are currently undertaking clinical trials, they will compete with the therapies and currently marketed drugs discussed below.

CPI-1205 / mCRPC

CPI-1205 could face competition from ARS inhibitors, chemotherapies and products with alternative mechanisms. Competing ARS inhibitors include enzalutamide (Xtandi), which is marketed by Pfizer and Astellas Pharma, and abiraterone acetate (Zytiga), which is marketed by Janssen. In February 2018, the FDA approved apalutadmide (Erleada), a third-generation ARS inhibitor developed by Janssen, for the treatment of non-metastatic CRPC, which refers to a disease state when the cancer no longer responds to medical or surgical treatments that lower testosterone but has not yet been discovered in other parts of the body. Bayer AG is conducting Phase 3 clinical trials with darolutamide, a third-generation ARS inhibitor in non-metastatic CRPC and in metastatic hormone-sensitive prostate cancer. Additionally, each of these products is a potential alternative for CPI-1205-based combination therapy for patients whose disease has progressed after initial treatment with ARS inhibitor.

Janssen filed for regulatory approval of abiraterone acetate in combination with androgen deprivation therapy in hormone-naïve metastatic prostate cancer in 2017. Pfizer and Astellas completed a Phase 3 trial with enzalutamide in non-metastatic castration-resistant prostate cancer, and the FDA granted priority review of a supplemental new drug application based on these data in March 2018.

Competing chemotherapies include docetaxel (Taxotere), cabazitaxel (Jevtana) and sipuleucel-T (Provenge), which each provide an option for patients who may not wish to continue treatment with an ARS inhibitor.

CPI-1205 may also face competition from products with alternative mechanisms of action including poly-ADP-ribose polymerase, or PARP, inhibitors, targeted therapies, including polo-like kinase inhibitors and protein kinase B, or AKT, inhibitors, immune checkpoint inhibitors and other immunotherapy-based mechanisms. Several companies are conducting clinical development of PARP inhibitors in prostate cancer including AstraZeneca plc, Clovis Oncology, Pfizer and Janssen/Tesaro Inc.

CPI-1205 could also face competition from products targeting similar or alternative epigenetic mechanisms. Zenith Epigenetics Ltd and GlaxoSmithKline plc are each testing BET inhibitors in Phase 1 trials in patients with mCRPC (ZEN-3694 and GSK 525762, respectively). Pfizer recently initiated clinical development of an EZH2 inhibitor, PF-06821497, in a Phase 1b/2 trial that includes a combination arm with enzalutamide in mCRPC. CellCentric Ltd. is developing CCS1477, a P300/CBP inhibitor, and is conducting Phase 1 clinical trials in prostate cancer. Epizyme, Inc. is developing tazemetostat, an EZH2 inhibitor, and is conducting Phase 2 clinical trials in solid tumors and hematological malignancies.

CPI-0610 / Myelofibrosis

Ruxolitinib, a JAK1/JAK2 inhibitor developed and marketed by Incyte was approved by the FDA in 2011 as a first-line treatment for high- and intermediate-risk patients. There are no products approved by the FDA or regulatory authorities outside the United States as a second-line treatment for patients who no longer respond to or tolerate treatment with ruxolitinib. Many companies are developing product candidates or combination regimens that may compete with CPI-0610, if approved, as a combination regimen with ruxolitinib or as monotherapy in patients who have received prior ruxolitinib therapy.

Incyte is developing treatments for second-line therapy in patients with MF that combine ruxolitinib with PI3 kinase inhibitors, provirus integration site for moloney murine leukemia virus kinase inhibitors, and BET inhibitors. Incyte may develop these combinations in a co-formulated oral dosage form, which could increase the convenience of these combination regimens.

There are several other companies developing JAK1/JAK2 inhibitors as a first-line and second-line treatment of patients with MF. Celgene Corporation, or Celgene, acquired fedratinib in January 2017 as part of its acquisition of Impact Biosciences, Inc. Fedratinib has been evaluated in clinical trials as first- and second-line treatments for MF. Celgene has disclosed that they intend to file for a regulatory approval of fedratinib as a first-line treatment in the middle of 2018. Celgene has also disclosed the potential to combine fedratinib with other products as second-line treatment. CTI Biopharma Corp. has filed an application for approval of pacritinib in the European Union and is conducting an additional Phase 3 trial in MF patients with thrombocytopenia in the United States. Nippon Shinyaku is conducting a Phase 2 trial with NS-018 in patients with MF.

CPI-0610 could face competition from products with different biological targets that are in development as a therapeutic option for patients with MF with prior exposure to ruxolitinib, including as a monotherapy or in combination with ruxolitinib. These products include kinase inhibitors, telomerase inhibitors and other epigenetic inhibitors. Geron Corporation and Janssen are conducting a Phase 2 trial evaluating itemetelstat, a telomerase inhibitor, patients with MF who have relapsed after or are refractory to prior treatment with a JAK inhibitor. Imago BioSciences, Inc. is conducting a Phase 1 trial of IMG-7289 with an LSD1 inhibitor, which is an epigenetic target, in patients with MF. MEI Pharma, Inc. and Helsinn are conducting a Phase 2 trial of pracinostat, a histone deacetylase inhibitor in MF patients on treatment with ruxolitinib.

We are aware of several companies that are developing BET inhibitors, including AbbVie, Bristol Myers Squibb, Celgene, GlaxoSmithKline plc, F. Hoffmann-La Roche AG, or Roche, Incyte, SignalRx and Zenith Epigenetics Ltd. Incyte is conducting a Phase 1 dose-escalation clinical trial with INCB054329, a BET inhibitor.

Intellectual property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to the development of our business, including by seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of epigenetic small molecule drug discovery.

Our future commercial success depends, in part, on our ability to: obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business; defend and enforce our patents; preserve the confidentiality of our trade secrets; and operate without infringing, misappropriating or violating the valid and enforceable patents and proprietary rights of third parties. Our ability to stop third parties from making, using, selling, offering to sell or importing our products may depend on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. With respect to both our owned and licensed intellectual property, we cannot be sure that patents will issue with respect to any of our owned or licensed pending patent applications or with respect to any patent applications that we or our licensors may file in the future, nor can we be sure that any of our owned or licensed patents or any patents that may be issued in the future to us or our licensors will be commercially useful in protecting our product candidates and methods of manufacturing the same. Moreover, other than for CPI-1205 and CPI-0610, we have generally not sought, and may be unable to obtain, patent protection for certain of our product candidates generally as well as with respect to certain indications. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

We generally file patent applications directed to our key programs, including CPI-1205, CPI-0209 and CPI-0610, in an effort to establish our intellectual property positions regarding new compositions relating to these programs as well as uses of these and similar compositions in the treatment of relevant diseases. We also seek patent protection with respect to methods of making these compositions and to biomarkers that may be useful in establishing or monitoring the efficacy of these compositions in patients. As of May 25, 2018, we owned 18 issued or allowed U.S. patents, eight U.S. pending non-provisional patent applications, one pending reissue application, 133 issued or allowed foreign patents, 37 foreign pending patent applications, one pending Patent Cooperation Treaty, or PCT, application and four U.S. provisional patent applications relating to EZH2 and bromodomain related targets. The foreign issued patents and patent applications are in a number of jurisdictions, including Australia, Brazil, Canada, Chile, Colombia, Eurasia, Europe, Hong Kong, India, Indonesia, Israel, Japan, Korea, Malaysia, Mexico, New Zealand, Philippines, Singapore, and South Africa for CPI-1205 and including Australia, Brazil, Canada, Eurasia, Europe, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, Singapore, and South Africa for CPI-0610. Additionally, our epigenetics platform is not protected by any patented intellectual property.

The intellectual property portfolios for our most advanced programs as of May 25, 2018, are summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the USPTO can be significantly narrowed by the time they issue, if they issue at all. We expect this could be the case with respect to some of our pending patent applications referred to below.

CPI-1205 / EZH2 inhibitor program

The intellectual property portfolio for our CPI-1205 program includes patents and applications directed to compositions of matter generically and specifically covering CPI-1205 and related EZH2 inhibitors, as well as to methods for using and making these novel compositions. As of May 25, 2018, we owned five issued or allowed U.S. patents, two issued or allowed European Patent Office patents, four U.S. pending non-provisional patent applications, one pending U.S. reissue application, approximately 72 foreign patents and patent applications in a number of other jurisdictions, one pending PCT application, and two U.S. provisional patent applications relating to our CPI-1205 program. The U.S. or ex-U.S. issued patents or patents issuing from these pending applications, if any, for our CPI-1205 program are projected to have statutory expiration dates between February 2033 to January 2038, excluding any additional term for patent term adjustments or patent term extensions.

CPI-0209 / second-generation EZH2 inhibitor program

We own one pending U.S. provisional patent application covering the composition of matter and methods of use of CPI-0209. However, we do not currently own or in-license any issued patents or non-provisional patent applications covering our CPI-0209 product candidate. Our provisional patent application is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of filing the provisional application. If we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent application and any patent protection on the inventions disclosed in our provisional patent application. While we intend to timely file non-provisional patent applications relating to our provisional patent application, we cannot predict whether any of our future patent applications for CPI-0209 or any other future product candidates will result in the issuance of patents that effectively protect CPI-0209 and any other future product candidates, or if any of our or our licensors’ issued patents will effectively prevent others from commercializing competitive products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or in some cases not at all until they are issued as a patent. Therefore, we and our licensors cannot be certain that we were the first to make the inventions claimed in our licensed patents, patents we own in the future, or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

CPI-0610 / BET inhibitor program

The intellectual property portfolio for our CPI-0610 program includes patents and applications directed to compositions of matter generically and specifically covering CPI-0610 and related BET inhibitors, as well as to methods for using and making these novel compositions. As of May 25, 2018, we owned three issued or allowed U.S. patents, one issued or allowed European Patent Office patent, one pending European Patent Office patent application, and approximately 51 foreign patents and patent applications in a number of other jurisdictions relating to our CPI-0610 program. The U.S. or ex-U.S. issued patents or patents issuing from these pending applications, if any, for our CPI-0610 program are projected to have a statutory expiration date from December 2031 to June 2035, excluding any additional term for patent term adjustments or patent term extensions.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, using confidentiality agreements with any future collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party, or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk factors—Risks related to our intellectual property” for a more comprehensive description of risks related to our intellectual property.

License and collaboration agreements

License and collaboration agreement with Genentech

In January 2012, we entered into a license and collaboration agreement with Genentech, Inc. and F. Hoffmann-La Roche Ltd, collectively referred to as Genentech. We refer to this agreement as the collaboration agreement. Our performance obligations under the collaboration agreement are complete.

Under the collaboration agreement, we and Genentech conducted a three-year research collaboration program to discover and validate certain epigenetic targets, or the Targets, and to discover and develop compounds suitable for clinical development that bind to and modulate those Targets. Genentech had the right to obtain the exclusive right to develop product candidates that target certain of the Targets. We refer to any such licensed product as a Genentech Licensed Product. In December 2014, Genentech selected three Targets, and acquired such exclusive rights with respect to these targets. In May 2018, Genentech notified us that it was terminating, effective in August 2018, its exclusive rights to two of the three selected Targets. Upon such termination, we will be permitted to conduct research and development activities with respect to those two Targets. We refer to the remaining Target for which Genentech holds exclusive rights as the Genentech Target. The Genentech Target is not currently a target that is part of our clinical, preclinical or discovery programs. Genentech is obligated to use commercially reasonable efforts to develop at least one product for the Genentech Target.

Under the collaboration agreement, we granted an exclusive, sublicensable license to Genentech under certain of our intellectual property to make, have made, use, sell, offer for sale, import, research, discover and develop the Genentech Target, and certain compounds and products that bind to and modulate the Genentech Target. We refer to this license as the Genentech Target License. We also granted Genentech a non-exclusive license under certain of our intellectual property, in order for Genentech to make, use and import compounds created during the research collaboration, or provided by us to Genentech during the research collaboration, for Genentech’s internal research purposes relating to biological targets that are not Targets.

Genentech paid us $40 million as an upfront payment under the collaboration agreement and provided additional funds for our research activities under the research collaboration. With respect to the Genentech Target, the collaboration agreement provides for milestone payments and future sales-based milestones and royalties payable to us by Genentech upon achievement of specified milestones and sales targets by Genentech. Specifically, for the first Genentech Licensed Product to achieve a milestone for the Genentech Target, Genentech has agreed to pay us up to an aggregate of $208 million for certain preclinical and clinical milestones, regulatory approval and sales milestones, and certain other sales milestones if the Genentech Licensed Product is covered by a valid claim of an issued patent in certain of our intellectual property. To date, Genentech has paid us $0.8 million for the achievement of a preclinical milestone with respect to one Genentech Target. We did not receive any milestone payments or royalties in the years ended December 31, 2016 and 2017 or in the three months ended March 31, 2018.

Genentech is also obligated to pay us tiered royalties ranging from mid-single digits to low-teen percentages on net sales of Genentech Licensed Products if covered by a valid claim of an issued patent in certain of our intellectual property in the country of sale, and a low-single digit royalty on net sales of Genentech Licensed Products if covered only by certain pending patent applications in certain of our intellectual property in the country of sale. These royalties are subject to reduction or elimination in certain circumstances. Genentech’s royalty obligations continue on a Genentech Licensed Product-by-Genentech Licensed Product and country-by-country basis until, as applicable, (i) if the Genentech Licensed Product is covered by a valid issued claim of a license patent, the expiration of the last to expire valid claim covering the Genentech Licensed Product in the country of sale or (ii) if the Genentech Licensed Product is covered only by a valid pending claim of a licensed patent application, the date on which the Genentech Licensed Product is no longer covered by such a pending licensed patent application in the country of sale. Following Genentech’s termination of its exclusive rights to two of the three selected Targets in May 2018, we are obligated to pay Genentech a low-single digit royalty on net sales of any licensed products we develop that target such terminated Targets and are covered by a valid issued claim in the intellectual property jointly developed by us and Genentech during the research collaboration.

The collaboration agreement will expire when all the payment obligations under the collaboration agreement expire. We and Genentech may each terminate the collaboration agreement in whole, or with respect to a country, Genentech Target or a Genentech Licensed Product, if the other party materially breaches the collaboration agreement and does not cure the breach within a specified time period. Genentech may terminate the collaboration agreement for convenience in whole, or with respect to a country, Genentech Target or Genentech Licensed Product, on 90 days’ prior written notice. We and Genentech may each terminate the collaboration agreement if the other party undergoes certain bankruptcy events. If Genentech terminates the collaboration agreement as a whole or with respect to a Genentech Target, Genentech Licensed Product or country for our uncured material breach or bankruptcy event, the licenses we granted to Genentech would become irrevocable and, instead of paying the milestones and royalties described above, Genentech would pay us a low single-digit royalty on net sales of the Genentech Licensed Products with respect to which the collaboration agreement was terminated if such Genentech Licensed Products are covered by a valid claim of an issued patent in certain of our intellectual property in the terminated countries, which royalties are subject to reduction or elimination in certain circumstances.

In January 2012, we entered into an option agreement with Genentech under which we granted Genentech an option to acquire all of our equity interests. In August 2015, Genentech notified us that it elected not to exercise the option and the option is no longer exercisable.

Research, development and commercialization agreement with the Leukemia & Lymphoma Society

In July 2012, we entered into a research, development and commercialization agreement with the Leukemia & Lymphoma Society, or LLS. We refer to the agreement as the LLS Agreement. Under the LLS Agreement, LLS agreed to provide funding for the development of a compound targeted toward certain tandem bromodomain-containing proteins, designed for and researched for use in the treatment of lymphoma, myelodysplastic syndrome, acute myelogenous leukemia or multiple myeloma, or the Field, in accordance with an agreed upon budget and milestones, which we call the research program. The LLS Agreement initially required us to perform the development activities on a compound that we are no longer developing. We and LLS amended the LLS Agreement in April 2013 to allow us to propose alternative compounds to LLS and for LLS to decide whether it would fund the research program for an alternative compound. We proposed CPI-0610 and LLS agreed to fund CPI-0610 as the alternative compound in June 2013. We and LLS further amended the LLS Agreement in June 2013, June 2014 and March 2016 to reflect changes to the research program milestones.

LLS has agreed pay us up to $7.5 million, or the LLS Funding, toward the costs of the research program. We may use such funding solely to pay or reimburse expenses of the research program in accordance with an agreed-upon budget. As of March 31, 2018, LLS has paid us $7.2 million and we expect that the milestones which would trigger the remaining $0.3 million will be achieved in 2018 and 2019. We are obligated, and have to date, provided funding that matches LLS’s funding to support the research program.

We are obligated to use commercially reasonable efforts to conduct the research program substantially in accordance with an agreed-upon research plan with the goal of developing a LLS Product for commercial sale. Once the research program is complete, we are obligated to use, at our own expense, commercially reasonable efforts to develop any at least one LLS Product in the Field in each of the United States, France, Germany, Italy, Spain, the United Kingdom or Japan, or the major market countries, and, following receipt of regulatory approval for at least one LLS Product in any major market country, to commercialize the LLS Product in the Field in such country. If we fail to meet the foregoing obligation, then, under certain circumstances, LLS may terminate the agreement and LLS may exercise the exclusive, sublicensable, worldwide license we granted LLS in and to certain of our intellectual property to develop and commercialize CPI-0610.

We are obligated to pay to LLS up to $25 million, which would be payable in variable portions based on our execution of any agreement to license or permanently transfer rights to CPI-0610 or a LLS Product to an unaffiliated third party, on the closing of a change of control of our company, or on the receipt of regulatory approval in certain of the major market countries, which we refer to as the Payment Cap Payments. Our payment obligations to LLS continue until satisfied and otherwise only terminate upon a termination of the LLS Agreement by us in the event of a material breach by LLS. The LLS Agreement expires when there are no longer any payments obligations owing from one party to the other with respect to any of these provisions.

We and LLS may terminate the LLS agreement for a material breach by the other party that is not cured within a specified period. LLS may terminate the LLS Agreement if we are debarred by the FDA or excluded from health care programs, or knowingly use for any services under the LLS Agreement any individual or entity who is debarred or excluded, or if we undergo certain bankruptcy events. If LLS terminates the LLS Agreement because we are debarred by the FDA or excluded from health care programs, or knowingly use the services of any individual or entity who is debarred or excluded for any services under the LLS Agreement, or we materially breach the LLS Agreement and do not cure within the specified time period, we are obligated to repay LLS the LLS Funding and, if we continue development of the LLS Product thereafter, we also must pay LLS the Payment Cap Payments.

Government regulation and product approvals

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Approval and regulation of drugs in the United States

In the United States, drug products are regulated under the Federal Food, Drug and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or post-approval process, may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits or civil or criminal investigations and penalties brought by the FDA or Department of Justice, or DOJ, or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new drug in the United States generally must satisfactorily complete each of the following steps before the product candidate will be approved by the FDA:

•	preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

•	preparation and submission to the FDA of a new drug application, or NDA, for a drug product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the NDA;

•	payment of user fees and securing FDA approval of the NDA to allow marketing of the new drug product; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategies, or REMS, and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical studies

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage, including in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish rationale for therapeutic use. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB processes

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with GCP including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational drug product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored and conducted in a limited patient population.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a drug: such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve an NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of drugs approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review and approval of an NDA

In order to obtain approval to market a drug product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed drug product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the drug product to the satisfaction of the FDA.

The NDA is a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new drug product candidate must be the subject of an approved NDA before it may be commercialized in the United States. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2018 is $2,421,495 for an application requiring clinical data. The sponsor of an approved NDA is also subject to an annual program fee, which for fiscal year 2018 is $304,162. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation, an exception from the program fee when the program does not engage in manufacturing the drug during a particular fiscal year and a waiver for certain small businesses.

Following submission of an NDA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the ten-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act, or PDUFA, goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Under the FDA Reauthorization Act of 2017, the FDA must implement a protocol to expedite review of responses to inspection reports pertaining to certain applications, including applications for products in shortage or those for which approval is dependent on remediation of conditions identified in the inspection report.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, priority review and regenerative advanced therapy designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as Fast Track designation, Breakthrough Therapy designation, priority review designation and regenerative advanced therapy designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

With passage of the 21st Century Cures Act, or the Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Accelerated approval pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s decision on an NDA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, or require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-approval regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process. The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated new drug applications for generic drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active ingredients as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

The FDA must establish a priority review track for certain generic drugs, requiring the FDA to review a drug application within eight (8) months for a drug that has three (3) or fewer approved drugs listed in the Orange Book and is no longer protected by any patent or regulatory exclusivities, or is on the FDA’s drug shortage list. The FDA is also authorized to expedite review of “competitor generic therapies” or drugs with inadequate generic competition, including holding meetings with or providing advice to the drug sponsor prior to submission of the application.

Hatch-Waxman patent certification and the 30-month stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Pediatric studies and exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For drugs intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors and the FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than ninety (90) days after the FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits an NDA three years after the date of enactment of that statute must submit pediatric assessments with the NDA if the drug is intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting an NDA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same condition for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different conditions. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. This is the case despite an earlier court opinion holding that the Orphan Drug Act unambiguously required the FDA to recognize orphan exclusivity regardless of a showing of clinical superiority.

Patent term restoration and extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Additionally, the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

The 21st Century Cures Act

On December 13, 2016, President Obama signed the Cures Act into law. The Cures Act is designed to modernize and personalize healthcare, spur innovation and research, and streamline the discovery and development of new therapies through increased federal funding of particular programs. It authorizes increased funding for the FDA to spend on innovation projects. The new law also amends the Public Health Service Act, or PHSA, to reauthorize and expand funding for the NIH. The Cures Act establishes the NIH Innovation Fund to pay for the cost of development and implementation of a strategic plan, early stage investigators and research. It also charges NIH with leading and coordinating expanded pediatric research. Further, the Cures Act directs the Centers for Disease Control and Prevention to expand surveillance of neurological diseases.

With amendments to the FDCA and the PHSA, Title III of the Cures Act seeks to accelerate the discovery, development, and delivery of new medicines and medical technologies. To that end, and among other provisions, the Cures Act reauthorizes the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; creates a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revises the FDCA to streamline review of combination product applications; requires FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provides a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorizes FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

Health care law and regulation

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations, include the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

•	the Foreign Corrupt Practices Act, or FCPA, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

•	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical insurance coverage and health care reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States.

In March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act, or ACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential product candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% (and 70% starting January 1, 2019) point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on

January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. The Congress will likely consider other legislation to replace elements of the ACA during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.

Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

Review and approval of medicinal products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. Specifically, however, the process governing approval of medicinal products in the European Union, or EU, generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical trial approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual member states of the European Union, or EU Member States, govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, was adopted. The Clinical Trials Regulation was published on June 16, 2014 but is not expected to apply until 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

PRIME designation in the EU

In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies, or CAT, are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing authorization

To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the EU as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the CHMP is responsible for conducting the initial assessment of a product and for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product.

Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•	the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•	the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•	the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The EU medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory data protection in the EU

In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of authorization and renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Paediatric studies and exclusivity

Prior to obtaining a marketing authorization in the European Union, applicants must demonstrate compliance with all measures included in an EMA-approved PIP covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so-called Paediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Paediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP. If an applicant obtains a marketing authorization in all EU Member States, or a marketing authorization granted in the centralized procedure by the European Commission, and the study results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate, or SPC.

Orphan drug designation and exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Regulatory requirements after a marketing authorization has been obtained

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

•	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

•	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and are also subject to EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

Brexit and the regulatory framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as Brexit. Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the EU will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the EU Treaty. Since the regulatory framework for pharmaceutical products in the United Kingdom. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom. See “Risk factors—Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad.”

Pricing decisions for approved products

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, EU Member States have the option to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of May 25, 2018, we had 62 full-time employees, including a total of 32 employees with M.D. or Ph.D. degrees. Of these full-time employees, 50 employees are engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our principal facilities consist of office and laboratory space. We occupy approximately 36,309 square feet of office space in Cambridge, Massachusetts under a lease that currently expires in June 2020.

Legal proceedings

On January 17, 2017, a participant dosed in our Phase 1 clinical trial of CPI-0610 filed a complaint (Civil Action No. 2:17-cv-00109-ESW) against us in the United States District Court for the District of Arizona, alleging negligence, lack of informed consent, strict products liability and loss of consortium. The plaintiff is seeking unspecified damages. We filed an answer in March 2017 and the case is currently in discovery. We believe that we have meritorious defenses to the allegations made in the complaint and we do not expect the results of this suit to have a material effect on our business or financial statements.

Scientific advisory board

We have established a scientific advisory board and we regularly seek advice and input from these leading scientists and physicians on matters related to our research and development programs. The members of our advisory board consist of experts across a range of key disciplines relevant to our programs. Our advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. All of our advisors are affiliated with other entities and devote only a small portion of their time to us.

The current members of our scientific advisory board are:

Name	Positions
David Livingston, M.D.	Deputy Director, Dana Farber Harvard Cancer Center and Professor of Medicine and Genetics, Harvard Medical School

Scott Lowe, Ph.D.	Chair of the Geoffrey Beene Cancer Research Center, Cancer Biology and Genetics Program, Sloan-Kettering Institute and Howard Hughes Medical Institute

Robert Schreiber, Ph.D.	Professor of Pathology and Immunology, Professor Molecular Microbiology and Director of the Center of Human Immunology and Immunotherapy programs, Washington University School of Medicine

Padmanee Sharma, M.D., Ph.D.	Professor, Department of Genitourinary Medical Oncology, Department of Immunology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center

Management

Executive officers, key employees and directors

The following table sets forth the name, age as of May 25, 2018 and position of each of our executive officers, key employees and directors.

Name	Age	Position

Jigar Raythatha	41	President and Chief Executive Officer, Director

Emma Reeve	57	Senior Vice President and Chief Financial Officer

Adrian Senderowicz, M.D.	54	Senior Vice President and Chief Medical Officer

Brad Prosek	43	Senior Vice President, Corporate Development

Robert Sims, Ph.D.	44	Senior Vice President of Research

Brenda Sousa	53	Senior Vice President of Human Resources and Operations

Patrick Trojer, Ph.D.	45	Senior Vice President, EZH2, Franchise and Head of Translational Sciences

Mark A. Goldsmith, M.D., Ph.D.	56	Chairman of the Board

James E. Audia, Ph.D.	62	Director

Anthony Evnin, Ph.D.	77	Director

Peter Svennilson	56	Director

Robert Tepper, M.D.	62	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Executive officers and key employees

Jigar Raythatha has served as our president and chief executive officer and as a member of our board of directors since March 2017. Mr. Raythatha previously served as chief business officer of Jounce Therapeutics, Inc., a biotechnology company, from December 2012 to February 2017, where he helped build the company from its inception to a publicly traded research and development organization. Previously, he served as our head of corporate development from March 2009 to February 2013, where he led business development, strategy and program and alliance management functions. Prior to serving as our head of corporate development, Mr. Raythatha joined Red Abbey Venture Partners, LLC in 2005 and served as a Kauffman fellow from 2005 to 2007, principal from 2007 to 2009 and venture partner in 2009. Prior to Red Abbey Venture Partners, Mr. Raythatha worked at Biogen Inc. from 1999 to 2003 in a variety of business development, commercial, and program management roles. He earned an M.B.A. from Columbia University and a B.A. in biochemistry and economics from Rutgers University. We believe that Mr. Raythatha’s extensive leadership experience in the life sciences industry and his extensive knowledge of our company based on his prior role as our head of corporate development and in his current role as our chief executive officer qualify him to serve as a member of our board of directors.

Emma Reeve has served as our senior vice president and chief financial officer since October 2017 and as our treasurer and secretary since December 2017. Prior to joining us, Ms. Reeve served as corporate controller of

PAREXEL International, a life sciences consulting firm and contract research organization, from September 2014 to October 2017 and as interim chief financial officer and corporate controller of PAREXEL from July 2016 to May 2017, where she was responsible for all aspects of financial reporting and accounting, investor relations, financial planning and analysis. Previously, Ms. Reeve served as head of finance and administration at Novartis Pharma Schweiz, a pharmaceutical company, from May 2012 to August 2014 and as vice president, global head business planning and analysis for Novartis Vaccines and Diagnostics, a division of Novartis, from January 2008 to April 2012. She served as chief financial officer of Inotek Pharmaceuticals Inc., a development-stage biotechnology company, from 2006 to 2007. Ms. Reeve was senior director of research operations at Merck Research Laboratories from 2004 to 2006. Prior to that she served as chief financial officer of Aton Pharma, Inc., a development-stage biotechnology company, from 2002 to 2004. Ms. Reeve was at Bristol-Myers Squibb Company, a global biopharmaceuticals company, from 1994 to 2002. Ms. Reeve holds a B.Sc. in computer science from Imperial College, University of London and is an associate of the Institute of Chartered Accountants in England & Wales.

Adrian Senderowicz, M.D. has served as our senior vice president and chief medical officer since July 2017, prior to which he provided consulting services to us from May 2017 until the commencement of his employment with us. Prior to joining us, Dr. Senderowicz served as chief medical officer at Cerulean Pharma, Inc., an oncology-focused biotechnology company now known as Daré Bioscience, Inc., from September 2015 to June 2017, where he helped secure Fast Track designation for the company’s lead clinical development program in two indications. Previously, Dr. Senderowicz was chief medical officer and senior vice president, clinical development and regulatory affairs at Ignyta, Inc., a biotechnology company, from August 2014 to April 2015. Prior to that he was vice president, global oncology regulatory head at Sanofi S.A., a global pharmaceutical company, from July 2013 to August 2014 and served as chief medical officer at Tokai Pharmaceuticals, Inc., a biopharmaceutical company now known as Novus Therapeutics, Inc., from August 2012 to March 2013. Dr. Senderowicz was a medical director and senior medical director at AstraZeneca PLC, a global biopharmaceutical company, from 2008 to 2012. He began his career as an investigator at the National Cancer Institute before joining the Center for Drug Evaluation and Research at the FDA. Since September 2015, Dr. Senderowicz has served on the board of directors of Puma Biotechnology, a public biotechnology company. Dr. Senderowicz is a board-certified medical oncologist. Dr. Senderowicz completed his Internal Medicine residency training at the Icahn School of Medicine at Mount Sinai and a Clinical Oncology Fellowship at the National Cancer Institute. He holds an M.D. degree from the School of Medicine at the Universidad de Buenos Aires in Argentina.

Brad Prosek has served as our senior vice president, corporate development since September 2017. Prior to joining us, Mr. Prosek was the president of All Terrain bioPartners LLC, a business development consulting firm, from April 2015 to September 2017, where he advised and supported life sciences companies, including us from June 2017 until the commencement of his employment with us. Before that, Mr. Prosek was employed in various roles at Cubist Pharmaceuticals, Inc., a biopharmaceutical company, from March 2005 to April 2015, including as senior director, corporate development from January 2009 to August 2014 and as head of infection and prevention technology and services from August 2014 to April 2015. Prior to Cubist, Mr. Prosek served in commercial operations and business development roles at Biogen Inc. from 1999 to 2005. Mr. Prosek holds an M.B.A. from Columbia University and a B.S.F.S. from Georgetown University in international relations.

Robert Sims, Ph.D. has served as our senior vice president of research since June 2017. Dr. Sims joined us in 2008 as a founding scientist and has served in various scientific roles at our company, including as vice president, research from 2015 to June 2017, executive director, biology from 2014 to 2015, senior director, biology from 2012 to 2014, director, biology from 2010 to 2012, senior scientist from 2009 to 2010 and scientist from 2008 to 2009. He received his Ph.D. in cellular and molecular biology from the University of Texas at

Austin and completed his postdoctoral training at the Robert Wood Johnson Medical School and the New York University School of Medicine.

Brenda Sousa has served as our senior vice president of human resources and operations since April 2017 and, before that, served as our vice president of human resources from March 2010 to April 2017. Prior to joining us, Ms. Sousa served in a number of roles of increasing responsibility at EPIX Pharmaceuticals, a pharmaceutical company, from 1998 to July 2009, including, most recently, as vice president, human resources and operations. Before joining EPIX, she was director of human resources for RKS Health Ventures and Spence Center for Women’s Health from 1995 to 1998. Ms. Sousa holds a B.A. from the University of Massachusetts, Lowell.

Patrick Trojer, Ph.D. has served as our senior vice president, EZH2 franchise and head of translational sciences since June 2017. Dr. Trojer joined us as a founding scientist in 2008. Dr. Trojer has served in various positions at our company, including as vice president, head of research from October 2015 to June 2017, executive director, head of biology from October 2014 to October 2015, senior director, head of biology from March 2012 to October 2014, director, head of biology from 2010 to March 2012, senior scientist from 2009 to 2010 and scientist from 2008 to 2009. Dr. Trojer completed his postdoctoral studies at NYU Medical School, prior to which he received a Ph.D. in protein biochemistry and molecular biology and an M.S. in microbiology from the Leopold Franzens University in Innsbruck, Austria.

Non-employee directors

Mark A. Goldsmith, M.D., Ph.D. has served as a member of our board of directors since July 2009. Dr. Goldsmith has been the president and chief executive officer and a director of Revolution Medicines, a drug discovery and development company, since November 2014. Dr. Goldsmith was previously a partner with Third Rock Ventures, L.P., or Third Rock, a venture capital firm, from March 2012 until 2015 and a venture partner with Third Rock from 2015 until March 2018. Dr. Goldsmith previously served as our president and chief executive officer from June 2009 to March 2012 and as our interim executive chairman from June 2016 to March 2017. Dr. Goldsmith served as president and chief executive officer of Global Blood Therapeutics, a biotechnology company, from May 2012 to June 2014, and on its board of directors from May 2012 to September 2014. Dr. Goldsmith also served as president and chief executive officer of Nurix, Inc., a drug discovery company, from May 2012 to October 2014. Dr. Goldsmith also serves on the board of directors of various private biotechnology companies. From 2006 to 2009, Dr. Goldsmith served as chief executive officer and chairman of Cogentus Pharmaceuticals, Inc., a biotechnology company, which filed a petition for bankruptcy under Chapter 7 of the United States Bankruptcy Code in 2009. Before entering the private sector, Dr. Goldsmith led a medical research laboratory at the Gladstone Institute of Virology and Immunology, practiced medicine on the faculty of the School of Medicine of the University of California, San Francisco and the San Francisco General Hospital, and was a consultant to leading pharmaceutical and biotechnology companies. Dr. Goldsmith holds an A.B. from Princeton University and a M.D. and Ph.D. in microbiology and immunology from the University of California, San Francisco. We believe that Dr. Goldsmith’s investment and operations experience in the life sciences industry qualify him to serve as a member of our board of directors.

James E. Audia, Ph.D. has served as a member of our board of directors since July 2017. Dr. Audia currently serves as Executive Director of the Chicago Biomedical Consortium, or CBC, a collaborative effort of Northwestern University, The University of Chicago and The University of Illinois-Chicago, focused on enhancing biomedical innovation. Prior to joining the CBC in August 2017, Dr. Audia served as our chief scientific officer from January 2011 to July 2017. Prior to joining us as chief scientific officer, Dr. Audia served in a number of roles at Eli Lilly & Company, a global healthcare company, from 1987 until December 2010. From January 2011 to December 2017, Dr. Audia served as a scientific advisor to Sage Therapeutics, Inc., a public biopharmaceutical company. Dr. Audia also serves as a scientific advisor and a member of the board of directors of Ribon Therapeutics, Inc., a private biotechnology company. He received a B.S. and Ph.D. in organic chemistry from the

University of South Carolina and completed postdoctoral training at Yale University. We believe that Dr. Audia’s extensive experience in the biopharmaceutical industry and his prior experience as our chief scientific officer qualify him to serve as a member of our board of directors.

Anthony Evnin, Ph.D. has served as a member of our board of directors since April 2008. Dr. Evnin is a partner of Venrock, a venture capital firm, where he has been a partner since 1975. He currently serves on the boards of AVEO Pharmaceuticals, Inc. and Infinity Pharmaceuticals, Inc., each a public biopharmaceutical company, and Cantel Corporation, a public medical equipment company, as well as a number of private biopharmaceutical companies. During the last five years, Dr. Evnin has served as a director of Juno Therapeutics, Inc., Acceleron Pharma, Inc. and CymaBay Therapeutics, Inc. (formerly Metabolex, Inc.), each a public biopharmaceuticals company. Dr. Evnin is a trustee emeritus of The Rockefeller University, a trustee of The Jackson Laboratory, a trustee emeritus of Princeton University, and a member of the Boards of Overseers and Managers of Memorial Sloan-Kettering Cancer Center. Dr. Evnin holds a Ph.D. in chemistry from the Massachusetts Institute of Technology and an A.B. from Princeton University. We believe that Dr. Evnin’s substantial experience as an investor in, and director of, biopharmaceutical companies, as well as his expertise in corporate strategy at a public biopharmaceutical company qualify him to serve as a member of our board of directors.

Peter Svennilson has served as a member of our board of directors since June 2016. In February 2007, Mr. Svennilson founded The Column Group, a venture capital firm, as serves as its managing partner. He currently serves as a member of the board of directors of Immune Design Corp., a publicly-traded immunotherapy company, as well as a number of private biopharmaceutical companies. From 2010 to March 2013, Mr. Svennilson served as a director of PTC Therapeutics, Inc., a biopharmaceutical company. Prior to founding The Column Group, he founded Three Crowns Capital, where he served as its managing partner from June 1996 to February 2007. Prior to Three Crowns Capital, he was the associate managing director in charge of European Investment Banking Origination at Nomura Securities. Mr. Svennilson is currently a trustee for The Institute for Advanced Study in Princeton, New Jersey. Mr. Svennilson received an M.B.A. from the Stockholm School of Economics and Finance. We believe that Mr. Svennilson’s experience in the venture capital industry and serving as a director of other public life science companies qualify him to serve as a member of our board of directors.

Robert Tepper, M.D. has served as a member of our board of directors since April 2008. Dr. Tepper is a general partner of Third Rock, which he co-founded in March 2007 and focuses on the formation, development and scientific strategy of Third Rock’s portfolio companies, as well as actively identifying and evaluating new investments. Dr. Tepper served as our chief scientific officer from April 2008 to October 2009. Prior to joining Third Rock, Dr. Tepper served as President of Research and Development at Millennium Pharmaceuticals, Inc., or Millennium. Prior to joining Millennium in 1994, he served as principal investigator in the laboratory of tumor biology at the Massachusetts General Hospital Cancer Center. Dr. Tepper is also a founder and former member of the scientific advisory board of Cell Genesys/Abgenix Inc. Dr. Tepper serves as an adjunct faculty member at Harvard Medical School and Massachusetts General Hospital and is an advisory board member of several healthcare institutions, including the Partners HealthCare Center for Personalized Genetic Medicine, Harvard Medical School and Tufts Medical School. Dr. Tepper serves a board member of Kala Pharmaceuticals Inc., Jounce Therapeutics, Inc. and Allena Pharmaceuticals, Inc., each a biopharmaceutical company, and was previously a board member of bluebird bio, Inc. from 2010 to 2015 and Cerulean Pharma Inc. from 2006 to 2015. Dr. Tepper is currently a board member of several private life sciences companies. Dr. Tepper also serves on the board of overseers at Tufts University and on the Council of the National Center for Advancing Translational Sciences at the National Institutes of Health. Dr. Tepper holds an A.B. in biochemistry from Princeton University and an M.D. from Harvard Medical School. We believe that Dr. Tepper’s experience in the venture capital industry, particularly with biotechnology and pharmaceutical companies, combined with his experience building and operating research and development operations, on the boards of public and private life sciences companies and as faculty and advisory board member of several healthcare institutions, qualify him to serve as a member of our board of directors.

Board composition and election of directors

Board composition

Our board of directors is currently authorized to have eight members and currently consists of six members. Upon the closing of this offering, we will reduce the authorized number of members of our board of directors to six. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be and , and their term will expire at the annual meeting of stockholders to be held in 2019;

•	the class II directors will and , and their term will expire at the annual meeting of stockholders to be held in 2020; and

•	the class III directors will be and , and their term will expire at the annual meeting of stockholders to be held in 2021.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of capital stock—Delaware anti-takeover law and certain charter and bylaw provisions.”

Director independence

Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In                2018, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Mr. Raythatha and Dr. Audia, is an “independent director” as defined under applicable Nasdaq rules, including, in the case of all the members of our audit committee, the independence criteria set forth in Rule 10A-3 under the Exchange Act, and in the case of all the members of our compensation committee, the independence criteria set forth in Rule 10C-1 under the Exchange Act. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Raythatha is not an independent director under these rules because he is our president and chief executive officer, and Dr. Audia is not an independent director under these rules because he served as our chief scientific officer until July 2017.

There are no family relationships among any of our directors or executive officers.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board. The composition of each committee will be effective as of the date of this prospectus.

Audit committee

The members of our audit committee are                ,                and                 .                is the chair of the audit committee. Effective at the time of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that                is an “audit committee financial expert” as defined in applicable SEC rules and that each of the members of our audit committee possesses the financial sophistication required for audit committee members under Nasdaq rules. We believe that the composition of our audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation committee

The members of our compensation committee are                ,                and                 .                is the chair of the compensation committee. Effective at the time of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee are                ,                and                 .                is the chair of the nominating and corporate governance committee. Effective at the time of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation committee interlocks and insider participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of ethics and code of conduct

We intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.constellationpharma.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

Executive compensation

The following discussion relates to the compensation of our president and chief executive officer, Jigar Raythatha, our former interim executive chairman, Mark Goldsmith, our chief financial officer, Emma Reeve, and our chief medical officer, Adrian Senderowicz, M.D., for fiscal year 2017. Mr. Raythatha, Ms. Reeve and Dr. Senderowicz are collectively referred to in this prospectus as our named executive officers.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary compensation table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers and Dr. Goldsmith for the year ended December 31, 2017.

Name and principal position	Year	Salary ($)	Bonus ($)(1)		Option awards ($)(2)	All other compensation ($)		Total ($)
Jigar Raythatha	2017	300,000	164,000	(3)	2,540,782	4,154	(4)	3,008,936
President and Chief Executive Officer
Mark A. Goldsmith, M.D., Ph.D. (5)	2017	—	—		—	—		—
Former Interim Executive Chairman
Emma Reeve	2017	68,270	70,000	(6)	672,429	301	(7)	811,000
Chief Financial Officer
Adrian Senderowicz, M.D.	2017	180,000	131,081	(8)	1,042,494	165,652	(9)	1,519,227
Chief Medical Officer

(1)	Except where noted otherwise, the amounts reported in the “Bonus” column reflect discretionary annual cash bonuses paid to our executive officers for their performance.

(2)	The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 718. See Note 11 to our financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(3)	Includes a cash bonus of $50,000 paid to Mr. Raythatha upon the commencement of his employment with us.

(4)	Includes (i) $3,150 of 401(k) matching contributions and (ii) $1,004 of life insurance premiums.

(5)	Dr. Goldsmith, the chairman of our board of directors, also served as our interim executive chairman from June 2016 to March 2017. In 2017, we did not pay a base salary nor did we make any other awards of compensation to Dr. Goldsmith for his service as our interim executive chairman or for his service on our board of directors.

(6)	Consists of a cash bonus paid to Ms. Reeve upon the commencement of her employment with us.

(7)	Consists of life insurance premiums.

(8)	Includes a cash bonus of $50,000 paid to Dr. Senderowicz upon the commencement of his employment with us.

(9)	Includes (i) $165,050 of consulting fees that we paid to Dr. Senderowicz pursuant to a consulting agreement prior to the commencement of his employment and (ii) $602 of life insurance premiums.

Narrative to summary compensation table

Base Salary. In 2017, we paid Mr. Raythatha an annualized base salary of $390,000. In March 2018, our board of directors set Mr. Raythatha’s 2018 annual base salary at $405,600. In 2017, we paid Ms. Reeve an annualized base salary of $355,000. In March 2018, our board of directors set Ms. Reeve’s 2018 annual base salary at $355,000. In 2017, we paid Dr. Senderowicz an annualized base salary of $390,000. In March 2018, our board of directors set Dr. Senderowicz’s 2018 annual base salary at $396,544.

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Bonus. Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. Our letter agreements with our named executive officers provide that they will be eligible for annual performance-based bonuses up to a specified percentage of their salary, subject to approval by our board of directors. Performance-based bonuses, which are calculated as a percentage of base salary, are designed to motivate our employees to achieve annual goals based on our strategic, financial and operating performance objectives. From time to time, our board of directors has approved discretionary annual cash bonuses to our named executive officers with respect to their prior year performance.

With respect to 2017, our board of directors awarded bonuses of $114,000 and $81,081 to Mr. Raythatha and Dr. Senderowicz, respectively. Because she joined us in October 2017, Ms. Reeve did not receive an annual bonus for 2017.

Equity Incentives. Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock options.

Pursuant to their respective letter agreements with us, we granted an option to purchase 5,900,000 shares of our common stock to Mr. Raythatha in July 2017, an option to purchase 1,600,000 shares of our common stock to Ms. Reeve in December 2017 and an option to purchase 2,400,000 shares of our common stock to Dr. Senderowicz in July 2017, in each case in connection with the commencement of his or her employment with us. In March 2018, we granted options to purchase 1,562,500, 415,000 and 415,000 shares of our common stock to Mr. Raythatha, Ms. Reeve and Dr. Senderowicz, respectively, and in April 2018, we granted additional options to purchase 1,562,500, 415,000 and 415,000 shares of our common stock to Mr. Raythatha, Ms. Reeve and Dr. Senderowicz, respectively. The options granted in March 2018 and April 2018 vest in equal quarterly installments over a term of four years from the date of grant.

Prior to this offering, our executives were eligible to participate in our 2008 Stock Incentive Plan, as amended and restated to date, or the 2008 Plan. During 2017 and 2018, all stock options were granted pursuant to the 2008 Plan. Following this offering, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to our 2018 Equity Incentive Plan, or the 2018 Plan.

We use stock options to compensate our executive officers in the form of initial grants in connection with the commencement of employment and also at various times, often but not necessarily annually, if we have performed as expected or better than expected. Prior to this offering, the award of stock options to our executive officers has been made by our board of directors or compensation committee. None of our executive officers is currently party to an employment agreement that provides for automatic award of stock options. We have granted stock options to our executive officers with time-based vesting. The options that we have granted to our executive officers typically become exercisable as to 25% of the shares underlying the option on the first anniversary of the grant date and as to an additional 6.25% of the original number of shares underlying the option quarterly thereafter. Vesting rights cease upon termination of employment and exercise rights cease shortly after termination, except that vesting is fully accelerated upon certain terminations in connection with a change of control and exercisability is extended in the case of death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

We have historically granted stock options with exercise prices that are equal to the fair market value of our common stock on the date of grant as determined by our board of directors, based on a number of objective and subjective factors. The exercise price of all stock options granted after the closing of this offering will be equal to the fair market value of shares of our common stock on the date of grant, which will be determined by reference to the closing market price of our common stock on the date of grant.

Outstanding equity awards at December 31, 2017

The following table sets forth information regarding all outstanding stock options and restricted stock held by each of our named executive officers and Dr. Goldsmith as of December 31, 2017.

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Jigar Raythatha	—	5,900,000	(1)	—	0.50	July 10, 2027
Mark A. Goldsmith, M.D., Ph.D.	300,000	—		—	0.14	March 10, 2021
	31,250	68,750	(2)	—	0.50	September 20, 2026
Emma Reeve	—	1,600,000	(3)	—	0.60	December 11, 2027
Adrian Senderowicz, M.D.	—	1,600,000	(4)	—	0.50	July 10, 2027
	—	800,000	(5)	—	0.50	July 10, 2027

(1)	Mr. Raythatha’s option to purchase 5,900,000 shares of common stock vests over four years, with 25% of the shares underlying the option vested on March 20, 2018 and 6.25% of the shares vesting quarterly thereafter, subject to continued service.

(2)	Dr. Goldsmith’s option to purchase 100,000 shares of common stock vests over four years, with 25% of the shares underlying the option vested on September 21, 2016, 6.25% of the shares vested on December 21, 2017 and 6.25% of the shares vesting quarterly thereafter, subject to continued service.

(3)	Ms. Reeve’s option to purchase 1,600,000 shares of common stock vests over four years, with 25% of the shares underlying the option vesting on October 16, 2018 and 6.25% of the shares vesting quarterly thereafter, subject to continued service.

(4)	Dr. Senderowicz’s option to purchase 1,600,000 shares of common stock vests over four years, with 25% of the shares underlying the option vesting on July 10, 2018 and 6.25% of the shares vesting quarterly thereafter, subject to continued service.

(5)	Dr. Senderowicz’s option to purchase 800,000 shares of common stock will vest as to 100% of the shares underlying the option on July 10, 2023, subject to continued service and subject to accelerated vesting as to: 50,000 shares upon the satisfaction of an objective clinical milestone, 50,000 shares upon the satisfaction of an objective clinical milestone, 100,000 shares upon the satisfaction of an objective clinical milestone, 300,000 shares upon the satisfaction of an objective clinical or regulatory milestone and 300,000 shares upon the satisfaction of an objective clinical or regulatory milestone. If and when one or more of these performance milestones are achieved, the number of shares associated with such milestone will convert to time-based vesting from July 10, 2017 and 6.25% of such shares will vest quarterly thereafter, subject to continued service.

Employment agreements

Letter agreement with Jigar Raythatha

In connection with our initial hiring of Mr. Raythatha as our president and chief executive officer, we entered into a letter agreement with him dated March 13, 2017. Under the letter agreement, Mr. Raythatha is an at will employee, and his employment with us can be terminated by him or us at any time and for any reason. The letter agreement provides that Mr. Raythatha is entitled to an annualized base salary of $390,000, subject to adjustment in accordance with normal business practices and at our sole discretion, during his employment with us and that he is eligible, at our sole discretion, to earn an annual bonus of 40% of his base salary. Mr. Raythatha’s letter agreement also provided that he was entitled to (i) a $50,000 cash bonus in connection with the commencement of his employment, which was paid in March 2017, and (ii) the grant of an option to purchase 5,900,000 shares of our common stock, with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to a four-year vesting schedule, which option was granted in July 2017.

Under the letter agreement, Mr. Raythatha is entitled, subject to his execution and nonrevocation of a release of claims in our favor, in the event of the termination of his employment by us without cause or by him for good reason, each as defined in his letter agreement with us, to (i) a lump sum payment in an amount equal to one month’s base salary per month of employment served up to a total of 12 months of his then-current annual base salary, and (ii) our continuing to pay our share of the premiums for COBRA continuation coverage on his behalf to the same extent we were paying such premiums immediately prior to his separation date, for the same period of time as represented by the cash severance payment described previously or until he obtains alternative coverage, whichever comes first, and provided he is eligible for and elects COBRA coverage.

Mr. Raythatha’s letter agreement also provides that any compensation and/or benefits he may be eligible to receive in connection with a change in control (as defined in our Change in Control Severance Plan, as amended, or the Severance Plan) will be governed by the terms of the Severance Plan, which is described below under the heading “—Change in control severance plan.”

Letter agreement with Emma Reeve

In connection with our initial hiring of Ms. Reeve as our chief financial officer, we entered into a letter agreement with her dated August 30, 2017. Under the letter agreement, Ms. Reeve is an at will employee, and her employment with us can be terminated by her or us at any time and for any reason. The letter agreement provides that Ms. Reeve is entitled to an annualized base salary of $355,000 during her employment with us and that she is eligible, at our sole discretion, to earn an annual bonus targeted at 35% of her base salary. Ms. Reeve’s letter agreement also provided that she was entitled to (i) a $70,000 cash bonus in connection with the commencement of her employment, which was paid in October 2017, subject to repayment if Ms. Reeve’s employment is terminated by us for cause or by her without good reason, each as defined in her letter agreement with us, prior to the first anniversary of her start date, and (ii) the grant of an option to purchase 1,600,000 shares of our common stock, with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to a four-year vesting schedule, which option was granted in December 2017. In addition, under the letter agreement, Ms. Reeve is also eligible to receive (a) an additional $70,000 cash bonus on the first anniversary of her start date and (b) a special retention bonus of $70,000 if we have completed a liquidity event by June 30, 2019 and Ms. Reeve remains actively employed by us on the date such bonus is payable. The letter agreement also provides that following the end of each fiscal year, and provided that the board approves employee stock option grants, Ms. Reeve will be eligible for a performance based option grant based on our achievement of performance goals and Ms. Reeve’s individual performance, with the board determining in its sole discretion whether a grant will be awarded and whether goals have been achieved.

Under the letter agreement, Ms. Reeve is entitled, subject to her execution and nonrevocation of a release of claims in our favor, in the event of the termination of her employment by us without cause or by her for good reason outside of the protected period, as defined in the Severance Plan, to (i) a lump sum payment in an amount equal to 12 months of her then-current annual base salary, subject to reduction if the termination of her employment occurs prior to the one-year anniversary of her start date, and (ii) our continuing to pay our share of the premiums for COBRA continuation coverage on her behalf to the same extent we were paying such premiums immediately prior to her separation date, for 12 months or until she obtains alternative coverage, whichever comes first, and provided she is eligible for and elects COBRA coverage.

Ms. Reeve’s letter agreement also provides that any compensation and/or benefits she may be eligible to receive if her employment with us is terminated other than for cause or for good reason, each as defined in the Severance Plan, during the protected period will be governed by the terms of the Severance Plan, which is described below under the heading “—Change in control severance plan.” Her letter agreement also provides that the vesting under the Severance Plan will apply to both her initial option and performance grant.

Letter agreement with Adrian Senderowicz, M.D.

In connection with our initial hiring of Dr. Senderowicz as our chief medical officer, we entered into a letter agreement with him dated July 6, 2017. Under the letter agreement, Dr. Senderowicz is an at will employee, and his employment with us can be terminated by him or us at any time and for any reason. The letter agreement provides that Dr. Senderowicz is entitled to an annualized base salary of $390,000 during his employment with us and that he is eligible, at our sole discretion, to earn an annual bonus targeted at 35% of his base salary. Dr. Senderowicz’s letter agreement also provided that he was entitled to (i) a $50,000 cash bonus in connection with the commencement of his employment, which was paid in July 2017, subject to repayment if Dr. Senderowicz’s employment is terminated by us for cause or by him without good reason, each as defined in his letter agreement with us, prior to the first anniversary of his start date, (ii) a special retention bonus of $50,000 upon the satisfaction of an objective clinical milestone, which was paid in March 2018, and (iii) the grant of an option to purchase (a) 1,600,000 shares of our common stock, or the Initial Option, with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to a four-year vesting schedule, and (b) 800,000 shares of our common stock, or the Performance Option, with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to vesting on the sixth anniversary of his start date or, if earlier, on a quarterly basis over four years commencing upon the satisfaction of certain performance milestones, which options were granted in July 2017.

Under the letter agreement, Dr. Senderowicz is entitled, subject to his execution and nonrevocation of a release of claims in our favor, in the event of the termination of his employment by us without cause or by him for good reason outside of the protected period, as defined in the Severance Plan, to (i) a lump sum payment in an amount equal to 12 months of his then-current annual base salary, subject to reduction if the termination of his employment occurs prior to the one-year anniversary of his start date, and (ii) our continuing to pay our share of the premiums for COBRA continuation coverage on his behalf to the same extent we were paying such premiums immediately prior to his separation date, for 12 months or until he obtains alternative coverage, whichever comes first, and provided he is eligible for and elects COBRA. Notwithstanding the foregoing, in the event that (a) a new chief executive officer commences employment with us prior to the one-year anniversary of Dr. Senderowicz’s start date, (b) we terminate Dr. Senderowicz’s employment without cause prior to the one-year anniversary of his start date and (c) the date of such termination occurs outside the protected period, then instead (and in lieu) of the cash severance described in clause (i) above, (x) Dr. Senderowicz will be entitled to a lump sum payment in an amount equal to 12 months of his then-current annual base salary and (y) the Initial Option will vest and become immediately exercisable based on 2.0833% of the number of shares under the Initial Option multiplied by the number of full calendar months elapsed since Dr. Senderowicz’s start date as of the date of termination.

Dr. Senderowicz’s letter agreement also provides that any compensation and/or benefits he may be eligible to receive if his employment with us is terminated other than for cause or for good reason, each as defined in the Severance Plan, during the protected period will be governed by the terms of the Severance Plan, which is described below under the heading “—Change in control severance plan.” His letter agreement also provides that the vesting under the Severance Plan will apply to both the Initial Option and the Performance Grant.

Change in control severance plan

We have established a Change in Control Severance Plan, or the Severance Plan, which sets forth the conditions under which certain of our employees will receive severance benefits if we terminate their employment under specified circumstances, as described below. We believe that change in control benefits are important for attracting and retaining talent and help to ensure that our employees can remain focused during periods of uncertainty.

The Severance Plan covers our regular full-time employees and regular part-time employees, each as defined in the Severance Plan, other than those employees (i) whose employment is terminated for cause, as defined in the Severance Plan, (ii) who retire, terminate their employment as a result of an inability to perform their duties due to physical or mental disability or die, (iii) who voluntarily terminate their employment, other than an officer holding the title of vice president or above for good reason, as defined in the Severance Plan, (iv) who are employed for a specified period of time in accordance with the terms of a written employment agreement, (v) who promptly become employed by another member of the controlled group of entities of which we (or our successor) is a member, and (vi) who lose employment in connection with a change in control event, outsourcing arrangement or other corporate transaction and who accept employment with an acquirer of any of our businesses, operations or assets or refuse an offer of such employment in a position providing comparable responsibilities and compensation. We sometimes refer to the employees who are covered by the Severance Plan as the covered employees.

Under the Severance Plan, if, within the period beginning with the date of a letter of intent or similar agreement that does lead to a change in control, as defined in the Severance Plan, through the one-year anniversary of the change in control event we terminate the employment of a covered employee without cause, as defined in the Severance Plan, or the employee is an officer holding the title of vice president or above and resigns for good reason, such employee is entitled to receive the following cash severance pay and other severance benefits. Under the Severance Plan, covered employees are entitled to receive a lump sum payment equal to the employee’s then-current monthly base salary and a pro rata portion of the employee’s target bonus that has been established for the year of termination multiplied by (i) 18 months for the chief executive officer, (ii) 12 months for covered employees at the level of vice president and higher, (iii) six months for covered employees at the level of director and higher (but not including vice presidents) and (iv) three months plus one week for every year of service, as defined in the Severance Plan, for all other covered employees. In addition to the cash severance pay, under the Severance Plan covered employees are entitled to:

•	contributions to the cost of COBRA coverage on behalf of the employee and any applicable dependents, if the employee elects such coverage and for no longer than the period for which such employee is entitled to cash severance pay as described above;

•	full acceleration of the vesting of unvested equity awards; and

•	payment of any bonus amount for the prior year that was approved but not yet paid at the time of termination, or, if not yet approved, then the amount that is approved subsequent to such termination (determined without regard to the participant’s termination of employment), such amount to be paid in a manner consistent with payments to other similarly situated employees and consistent with the requirements of Section 409A of the Internal Revenue Code.

Cash severance pay and other severance benefits under the Severance Plan are conditioned on the covered employee’s execution and delivery of a release of claims against us and the employee’s compliance with any applicable noncompetition, nonsolicitation or other obligations to us. If a covered employee fails to comply with the terms of such release and obligations, we may, to the extent permitted by applicable law, recoup from such employee the applicable cash severance pay, COBRA contributions or the value of equity award acceleration provided to the employee under the Severance Plan.

The Severance Plan is administered by our board of directors or a qualified administrator appointed by the board. Our board of directors may amend, modify or terminate the Severance Plan at any time on six months advance notice. Our board of directors intends to review the Severance Plan at least annually.

Employee non-competition, non-solicitation, confidentiality and assignment of inventions agreements

Each of our named executive officers has entered into a standard form agreement with respect to non-competition, non-solicitation, confidential information and assignment of inventions. Under this agreement, each named executive officer has agreed not to compete with us during his or her employment and for a period of one year after the termination of his or her employment, not to solicit our employees, consultants, customers, business or prospective customers during his or her employment and for a period of one year after the termination of his or her employment, and to protect our confidential and proprietary information indefinitely. In addition, under this agreement, each named executive officer has agreed that we own all inventions that are developed by such executive officer during his or her employment and for a period of six months after the termination of his or her employment that are related, directly or indirectly, to our businesses, products, methods or services being researched, developed, manufactured or sold by us. Each named executive officer also agreed to provide us with a non-exclusive, royalty-free, perpetual license for any prior inventions that such executive officer incorporates into any of our products, processes, research or development programs or other works in the course of such executive officer’s employment with us.

Stock option and other compensation plans

In this section we describe our 2008 Plan, our 2018 Plan, and our 2018 Employee Stock Purchase Plan, or the 2018 ESPP. Prior to this offering, we granted awards to eligible participants under the 2008 Plan. Following the effectiveness of the 2018 Plan, we expect to grant awards to eligible participants from time to time only under the 2018 Plan.

Amended and restated 2008 stock incentive plan

The 2008 Plan was initially approved by our board of directors in February 2008 and was subsequently amended later in 2008 and in 2009, 2010, 2012, 2014, 2015, 2016 and 2017, in each case to increase or decrease the total number of shares reserved for issuance under the plan. The 2008 Plan was also amended and restated in February 2018 to increase the total number of shares reserved for issuance under the plan and extend the term of the plan through February 1, 2028. The 2008 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, and other stock-based awards (including stock appreciation rights). Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2008 Plan; however, incentive stock options may only be granted to our employees. The type of award granted under the 2008 Plan and the terms of such award are set forth in the applicable award agreement. Pursuant to the terms of the 2008 Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options;

•	the exercise price of options, which, in the case of incentive stock options, must be at least equal to the fair market value of our common stock on the date of grant; and

•	the number of shares of our common stock subject to and the terms of any awards of restricted stock, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

The board of directors may also, to the extent permitted by applicable law, delegate to one or more of our officers the power to grant awards to employees or officers under the 2008 Plan and such other powers as the board of directors may determine, provided that the board of directors must fix the terms of awards to be granted by such officers (including the exercise price of such awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to awards that the officers may grant. However, officers are not authorized to make grants to any of our executive officers.

Subject to adjustment as provided below, the maximum number of shares of common stock authorized for issuance under the 2008 Plan is 44,474,500 shares. Our board of directors may amend, suspend or terminate the 2008 Plan at any time, subject to certain stockholder approval requirements under the Internal Revenue Code with respect to incentive stock options.

Effect of certain changes in capitalization

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, under the terms of the 2008 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2008 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the number of shares subject to and the repurchase price per share subject to each outstanding award of restricted stock or restricted stock units; and

•	the terms of each other outstanding award.

Effect of certain corporate transactions

Upon the occurrence of a merger or other reorganization event (as defined in the 2008 Plan), our board of directors may, on such terms as our board determines, take any one or more of the following actions pursuant to the 2008 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock or restricted stock units:

•	provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately prior to the consummation of the reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the award multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise price of such award and any applicable tax withholdings, in exchange for the termination of the award;

•	provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2008 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities, or other property which our common stock was converted into or exchanged for in the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors may at any time provide that any award under the 2008 Plan will become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

As of April 15, 2018, there were options to purchase 29,437,516 shares of common stock outstanding under the 2008 Plan at a weighted average exercise price of $0.58 per share and 2,228,066 shares of common stock were available for future issuance under the 2008 Plan. No further awards will be made under the 2008 Plan on or after the effectiveness of the registration statement for this offering; however, awards outstanding under the 2008 Plan will continue to be governed by their existing terms.

2018 equity incentive plan

We expect our board of directors to adopt and our stockholders to approve the 2018 Plan, which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2018 Plan provides for the grant of incentive stock options, non-qualified options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2018 Plan, the number of shares of our common stock that will be reserved for issuance under the 2018 Plan will be the sum of: (1)                ; plus (2) the number of shares (up to                shares) equal to the sum (x) of the number of shares of our common stock reserved for issuance under the 2008 Plan that remain available for grant under the 2008 Plan immediately prior to the effectiveness of the registration statement for this offering and (y) the number of shares of our common stock subject to outstanding awards under the 2008 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2019 and continuing until, and including, the fiscal year ending December 31, 2028, equal to the lowest of (i)                shares of our common stock, (ii)                % of the number of shares of our common stock outstanding on the first day of such fiscal year and (iii) an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2018 Plan. Incentive stock options, however, may only be granted to our employees.

Pursuant to the terms of the 2018 Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•	the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years).

If our board of directors delegates authority to one or more of our officers to grant awards under the 2018 Plan, the officers will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such any such officer, the maximum number of shares subject to awards that such officer may make, and the time period in which such awards may be granted.

Effect of certain changes in capitalization

Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, under the terms of the 2018 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2018 Plan;

•	the share counting rules under the 2018 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to, and the repurchase price per share subject to, each outstanding award of restricted stock and restricted stock units; and

•	the share and per-share related provisions and the purchase price, if any, of each other stock-based award.

Effect of certain corporate transactions

Upon the occurrence of a merger or other reorganization event (as defined in the 2018 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2018 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•	provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited, and/or vested but unexercised awards will terminate, immediately prior to the consummation of the reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•	provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2018 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, our repurchase and other rights with respect to outstanding awards of restricted stock will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities, or other property which our common stock was converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, the board may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or in any other agreement between a participant and us, either initially or by amendment. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

At any time, our board of directors may provide that any award under the 2018 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2018 Plan on or after the date that is ten years following the effectiveness of the registration statement related to this offering. Our board of directors may amend, suspend or terminate the 2018 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2018 employee stock purchase plan

We expect our board of directors to adopt and our stockholders to approve the 2018 ESPP, which will become effective upon the closing of this offering. The 2018 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2018 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of                shares of our common stock. The number of shares of our common stock reserved for issuance under the 2018 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2019 and continuing until, and including, the fiscal year commencing on January 1, 2029, in an amount equal to the lowest of (i)                shares of our common stock, (ii)                % of the number of shares of our common stock outstanding on the first day of such fiscal year and (iii) an amount determined by our board of directors.

All of our employees and employees of any designated subsidiary, as defined in the 2018 ESPP, are eligible to participate in the 2018 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2018 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2018 ESPP.

We retain the discretion to determine which eligible employees may participate in an offering under applicable regulations.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2018 ESPP beginning at such time and on such dates as our board of directors may determine, or on the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors or a committee designated by the board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On each offering commencement date, each participant will be granted the right to purchase, on the last business day of the offering period, up to a number of shares of our common stock determined by multiplying $2,083 by the number of full months in the offering period and dividing that product by the closing price of our common stock on the first day of the offering period. No employee may be granted an option under the 2018 ESPP that permits the employee’s rights to purchase shares under the 2018 ESPP and any other employee stock purchase plan of ours or of any of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of our common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of our common stock under the 2018 that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2018 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2018 ESPP, the purchase price will be determined by our board of directors or the committee for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may at any time prior to the close of business on the fifteenth business day prior to the end of an offering period, and for any reason, permanently withdraw from participating in an offering prior to the end of an offering period and permanently withdraw the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the extent determined by our board of directors or a committee thereof to the number and class of securities available under the 2018 ESPP, the share limitations under the 2018 ESPP, and the purchase price for an offering period under the 2018 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event, as defined in the 2018 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2018 ESPP on such terms as our board of directors or committee thereof determines:

•	provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•	upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by board of directors or committee thereof in such notice, which date will not be less than ten days preceding the effective date of the reorganization event;

•	upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganization event is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2018 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options will convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2018 ESPP or any portion of the 2018 ESPP. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Internal Revenue Code. Further, our board of directors may not make any amendment that would cause the 2018 ESPP to fail to comply with Section 423 of the Internal Revenue Code. The 2018 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) plan

We maintain a defined contribution employee retirement plan for our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). We also make discretionary matching contributions to the 401(k) plan equal to 50% of the employee contributions up to 6% of the employee’s salary, subject to the statutorily prescribed limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our discretionary match. Employee contributions are held and invested by the plan’s trustee as directed by participants.

Limitation of liability and indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we intend to enter into indemnification agreements with all of our executive officers and directors prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 sales plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director compensation

The table below shows all compensation to our non-employee directors during the year ended December 31, 2017.

Name	Fees earned or paid in cash	Option awards (1)(2)	All other compensation		Total
James E. Audia, Ph.D.	$10,000	$43,394	$41,250	(3)	$94,644
Anthony Evnin, Ph.D.	—	—	—		—
Peter Svennilson	—	—	—		—
Robert Tepper, M.D.	—	—	—		—

(1)	The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of ASC 718. See Note 11 to our financial statements appearing at the end of this prospectus regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common underlying such stock options.

(2)	As of December 31, 2017, the aggregate number of shares of our common stock subject to outstanding option awards was as follows: Dr. Audia, 539,188 shares.

(3)	Consists of consulting fees paid to Dr. Audia following his employment with us. During the year ended December 31, 2017, we also compensated Dr. Audia in connection with his service as an employee until July 2017, prior to him becoming a director, in the following amounts: (i) $238,886 in salary, (ii) $37,691 in cash bonus, (iii) $141,431 in options to purchase shares of common stock and (iv) $7,144 in 401(k) matching contributions.

In March 2018, Dr. Goldsmith and Dr. Audia were granted options to purchase 200,000 and 100,000 shares of our common stock, respectively.

Prior to this offering, we paid cash fees and granted options to purchase shares of our common stock to certain of our non-employee directors for their service on our board of directors pursuant to a non-employee and non-affiliate director compensation policy. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

Mr. Raythatha, one of our directors who also serves as our president and chief executive officer, does not receive any additional compensation for his service as a director. Mr. Raythatha is one of our named executive officers and, accordingly, the compensation that we pay to Mr. Raythatha is discussed above under “—Summary compensation table” and “—Narrative to summary compensation table.” Due to his service as our interim executive chairman, the compensation that we paid to Dr. Goldsmith, one of our directors, in 2017 is discussed above under “—Summary compensation table.”

In                , 2018, our board of directors approved a director compensation program that will become effective on the effective date of the registration statement of which this prospectus is a part. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board and of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee shall be payable in respect of any period prior to the completion of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member annual fee	Chairman annual fee
Board of Directors	$	$
Audit Committee	$	$
Compensation Committee	$	$
Nominating and Corporate Governance Committee	$	$

We also will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

In addition, under our director compensation program to be effective on the effective date of the registration statement of which this prospectus is a part, each non-employee director will receive, upon his or her initial election or appointment to our board of directors, an option to purchase                shares of our common stock under the 2018 Plan. Each of these options will vest as to                of the shares of our common stock underlying such option on the first anniversary of the grant, with the remainder vesting in equal monthly installments until the                anniversary of the date of grant, subject to the non-employee director’s continued service as a director. Further, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director that has served on our board of directors for at least six months will receive, under the 2018 Plan, an option to purchase                shares of our common stock under the 2018 Plan. Each of these options will vest                 , subject to the non-employee director’s continued service as a director. All options granted to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common stock on the date of grant and will become exercisable in full upon specified change in control events.

Transactions with related persons

Since January 1, 2015, we have engaged in the following transactions in which the amounts involved exceeded $120,000 and any of our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Series E preferred stock financing

In December 2015, we issued and sold an aggregate of 24,810,759 shares of our Series E preferred stock at a price per share of approximately $2.25 in cash, for an aggregate purchase price of $55.8 million. The following table sets forth the aggregate numbers of shares of our Series E preferred stock that we sold to our 5% stockholders and their affiliates in this transaction and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of series E preferred stock	Cash purchase price
Third Rock Ventures, L.P.(2)	2,285,640	$5,142,690
The Column Group, L.P.(3)	3,555,555	7,999,999
Entities affiliated with Venrock(4)	888,888	1,999,998
The Regents of the University of California	6,666,666	14,999,999
Entities affiliated with Topspin Partners	6,666,666	14,999,999

(1)	See “Principal stockholders” for additional information about shares held by these entities.

(2)	Dr. Tepper, a member of our board of directors, is a partner of Third Rock Ventures.

(3)	Mr. Svennilson, a member of our board of directors, is a partner of The Column Group.

(4)	Dr. Evnin, a member of our board of directors, is a partner of Venrock.

Series E-1 preferred stock financing

In September 2016, we issued and sold an aggregate of 13,884,691 shares of our Series E-1 preferred stock in the first tranche of our Series E-1 preferred stock financing at a price per share of $1.75 in cash, for an aggregate purchase price of $24.3 million. In July 2017, we issued and sold an aggregate of 13,846,174 shares of our Series E-1 preferred stock in the second tranche of our Series E-1 preferred stock financing at the same price per share as the first tranche for an aggregate purchase price of $24.2 million. The following table sets forth the aggregate numbers of shares of our Series E-1 preferred stock that we sold to our 5% stockholders and their affiliates in the first and second tranches and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of series E-1 preferred stock at first closing	Cash purchase price	Shares of series E-1 preferred stock at second closing	Cash purchase price
Third Rock Ventures, L.P.(2)	1,553,965	$2,719,439	1,553,965	$2,719,439
Entities affiliated with The Column Group(3)	3,251,428	5,689,999	3,251,428	5,689,999
Entities affiliated with Venrock(4)	604,337	1,057,590	604,337	1,057,590
The Regents of the University of California	3,251,428	5,689,999	3,251,428	5,689,999
Entities affiliated with Topspin Partners	3,251,427	5,689,997	3,251,427	5,689,997

(1)	See “Principal stockholders” for additional information about shares held by these entities.

(2)	Dr. Tepper, a member of our board of directors, is a partner of Third Rock Ventures.

(3)	Mr. Svennilson, a member of our board of directors, is a partner of The Column Group.

(4)	Dr. Evnin, a member of our board of directors, is a partner of Venrock.

Series F preferred stock financing

In March 2018, we issued and sold an aggregate of 68,500,000 shares of our Series F preferred stock at a price per share of $1.00 in cash, for an aggregate cash purchase price of $68.5 million. In April 2018, we issued and sold an aggregate of 31,250,000 shares of our Series F preferred stock in additional closings of our Series F preferred stock financing at the same price per share as at the first closing for an aggregate purchase price of $31.3 million. The following table sets forth the aggregate numbers of shares of our Series F preferred stock that we sold to our 5% stockholders and their affiliates in the first and second closings for cash and the aggregate amount of consideration for such shares:

Purchaser(1)	Shares of series F preferred stock at first closing	Cash purchase price	Shares of series F preferred stock at second closing	Cash purchase price
Third Rock Ventures, L.P.(2)	—	$—	1,000,000	$1,000,000
Entities affiliates with The Column Group(3)	10,000,000	10,000,000	10,000,000	10,000,000
Entities affiliated with Venrock(4)	10,000,000	10,000,000	—	—
The Regents of the University of California	8,750,000	8,750,000	—	—
Entities affiliated with Topspin Partners	—	—	4,500,000	4,500,000
Entities affiliated with Cormorant Asset Management	13,000,000	13,000,000	1,000,000	1,000,000

(1)	See “Principal stockholders” for additional information about shares held by these entities.

(2)	Dr. Tepper, a member of our board of directors, is a partner of Third Rock Ventures.

(3)	Mr. Svennilson, a member of our board of directors, is a partner of The Column Group.

(4)	Dr. Evnin, a member of our board of directors, is a partner of Venrock.

Loans to officers

In August 2009, we loaned $180,000 to Mark Goldsmith, a member of our board of directors who at the time was our president and chief executive officer, in connection with the early exercise of certain unvested options that we had granted to Dr. Goldsmith. The borrowed amount accrued interest at the rate of 2.8% per year, and the original repayment date of the loan was August 17, 2017. The loan was evidenced by a secured promissory note and was collateralized by all of our capital stock that he owned or would own in the future. On March 22, 2018, Dr. Goldsmith repaid the outstanding principal and interest due under the loan, and we terminated the promissory note.

In March 2011, we loaned $112,000 to James Audia, a member of our board of directors who at the time was our chief scientific officer, in connection with the early exercise of certain unvested options that we had granted to Dr. Audia. The borrowed amount accrued interest at the rate of 2.82% per year, and the original repayment date of the loan was March 20, 2019. The loan was evidenced by a secured promissory note and was collateralized by all of our capital stock that he owned or would own in the future. On March 21, 2018, Dr. Audia repaid the outstanding principal and interest due under the loan, and we terminated the promissory note.

Tax indemnification payments

We had an agreement with our stockholders in which we agreed to indemnify each of our stockholders to the extent of any tax liabilities incurred rising directly out of the non-exercise by Genentech of its option to acquire all of our equity interests pursuant to an option agreement we entered into with Genentech in January 2012. As a result of Genentech not exercising its option, we paid $3.3 million to our stockholders, representing the estimated tax liability resulting from the non-exercise of Genentech’s option, of which $2.3 million was paid in 2015, and the remaining $1.0 million was paid in 2016. Of this amount, (i) $0.1 million was paid to Mark Goldsmith, a member of our board of directors, (ii) $1.0 million was paid to Third Rock Ventures, L.P., one of our principal stockholders and Dr. Tepper, a member of our board of directors, is a partner of Third Rock Ventures, (iii) $0.5 million was paid to The Column Group, L.P., one of our principal stockholders and Mr. Svennilson, a member of our board of directors, is a partner of The Column Group, and (iv) $0.8 million was paid to entities affiliated with Venrock, one of our principal stockholders and Dr. Evnin, a member of our board of directors, is a partner of Venrock.

Consulting agreement with Adrian Senderowicz, M.D.

On May 2, 2017, we entered into a consulting agreement with Oncology Drug Development, LLC for the provision of consulting, advisory and related services. Adrian Senderowicz, M.D. served as president and the sole member of Oncology Drug Development, LLC prior to becoming our chief medical officer in July 2017, at which time the consulting agreement was terminated. From May 2017 until July 2017, we paid Oncology Drug Development, LLC an aggregate of $165,050 in connection with services provided pursuant to this agreement.

Registration rights

We are a party to an investor rights agreement with the holders of our preferred stock, including our 5% stockholders and their affiliates and entities affiliated with some of our directors. This investor rights agreement provides these holders the right, subject to certain conditions, beginning six months following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Indemnification agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director or executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

Policies and procedures for related person transactions

Our board of directors intends to adopt written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief financial officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 15, 2018 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of shares beneficially owned—Before offering” is based on a total of 238,139,883 shares of our common stock outstanding as of April 15, 2018, assuming the automatic conversion of all shares of our preferred stock outstanding as of April 15, 2018 into an aggregate of 224,955,965 shares of our common stock upon the closing of this offering. The column entitled “Percentage of shares beneficially owned—After offering” is based on             shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options or warrants. The table also assumes the automatic conversion of outstanding warrants to purchase shares of our preferred stock into warrants to purchase shares of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days after April 15, 2018 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Constellation Pharmaceuticals, Inc., 215 First Street, Suite 200, Cambridge, Massachusetts 02142.

	Number of shares beneficially owned	Percentage of shares beneficially owned
Name and address of beneficial owner		Before offering (%)	After offering (%)

5% Stockholders
Entities affiliated with The Column Group(1)	51,832,775	21.7
Third Rock Ventures, L.P.(2)	30,469,688	12.8
Entities affiliated with Venrock(3)	26,433,091	11.1
The Regents of the University of California(4)	23,824,284	10.0
Entities affiliated with Topspin Partners(5)	19,574,282	8.2
Entities affiliated with Cormorant Asset Management(6)	14,000,000	5.9

Directors and Named Executive Officers:
Jigar Raythatha(7)	1,737,371	*
Emma Reeve(8)	25,938	*
Adrian Senderowicz, M.D.(9)	44,688	*
Mark A. Goldsmith, M.D., Ph.D.(10)	2,045,833	*
James E. Audia, Ph.D.(11)	1,199,188	*
Anthony Evnin, Ph.D.(12)	26,433,091	11.1
Peter Svennilson(13)	51,832,775	21.7
Robert Tepper, M.D.(14)	30,469,688	12.8
All current executive officers and directors as a group (8 persons)(15)	113,788,572	47.5

*	Less than one percent

(1)	Consists of (i) 121,666 shares of common stock, 333,333 shares of common stock issuable upon the exercise of warrants and 28,126,348 shares of common stock issuable upon the conversion of preferred stock held by The Column Group, LP, (ii) 13,251,428 shares of common stock issuable upon the conversion of preferred stock held by Ponoi Capital, LP and (iii) 10,000,000 shares of common stock issuable upon the conversion of preferred stock held by Ponoi Capital II, LP. The Column Group GP, LP is the general partner of The Column Group, LP. Ponoi Management, LLC is the general partner of Ponoi Capital, LP. Ponoi II Management, LLC is the general partner of Ponoi Capital II, LP. The managing partners of The Column Group GP, LP are David Goeddel and Peter Svennilson. The managing partners of Ponoi Management, LLC and Ponoi II Management, LLC are David Goeddel, Peter Svennilson, and Tim Kutzkey. The managing partners of The Column Group GP, LP, Ponoi Management, LLC and Ponoi II Management, LLC, including Peter Svennilson, a member of our board of directors, may be deemed to have voting and investment power with respect to such shares. The address of The Column Group is 1700 Owens Street, Suite 500, San Francisco, CA 94158.

(2)	Consists of 121,667 shares of common stock, 565,000 shares of common stock issuable upon the exercise of warrants and 29,783,021 shares of common stock issuable upon the conversion of preferred stock held by Third Rock Ventures, L.P., or TRV LP. Each of Third Rock Ventures GP, L.P., or TRV GP LP, the general partner of TRV LP, and Third Rock Ventures GP, LLC, or TRV GP LLC, the general partner of TRV GP LP, and Mark Levin, Kevin Starr and Robert Tepper, the managers of TRV GP LLC, may be deemed to share voting and investment power with respect to all shares held by TRV LP. Dr. Tepper, a member of our board of directors, disclaims beneficial ownership of all shares held by TRV LP, except to the extent of his pecuniary interest therein. The address of Third Rock Ventures is 29 Newbury Street, Boston, MA 02116.

(3)

Consists of (i) 150,384 shares of common stock issuable upon the exercise of warrants and 16,481,802 shares of common stock issuable upon the conversion of preferred stock held by Venrock Associates V, L.P., or VA5, (ii) 12,750 shares of common stock issuable upon the exercise of warrants and 1,397,378 shares of common stock issuable upon the conversion of preferred stock held by Venrock Partners V, L.P., or VP5, (iii) 3,533 shares of common stock issuable upon the exercise of warrants and 387,244 shares of common stock issuable upon the conversion of preferred stock held by Venrock Entrepreneurs Fund V, L.P., or VEF5, (iv) 5,692,000 shares of common stock issuable upon the conversion of preferred stock held by Venrock Healthcare Capital Partners II, L.P., or VHCP II, and (v) 2,308,000 shares of common stock issuable upon the conversion of preferred stock held by VHCP Co-Investment Holdings II, LLC, or VHCP Co-Invest II. Venrock Management V, LLC, or VM5, Venrock Partners Management V, LLC, or VPM5, and VEF Management V, LLC, or VEFM5 are the sole general partners of VA5, VP5 and VEF5, which collectively with VA5 and VP5 we refer to as the Venrock Funds, respectively, and may be deemed to own the shares held by the Venrock Funds. VM5, VPM5 and VEFM5 disclaim beneficial ownership of all the shares held by the Venrock Funds except to the extent of their proportionate pecuniary interest therein. Dr. Evnin is a member of VM5, VPM5 and VEFM5 and may be deemed to own the shares held by the Venrock Funds. Dr. Evnin disclaims beneficial ownership of all the shares held by the Venrock Funds, except to the extent of his indirect pecuniary interest therein. VHCP Management II, LLC, or VHCPM, is the sole general partner and the sole manager of VHCP II and VHCP Co-Invest II, which we refer to collectively with VHCP II as the VHCP II Funds, respectively, and may be deemed to own the shares held by the VHCP II Funds. The VHCP II Funds may be deemed to be a “group” with the Venrock Funds within the meaning of Section 13 of the Securities and Exchange Act of 1934, as amended. Dr. Evnin disclaims beneficial ownership of all the shares held by the VHCP II Funds except to the extent of his proportionate pecuniary interest therein. The mailing address of the Venrock Funds and the VHCP II Funds is 3340 Hillview Ave., Palo Alto, CA 94304.

(4)	Consists of 23,824,284 shares of common stock issuable upon the conversion of preferred stock held by the Regents of the University of California. The address of The Regents of the University of California is 1111 Broadway, Suite 1400, Oakland, CA 94607.

(5)	Consists of (i) 14,069,332 shares of common stock issuable upon the conversion of preferred stock held by Topspin Biotech Fund II, LP, (ii) 4,901,978 shares of common stock issuable upon the conversion of preferred stock held by Topspin Fund, LP and (iii) 602,972 shares of common stock issuable upon the conversion of preferred stock held by MSSB C/F/ Leo A. Guthart. LG Management, LLC, the general partner of Topspin Fund, LP and Topspin Biotech Fund II, LP, may be deemed to have shared voting control and investment discretion over the shares of common stock held by Topspin Fund, LP and Topspin Biotech Fund II, LP. Leo A. Guthart is the managing member of LG Management, LLC and may be deemed to have shared voting control and investment discretion over the shares of common stock held by Topspin Fund, LP and Topspin Biotech Fund II, LP. Mr. Guthart may also be deemed to be a beneficial owner of the shares in MSSB C/A/ Leo A. Guthart, an individual retirement account in his name. Each of LG Management, LLC and Mr. Guthart disclaims beneficial ownership of these shares, except to the extent of their respective indirect pecuniary interests in such shares. The address of Topspin Partners is 3 Expressway Plaza, Roslyn Heights, NY 11577.

(6)	Consists of (i) 10,260,600 shares of common stock issuable upon the conversion of preferred stock held by Cormorant Private Healthcare Fund I, LP, or Fund, (ii) 3,242,400 shares of common stock issuable upon the conversion of preferred stock held by Cormorant Global Healthcare Master Fund, LP, or Master Fund, and (iii) 497,000 shares of common stock issuable upon the conversion of preferred stock held by CRMA SPV, L.P., or CRMA. Cormorant Asset Management, LLC, or CAM, serves as investment manager for Master Fund, Fund, and CRMA, a separately managed account. Cormorant Global Healthcare GP, LLC, or Master Fund LLC, serves as the general partner of Master Fund. Cormorant Private Healthcare GP, LLC, or Fund LLC, serves as the general partner of Fund. Bihua Chen serves as the managing member of Master Fund LLC, Fund LLC and CAM. Each of CAM, Master Fund, Master Fund LLC, Fund, Fund LLC, CRMA and Bihua Chen disclaims beneficial ownership of the shares reported herein, except to the extent of its or her pecuniary interest therein. The address of Cormorant Asset Management is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(7)	Consists of 164,715 shares of common stock held by Mr. Raythatha and 1,572,656 shares of common stock underlying options held by Mr. Raythatha that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

(8)	Consists of shares of common stock underlying options held by Ms. Reeve that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

(9)	Consists of shares of common stock underlying options held by Dr. Senderowicz that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

(10)	Consists of (i) 1,435,000 shares of common stock held by Dr. Goldsmith, (ii) 140,000 shares of common stock held by the Goldsmith Children 2011 Irrevocable Education Trust, of which Dr. Goldsmith is the trustee, and (iii) 470,833 shares of common stock underlying options held by Dr. Goldsmith that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

(11)	Consists of 760,000 shares of common stock held by Dr. Audia, and 439,188 shares of common stock underlying options held by Dr. Audia that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

(12)	Consists of the shares described in Note 3 above. Dr. Evnin, a member of our board of directors, is a partner of Venrock and may be deemed the indirect beneficial owner of such shares. Dr. Evnin disclaims beneficial ownership over such shares, except to the extent of his proportionate pecuniary interest therein.

(13)	Consists of the shares described in Note 1 above. Mr. Svennilson, a member of our board of directors, is a managing partner of The Column Group and may be deemed the indirect beneficial owner of such shares. Mr. Svennilson disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein.

(14)	Consists of the shares described in Note 2 above. Dr. Tepper, a member of our board of directors, is a partner of Third Rock Ventures and may be deemed the indirect beneficial owner of such shares. Dr. Tepper disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein.

(15)	Includes (i) 2,553,303 shares of common stock underlying options that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date and (ii) 1,065,000 shares of common stock issuable upon the exercise of warrants that are exercisable as of April 15, 2018 or will become exercisable within 60 days after such date.

Description of capital stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus is a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of              shares of our common stock, par value $0.0001 per share, and              shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of April 15, 2018, we had issued and outstanding:

•	13,183,918 shares of our common stock held by 129 stockholders of record;

•	32,158,888 shares of our Series A preferred stock held by 8 stockholders of record, convertible into 32,158,888 shares of our common stock;

•	31,041,665 shares of our Series B preferred stock held by 9 stockholders of record, convertible into 31,041,665 shares of our common stock;

•	3,125,000 shares of our Series D preferred stock held by 8 stockholders of record, convertible into 3,125,000 shares of our common stock;

•	24,810,759 shares of our Series E preferred stock held by 22 stockholders of record, convertible into 31,899,547 shares of our common stock;

•	27,730,865 shares of our Series E-1 preferred stock held by 18 stockholders of record, convertible into 27,730,865 shares of our common stock; and

•	99,000,000 shares of our Series F preferred stock held by 30 stockholders of record, convertible into 99,000,000 shares of our common stock.

Upon the closing of this offering, all of the shares of our preferred stock outstanding as of April 15, 2018 will automatically convert into an aggregate of 224,955,965 shares of our common stock.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters will be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of April 15, 2018, we had outstanding:

•	warrants to purchase up to an aggregate of 375,000 shares of our Series B preferred stock, at an exercise price of $1.20 per share, which we refer to as the Series B warrants, which will, upon the closing of this offering, become exercisable for an aggregate of 375,000 shares of our common stock, at an exercise price of $1.20 per share; and

•	warrants to purchase up to an aggregate of 1,250,000 shares of our common stock, at an exercise price of $0.14 per share.

Each of these warrants provide for adjustments in the event of specified reclassifications, stock dividends, stock splits or other changes in our corporate structure.

Options and unvested restricted common stock

As of April 15, 2018, options to purchase an aggregate of 29,437,516 shares of our common stock, at a weighted average exercise price of $0.58 per share, and 6,562 shares of unvested restricted common stock were outstanding.

Delaware anti-takeover law and certain charter and bylaw provisions

Delaware law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered board; removal of directors

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and our bylaws to be effective upon the closing of this offering, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation to be effective upon the closing of this offering provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder action; special meeting of stockholders; advance notice requirements for stockholder proposals and director nominations

Our certificate of incorporation and our bylaws to be effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws to be effective upon the closing of this offering also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors. In addition, our bylaws to be effective upon the closing of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-majority voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws to be effective upon the closing of this offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Exclusive forum selection

Our certificate of incorporation to be effective upon the closing of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Registration rights

We have entered into a fifth amended and restated investor rights agreement dated as of March 22, 2018, or the investor rights agreement, with holders of our preferred stock. Beginning six months following the closing of this offering, holders of a total of 225,949,298 shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. We refer to the shares with these registration rights as registrable securities. After registration pursuant to these rights, the registrable securities will become freely tradable without restriction under the Securities Act.

Demand and form S-3 registration rights

Beginning 180 days after this offering, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of more than 50% of the then outstanding registrable securities may demand that we register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $5.0 million. We are not obligated to file a registration statement pursuant to this provision on more than three occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of the registrable securities having an aggregate value of at least $25.0 million may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental registration rights

If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to use our commercially reasonable efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our investor rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form and use our reasonable best efforts to facilitate such offering.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel (other than the counsel selected to represent all selling stockholders). If a registration is withdrawn at the request of the stockholders initiating the registration, then the stockholders will bear the expenses of the registration.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Nasdaq Global Market

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “CNST.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding              shares of our common stock, based on the 13,183,918 shares of our common stock that were outstanding on April 15, 2018, after giving effect to the issuance of              shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase additional shares of our common stock, and the conversion of all shares of our preferred stock outstanding as of April 15, 2018 into an aggregate of 224,955,965 shares of our common stock upon the closing of this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              shares of our common stock will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market upon release or waiver of any applicable lock-up agreements and only if registered or pursuant to an exemption from registration, such as Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon waiver or expiration of the 180-day lock-up period described below, approximately              shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately              shares of our common stock, based on shares outstanding as of             , 2018 will be eligible for sale in accordance with Rule 701.

Lock-up agreements

We, and each of our executive officers and directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•	enter into any swap or other agreement that transfers all or any portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise); or

•	to the extent applicable, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

These agreements are subject to certain exceptions, as described in the section of this prospectus entitled “Underwriting.”

Registration rights

Beginning six months after the closing of this offering, the holders of an aggregate of 225,949,298 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Stock options and Form S-8 registration statement

As of April 15, 2018, we had outstanding options to purchase an aggregate of 29,437,516 shares of our common stock under the 2008 Plan, of which options to purchase 16,261,090 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and reserved for future options and other awards under the 2008 Plan, the 2018 Plan and the 2018 ESPP. See “Executive compensation—Stock option and other compensation plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Material U.S. federal income and estate tax considerations

for non-U.S. holders of common stock

The following is a discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of shares of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold shares of our common stock through partnerships or such other pass-through entities. The tax treatment of a partner in a partnership or other entity that is treated as a pass-through entity for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	pension plans;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Distributions

As discussed under the heading “Dividend policy” above, we do not expect to pay cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on sale, exchange or other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the headings “Information reporting and backup withholding” and “FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a properly executed IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income is taxed on a net income basis at the same U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements.

Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on sale, exchange or other taxable disposition of our common stock

Subject to the discussion below under the headings “Information reporting and backup withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case, the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to U.S. persons with respect to the gain, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•	the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a “U.S. real property holding corporation” and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the U.S. federal income tax rates applicable to U.S. persons. Generally, a corporation is a “U.S. real property holding corporation” only if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a “U.S. real property holding corporation” for U.S. federal income tax purposes, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

U.S. federal estate tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S.-situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock, and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not, and is not intended to be, legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, estate and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Jefferies LLC
BMO Capital Markets Corp.
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $                . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers all or any portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus, subject to certain exceptions. Such exceptions include:

•	the sale of shares to the underwriters in this offering;

•	any shares of our common stock issued upon the exercise of options granted under our stock-based compensation plans or warrants described herein;

•	any options or other awards granted under our stock-based compensation plans described herein, provided, that each recipient of such grant will execute a lock-up agreement substantially on the terms described herein if such recipient has not already delivered one;

•	the filing by us of any registration statement on Form S-8 relating to shares of our common stock granted pursuant to or reserved for issuance under our stock-based compensation plans described herein; and

•	shares of our common stock or other securities issued in connection with a transaction with an unaffiliated third party that includes a debt financing or a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) or any acquisition of assets or acquisition of not less than a majority or controlling portion of the equity of another entity, provided that (x) the aggregate number of shares issued pursuant to this bullet point will not exceed % of the total number of outstanding shares of our common stock immediately following the issuance and sale of the shares in this offering and (y) the recipient of any such shares and securities issued pursuant to this bullet point during the 180-day restricted period described above will enter into a lock-up agreement substantially on the terms described herein.

Our directors, executive officers and stockholders representing                in the aggregate of our outstanding common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case, subject to certain exceptions. Such exceptions include:

•	transfers of shares of our common stock acquired in this offering or acquired in open market transactions following this offering;

•	subject to certain limitations, transfers of shares of our common stock by will, other testamentary document or intestate succession, or solely by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	subject to certain limitations, transfers of shares of our common stock as a bona fide gift or gifts, or to any trust for the direct or indirect benefit of the director, executive officers or stockholder or the immediate family of such person;

•	subject to certain limitations, transfers of shares of our common stock to the members, limited or general partners or stockholders of such person, its direct or indirect affiliates or other entities controlled or managed by such person;

•	subject to certain limitations, transfers of shares of our common stock prior to the first public filing of a prospectus for this offering;

•	subject to certain limitations, transfers of shares of our common stock to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares upon termination of service of such person;

•	transfers of shares of our common stock pursuant to the conversion of outstanding shares of our preferred stock into shares of our common stock in connection with the closing of this offering (which shares will be subject to these restrictions on transfer);

•	subject to certain limitations, the exercise of stock options to purchase shares of our common stock or warrants to purchase shares of our common stock (or any securities convertible into or exercisable or exchangeable for shares of our common stock) (which shares will be subject to these restrictions on transfer);

•	subject to certain limitations, the establishment of a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act; and

•	transfers of shares of our common stock (or any securities convertible into or exercisable or exchangeable for shares of our common stock) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of shares of our common stock involving a change of control of the ownership of the company.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol “CNST.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their respective affiliates, officers, directors and employees may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of the company’s securities and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in the company’s securities.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

(a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase the shares of our common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term, as used in this prospectus means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Legal matters

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Davis Polk & Wardwell LLP, New York, New York is acting as counsel for the underwriters in connection with this offering.

Experts

The financial statements of Constellation Pharmaceuticals, Inc. at December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference to such contract, agreement or document.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We plan to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm. Our website address is www.constellationpharma.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Constellation Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Constellation Pharmaceuticals, Inc. (the Company) as of December 31, 2017 and 2016, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Boston, MA

April 27, 2018

Constellation Pharmaceuticals, Inc.

Balance sheets

	December 31,		March 31, 2018 (unaudited)	Pro forma March 31, 2018 (unaudited)
(In thousands, except share and per share amounts)	2016	2017

Assets

Current assets:
Cash and cash equivalents	$36,920	$16,404	$71,502	$71,502
Prepaid expenses and other current assets	515	1,318	1,889	1,889

Total current assets	37,435	17,722	73,391	73,391
Property and equipment, net	1,027	1,121	1,017	1,017
Deferred offering costs	—	—	406	406
Restricted cash	242	242	242	242
Other assets	—	18	—	—

Total assets	$38,704	$19,103	$75,056	$75,056

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Current liabilities:
Accounts payable	$2,746	$2,799	$3,472	$3,472
Accrued expenses and other current liabilities	2,758	4,229	4,204	4,204
Current portion of long-term debt, net of discount	6,546	4,103	2,373	2,373

Total current liabilities	12,050	11,131	10,049	10,049
Long-term debt, net of current portion and discount	4,096	—	—	—
Preferred stock tranche liability	4,443	—	—	—
Preferred stock warrant liability	226	254	189	—
Deferred rent, net of current portion	223	317	276	276
Other long-term liabilities	340	6	3	3

Total liabilities	21,378	11,708	10,517	10,328

Commitments and contingencies (Note 13)
Convertible preferred stock (Series A, B, D, E, E-1 and F), $0.001 par value; 119,391,806 shares authorized at December 31, 2016 and 2017, and 219,242,177 shares authorized at March 31, 2018 (unaudited); 105,021,003 and 118,867,177 shares issued and outstanding at December 31, 2016 and 2017, respectively, and 187,367,177 issued and outstanding at March 31, 2018 (unaudited); aggregate liquidation preference of $178,762 and $247,262 at December 31, 2017 and March 31, 2018 (unaudited), respectively; no shares issued or outstanding, pro forma at March 31, 2018 (unaudited)	148,997	173,228	241,596	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 155,818,923 and 161,162,923 shares authorized at December 31, 2016 and 2017, respectively, and 290,000,000 shares authorized at March 31, 2018 (unaudited); 13,450,418 and 13,137,293 shares issued at December 31, 2016 and 2017, respectively, and 13,137,293 shares issued at March 31, 2018 (unaudited); 10,401,356 and 10,601,231 shares outstanding at December 31, 2016 and 2017, respectively, and 13,130,731 shares outstanding at March 31, 2018 (unaudited); 207,593,258 shares issued and 207,586,696 shares outstanding, pro forma as of March 31, 2018 (unaudited)	1	1	1	21
Additional paid-in capital	6,863	8,078	8,956	250,721
Accumulated deficit	(138,535)	(173,912)	(186,014)	(186,014)

Total stockholders’ equity (deficit)	(131,671)	(165,833)	(177,057)	64,728

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$38,704	$19,103	$75,056	$75,056

The accompanying notes are an integral part of these financial statements.

Constellation Pharmaceuticals, Inc.

Statements of operations and comprehensive loss

	Year ended December 31,		Three months ended March 31,
(In thousands, except share and per share amounts)	2016	2017	2017	2018
			(unaudited)	(unaudited)
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	27,881	32,617	6,852	9,874
General and administrative	5,777	6,471	1,165	2,303

Total operating expenses	33,658	39,088	8,017	12,177

Loss from operations	(33,658)	(39,088)	(8,017)	(12,177)

Other income (expense):
Interest income	53	169	34	109
Interest expense	(1,345)	(901)	(298)	(34)
Change in fair value of preferred stock tranche liability	417	4,443	2,610	—

Total other income (expense), net	(875)	3,711	2,346	75

Net loss and comprehensive loss	(34,533)	(35,377)	(5,671)	(12,102)
Cumulative dividends on convertible preferred stock	(14,932)	(18,390)	(4,197)	—

Net loss attributable to common stockholders	$(49,465)	$(53,767)	$(9,868)	$(12,102)

Net loss per share attributable to common stockholders, basic and diluted	$(4.83)	$(5.10)	$(0.95)	$(1.13)

Weighted average common shares outstanding, basic and diluted	10,238,178	10,551,548	10,436,474	10,711,550

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.31)		$(0.08)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		128,692,960		143,517,515

The accompanying notes are an integral part of these financial statements.

Constellation Pharmaceuticals, Inc.

Statements of convertible preferred stock and stockholders’ deficit

					Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share amounts)	Convertible preferred stock (Series A, B, D, E, E-1 and F)		Common stock
	Shares	Amount	Shares	Amount
Balances at December 31, 2015	91,127,424	$129,558	9,973,224	$1	$5,932	$(104,002)	$(98,069)
Issuance of Series E-1 convertible preferred stock, net of preferred stock tranche liability of $4,860 and issuance costs of $86	13,884,691	19,353	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	848	—	848
Exercise of Series A preferred stock warrant	8,888	86	—	—	—	—	—
Vesting of restricted common stock awards	—	—	103,125	—	—	—	—
Vesting of common stock issued upon early exercise of unvested options	—	—	45,868	—	23	—	23
Stock option exercises	—	—	279,139	—	60	—	60
Net loss	—	—	—	—	—	(34,533)	(34,533)
Balances at December 31, 2016	105,021,003	148,997	10,401,356	1	6,863	(138,535)	(131,671)
Issuance of Series E-1 convertible preferred stock	13,846,174	24,231	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,151	—	1,151
Vesting of common stock issued upon early exercise of unvested options	—	—	18,000	—	9	—	9
Stock option exercises	—	—	181,875	—	55	—	55
Net loss	—	—	—	—	—	(35,377)	(35,377)
Balances at December 31, 2017	118,867,177	$173,228	10,601,231	$1	$8,078	$(173,912)	$(165,833)
Issuance of Series F convertible preferred stock, net of issuance costs of $132	68,500,000	68,368	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	585	—	585
Vesting of common stock issued upon early exercise of unvested options	—	—	4,500	—	3	—	3
Stock option exercises	—	—	—	—	—	—	—
Repayment of promissory notes issued upon early exercise of unvested options	—	—	2,525,000	—	290	—	290
Net loss	—	—	—	—	—	(12,102)	(12,102)
Balances at March 31, 2018 (unaudited)	187,367,177	$241,596	13,130,731	$1	$8,956	$(186,014)	$(177,057)

The accompanying notes are an integral part of these financial statements.

Constellation Pharmaceuticals, Inc.

Statements of cash flows

	Year ended December 31,		Three months ended March 31,
(in thousands)	2016	2017	2017	2018
			(unaudited)	(unaudited)

Cash flows from operating activities:
Net loss	$(34,533)	$(35,377)	$(5,671)	$(12,102)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	203	474	98	135
Stock-based compensation expense	848	1,151	123	585
Non-cash interest expense	631	326	107	33
Change in fair value of preferred stock warrant liability	(94)	28	—	(65)
Change in fair value of preferred stock tranche liability	(417)	(4,443)	(2,610)	—
Gain on disposal of equipment	(4)	—	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(274)	(803)	(1,516)	(571)
Accounts payable	423	67	(1,302)	562
Accrued expenses and other current liabilities	274	915	(757)	(333)
Deferred rent	163	94	133	(41)
Other assets	5	(18)	—	18

Net cash used in operating activities	(32,775)	(37,586)	(11,395)	(11,779)

Cash flows from investing activities:
Purchases of property and equipment	(948)	(582)	(293)	(21)
Proceeds from sale of property and equipment	3	—	—	—

Net cash used in investing activities	(945)	(582)	(293)	(21)

Cash flows from financing activities:
Proceeds from modification of long-term debt	48	—	—	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	24,213	24,231	—	68,368
Payments on long-term debt	(2,961)	(6,634)	(1,614)	(1,739)
Tax indemnification payment to stockholders	(982)	—	—	—
Payments of debt issuance costs	(30)	—	—	—
Repayments of reimbursed expenses to Genentech	(1,243)	—	—	—
Proceeds from repayment of promissory notes issued upon early exercise of stock options	—	—	—	290
Payments of initial public offering costs	—	—	—	(21)
Proceeds from issuance of common stock upon stock option exercises	60	55	52	—

Net cash provided by (used in) financing activities	19,105	17,652	(1,562)	66,898

Net increase (decrease) in cash, cash equivalents and restricted cash	(14,615)	(20,516)	(13,250)	55,098
Cash, cash equivalents and restricted cash at beginning of period	51,777	37,162	37,162	16,646

Cash, cash equivalents and restricted cash at end of period	$37,162	$16,646	$23,912	$71,744

Supplemental disclosure of cash flow information:
Interest paid	$809	$546	$191	$67

Supplemental disclosure of noncash investing and financing information:
Purchases of property and equipment included in accounts payable	$19	$5	$22	$15
Cashless exercise of Series A preferred stock warrants	$86	$—	$—	$—
Vesting of common stock subject to repurchase	$23	$9	$2	$3
Refinancing of final payment on 2013 Loan Agreement as long-term debt	$884	$—	$—	$—
Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$—	$385

The accompanying notes are an integral part of these financial statements.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

1. Nature of the business and basis of presentation

Constellation Pharmaceuticals, Inc. (“Constellation” or the “Company”) is a clinical-stage biopharmaceutical company using its expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. The Company was incorporated in January 2008 as EpiGenetiX, Inc. under the laws of the State of Delaware. On March 31, 2008, the Company changed its name to Constellation Pharmaceuticals, Inc.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2017 and March 31, 2018 (unaudited), the Company has funded its operations with the sales of convertible preferred stock, payments received in connection with collaboration agreements and borrowings under loan agreements. Since inception, the Company has incurred recurring losses, including net losses of $34.5 million for the year ended December 31, 2016, $35.4 million for the year ended December 31, 2017, and $12.1 million for the three months ended March 31, 2018 (unaudited). As of December 31, 2017 and March 31, 2018 (unaudited), the Company had an accumulated deficit of $173.9 million and $186.0 million, respectively. The Company expects to continue to generate operating losses in the foreseeable future. In March 2018 and April 2018, the Company received gross proceeds of $99.8 million from the issuance and sale of its Series F convertible preferred stock (see Note 17). As of April 27, 2018, the Company expected that its cash and cash equivalents would be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the annual financial statements.

As of June 7, 2018 (unaudited), the issuance date of the interim financial statements for the three months ended March 31, 2018, the Company expects that its cash and cash equivalents will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the interim financial statements.

The Company is seeking to complete an initial public offering of its common stock. Upon the completion of a qualified public offering on specified terms, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 8).

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Constellation Pharmaceuticals, Inc.

Notes to financial statements

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, the accrual of research and development expenses, the valuation of common stock, preferred stock warrants, preferred stock tranche liability and stock-based awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Unaudited interim financial information

The accompanying balance sheet as of March 31, 2018, the statements of operations and comprehensive loss and of cash flows for the three months ended March 31, 2017 and 2018, and the statements of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2018 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2018 and the results of its operations and its cash flows for the three months ended March 31, 2017 and 2018. The financial data and other information disclosed in these notes related to the three months ended March 31, 2017 and 2018 are also unaudited. The results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Unaudited pro forma information

The accompanying unaudited pro forma balance sheet as of March 31, 2018 has been prepared to give effect to the automatic conversion of all shares of convertible preferred stock then outstanding into 194,455,965 shares of common stock and all warrants to purchase convertible preferred stock then outstanding becoming warrants to purchase common stock as if the proposed initial public offering had occurred on March 31, 2018.

In the accompanying statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 have been prepared to give effect to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock and all warrants to purchase convertible preferred stock becoming warrants to purchase common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock or preferred stock warrant.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Concentrations of credit risk and of significant suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains most of its cash and cash equivalents at two accredited financial institutions in amounts that could exceed federally insured limits. Cash equivalents are invested in an institutional money market fund. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs.

Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of such equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss.

Deferred financing costs

The Company capitalizes lender, legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Debt issuance costs incurred in connection with obtaining access to capital are recorded in prepaid expenses and other current assets and are amortized over the availability period or term of the credit facility. Debt issuance costs related to a recognized debt liability are recorded as a direct reduction of the carrying amount of the debt liability.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated useful life
Laboratory equipment	3 years
Computer equipment and software	3 years

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Estimated useful life
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance that do not improve or extend the lives of the respective assets are charged to expense as incurred, while costs of major additions and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2016 or 2017 or during the three months ended March 31, 2017 or 2018 (unaudited).

Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents, preferred stock tranche liability, and preferred stock warrant liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The carrying value of the Company’s outstanding debt as of

Constellation Pharmaceuticals, Inc.

Notes to financial statements

December 31, 2017 and March 31, 2018 (unaudited) (see Note 7) approximated fair value (a Level 3 measurement) based on interest rates currently available to the Company.

Preferred stock tranche right

The Series E-1 preferred stock purchase agreement provided the investors with the right to participate in a subsequent closing of Series E-1 preferred stock upon the earlier of one year from the issuance date or the achievement of a strategic event as determined by the Company’s board of directors (the “Series E-1 Tranche Right”) (see Note 8). The Series E-1 Tranche Right met the definition of a freestanding financial instrument as the Series E-1 Tranche Right was legally detachable and separately exercisable from the Series E-1 preferred stock. The Series E-1 Tranche Right was classified as a liability and initially recorded at fair value. The preferred stock tranche liability was subject to revaluation at each balance sheet date until its exercise. Changes in fair value are included as a line item within other income (expense) in the accompanying statements of operations and comprehensive loss.

Preferred stock warrant liability

The Company accounts for warrant instruments that either conditionally or unconditionally obligate the issuer to transfer assets as liabilities regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as permanent or temporary equity. These warrants are subject to revaluation at each balance sheet date until the earlier of their exercise or expiration or the completion of a liquidation event. Changes in fair value of warrants for convertible preferred stock are recorded as interest expense in the accompanying statements of operations and comprehensive loss.

Segment information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is the development of novel therapeutics in the field of epigenetics. All of the Company’s tangible assets are held in the United States.

Revenue recognition

On January 1, 2018, the Company adopted the new revenue standard, discussed below under the heading “Recently Adopted Accounting Pronouncements”, which amended revenue recognition principles and provides a single, comprehensive set of criteria for revenue recognition within and across all industries (“ASC 606”). Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the contract(s) with the customer, (ii) identification of the promised goods or services in the contract and determination of whether the promised goods or services are performance obligations, (iii) measurement of the transaction price, (iv) allocation of the transaction price to the performance obligations, and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

The Company accounts for a contract with a customer that is within the scope of ASC 606 when all of the following criteria are met: (i) the arrangement has been approved by the parties and the parties are committed to perform their respective obligations, (ii) each party’s rights regarding the goods or services to be transferred can be identified, (iii) the payment terms for the goods or services to be transferred can be identified, (iv) the arrangement has commercial substance and (v) collection of substantially all of the consideration to which the Company will be entitled in exchange for the goods or services that will be transferred to the customer is probable.

The Company estimates the transaction price based on the amount of consideration the Company expects to be received for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of the potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected value method to estimate the transaction price based on which method better predicts the amount of consideration expected to be received. If it is probable that a significant revenue reversal would not occur, the variable consideration is included in the transaction price.

For arrangements that include development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue and net income (loss) in the period of adjustment.

For sales-based royalties, including milestone payments based on the level of sales, the Company determines whether the sole or predominant item to which the royalties relate is a license. When the license is the sole or predominant item to which the sales-based royalty relates, the Company recognizes revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

The Company allocates the transaction price based on the estimated standalone selling price. The Company must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. The Company utilizes key assumptions to determine the standalone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Certain variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the Company would expect to receive for each performance obligation.

For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation in order to determine whether the combined performance obligation is satisfied over time or at a point in time. The Company determines the appropriate

Constellation Pharmaceuticals, Inc.

Notes to financial statements

method of measuring progress of combined performance obligations satisfied over time for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company will recognize revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license.

The Company receives payments from customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Collaboration agreements

For collaboration agreements with a third party, to determine the appropriate statement of operations classification of the recognized funding, the Company first assesses whether the collaboration arrangement is within the scope of the accounting guidance for collaboration arrangements. If it is, the Company evaluates the collaborative arrangement for proper classification in the statement of operations based on the nature of the underlying activity and the Company assesses the payments to and from the collaborative partner. If the payments to and from the collaborative partner are not within the scope of other authoritative accounting guidance, the Company bases the statement of operations classification for the payments received on a reasonable, rational analogy to authoritative accounting guidance, applied in a consistent manner. Conversely, if the collaboration arrangement is not within the scope of accounting guidance for collaboration arrangements, the Company assesses whether the collaboration arrangement represents a vendor/customer relationship. If the collaborative arrangement does not represent a vendor/customer relationship, the Company then classifies the funding payments received in the statement of operations and comprehensive loss as a reduction of the related expense that is incurred.

In July 2012, the Company entered into a Research, Development and Commercialization Agreement (the “LLS Agreement”) with the Leukemia & Lymphoma Society (“LLS”) pursuant to which LLS committed to provide financial support (the “Funding”) to the Company for research and development services, conditional on (i) the achievement of milestones in accordance with the LLS Agreement and (ii) equal funding being provided by the Company. The Company concluded that the LLS Agreement was not within the scope of the accounting guidance for collaboration arrangements (see Note 13). Due to the co-funded nature of the payments and the Company’s assessment that it did not have a vendor/customer relationship with LLS, the Company recognized the nonrefundable payments received under the agreement as a reduction to the research and development expenses incurred, based on a proportional methodology comparing the total expenses incurred in the period under the project to the total expenses expected to be incurred under the project.

Research and development costs

Research and development costs are expensed as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs and laboratory supplies, depreciation, manufacturing expenses and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Research contract costs and accruals

The Company has entered into various research and development contracts with companies both inside and outside of the United States. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-based compensation

The Company measures stock-based awards granted to employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. The straight-line method of expense recognition is applied to all awards with service-only conditions, while the graded vesting method is applied to all grants with both service and performance conditions. The Company records the expense for stock-based compensation awards subject to performance-based milestone vesting when management determines that achievement of the milestone is probable. Management evaluates when the achievement of a performance-based milestone is probable based on the expected satisfaction of the performance conditions as of the reporting date.

For stock-based awards granted to nonemployees, compensation expense is recognized over the period during which services are rendered by such nonemployees until completed. At the end of each financial reporting period prior to completion of the services, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model. The Company classifies stock-based compensation expense in its statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. There was no difference between net loss and comprehensive loss for each of the periods presented in the accompanying financial statements.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Net income (loss) per share

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited).

The Company’s net loss attributable to common stockholders and net loss per share attributable to common stockholders, basic and diluted, for the years ended December 31, 2016 and 2017 have been revised to include the undeclared cumulative preferred dividends. The Company has determined that these changes are immaterial errors to the financial statements and has corrected them in its statements of operations and comprehensive loss. These changes resulted in an increased net loss attributable to common stockholders of $14.9 million and $18.4 million for the years ended December 31, 2016 and 2017, respectively, and an increase in net loss per share attributable to common stockholders, basic and diluted, from $3.37 to $4.83 and from $3.35 to $5.10 for the years ended December 31, 2016 and 2017, respectively. These changes have no impact on the Company’s net loss, financial position or cash flows for the periods presented, or on the unaudited pro forma net loss per share attributable to common stockholders, basic and diluted. In March 2018, the Company’s preferred stock agreements were modified, with the holders of the previously issued Preferred Stock agreeing to the removal of their cumulative dividend rights.

Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon

Constellation Pharmaceuticals, Inc.

Notes to financial statements

the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC 605-25, Multiple-Element Arrangements and most industry-specific guidance. The new standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The update also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. Companies have the option of applying this new guidance retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2017 and for interim periods within that reporting period. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2018. The Company early-adopted ASU 2014-09 on January 1, 2018 using the modified retrospective transition method. The adoption did not have an impact on its financial statements as the Company had met its performance obligations under its one revenue contract prior to the adoption of ASU 2014-09. The adoption of ASU 2014-09 did not have an impact on the Company’s accounting for contingent milestone or royalty payments.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. For both public and nonpublic entities, the standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2017-09 did not have a material impact the Company’s financial position, results of operations or cash flows.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. For both public and nonpublic entities, the

Constellation Pharmaceuticals, Inc.

Notes to financial statements

new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company adopted ASU 2014-16 retrospectively to all periods presented on the required effective date of January 1, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as non-current in the balance sheet. As early adoption was permitted, the Company adopted the standard on January 1, 2016 and has reflected the adoption retrospectively to all periods presented. The adoption of ASU 2015-17 had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 involves several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur and certain classifications on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. As early adoption was permitted, the Company adopted ASU 2016-09 as of January 1, 2017 and has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense. The adoption of ASU 2016-09 had no impact on the Company’s financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. As early adoption was permitted, the Company adopted this standard on January 1, 2017. Restricted cash is now included as a component of cash, cash equivalents, and restricted cash on the Company’s statements of cash flows. Upon the adoption of ASU 2016-18, the amount of cash, cash equivalents and restricted cash previously presented on the statements of cash flows for the year ended December 31, 2016 increased by $0.2 million as of the beginning of the year and the end of the year to reflect the inclusion of restricted cash in the amount reported for changes in cash, cash equivalents and restricted cash.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract

Constellation Pharmaceuticals, Inc.

Notes to financial statements

(i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For public entities, this guidance is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities, including adoption in an interim period. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its financial statements.

3. Fair value measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds included in cash and cash equivalents	$36,920	$—	$—	$36,920

	$36,920	$—	$—	$36,920

Liabilities:
Preferred stock warrant liability	$—	$—	$226	$226
Preferred stock tranche liability	—	—	4,443	4,443

	$—	$—	$4,669	$4,669

Constellation Pharmaceuticals, Inc.

Notes to financial statements

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds included in cash and cash equivalents	$16,404	$—	$—	$16,404

	$16,404	$—	$—	$16,404

Liabilities:
Preferred stock warrant liability	$—	$—	$254	$254

	$—	$—	$254	$254

	March 31, 2018 (unaudited)
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds included in cash and cash equivalents	$71,502	$—	$—	$71,502

	$71,502	$—	$—	$71,502

Liabilities:
Preferred stock warrant liability	$—	$—	$189	$189

	$—	$—	$189	$189

Money market funds were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 1 measurement within the fair value hierarchy.

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

The preferred stock warrant liability represents the fair values of warrants to purchase Series B convertible preferred stock. The preferred stock tranche liability represents the fair value of the Series E-1 Tranche Right. The fair values of the warrants and Series E-1 Tranche Right are based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company’s valuation of the preferred stock warrants and Series E-1 Tranche Right utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the preferred stock warrants and Series E-1 Tranche Right. The Company assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained.

The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the preferred stock warrant liability and Series E-1 Tranche Right include the fair value per share of the underlying convertible preferred stock, the remaining contractual term of the warrants and expected term of the Series E-1 Tranche Right, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying convertible preferred stock. The Company determines the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deems relevant. The Company historically has been a private company and lacks company-specific historical and implied volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of a representative group of public

Constellation Pharmaceuticals, Inc.

Notes to financial statements

companies in the biotechnology industry for the expected terms. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the expected terms. The Company has estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends.

The following table provides a roll forward of the aggregate fair values of the Company’s warrants to purchase convertible preferred stock and preferred stock tranche liability for which fair value is determined by Level 3 inputs (in thousands):

	Preferred stock warrant liability	Preferred stock tranche liability	Total
Balances at December 31, 2015	$406	$—	$406
Issuance of preferred stock tranche liability	—	4,860	4,860
Exercise of warrant to purchase Series A preferred stock	(86)	—	(86)
Change in fair value of warrants recorded in interest expense and change in fair value of preferred stock tranche liability	(94)	(417)	(511)

Balances at December 31, 2016	226	4,443	4,669
Change in fair value of warrants recorded in interest expense and change in fair value of preferred stock tranche liability	28	(4,443)	(4,415)

Balances at December 31, 2017	$254	$—	$254
Change in fair value of warrants recorded in interest expense	(65)	—	(65)

Balances at March 31, 2018 (unaudited)	$189	$—	$189

4. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31		March 31, 2018
	2016	2017
			(unaudited)
Laboratory equipment	$5,140	$5,468	$5,477
Computer equipment and internal-use software	1,735	1,874	1,878
Furniture and fixtures	289	289	289
Leasehold improvements	217	217	235

	7,381	7,848	7,879
Less: Accumulated depreciation and amortization	(6,354)	(6,727)	(6,862)

	$1,027	$1,121	$1,017

Depreciation and amortization expense was $0.2 million and $0.5 million for the years ended December 31, 2016 and 2017, respectively, and $0.1 million for each of the three months ended March 31, 2017 and 2018 (unaudited). During the year ended December 31, 2016, the Company disposed of property and equipment with a gross book value and accumulated depreciation of $0.1 million and recorded an insignificant gain on disposal.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

During the year ended December 31, 2017, the Company disposed of property and equipment with a gross book value and accumulated depreciation of $0.1 million. There was no gain or loss resulting from the disposal. During the three months ended March 31, 2017 (unaudited), the Company disposed of property and equipment with a gross book value and accumulated depreciation of $0.1 million. There was no gain or loss resulting from the disposal. There were no disposals of property and equipment during the three months ended March 31, 2018 (unaudited).

5. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		March 31, 2018
	2016	2017
			(unaudited)
Accrued employee compensation and benefits	$979	$1,867	$739
Accrued professional fees	—	233	526
Accrued external research and development expense	1,570	1,347	2,127
Accrued final debt payment	—	557	580
Other	209	225	232

	$2,758	$4,229	$4,204

6. Collaboration and research agreements

Leukemia & Lymphoma Society

In July 2012, the Company entered into the LLS Agreement pursuant to which LLS committed to provide Funding to the Company for research and development services, conditional on (i) the achievement of milestones in accordance with the LLS Agreement and (ii) equal funding being provided by the Company. Through December 31, 2017, the Company received Funding totaling $7.2 million from LLS upon the achievement of specified milestones including $0.3 million received in 2016 and $0.6 million received in 2017, which were recorded as a reduction of research and development expense in those periods. There was no funding received during the three months ended March 31, 2017 or 2018 (unaudited).

The LLS Agreement requires the Company to make payments to LLS upon the Company’s achievement of specified milestones that could total up to $25.0 million in aggregate (see Note 13).

Genentech

The Company, Genentech, Inc. (“Genentech”) and F. Hoffman-La Roche Ltd, the Swiss parent company of Genentech, entered into three agreements effective January 9, 2012; a License and Collaboration Agreement, an Option Agreement, and a Merger Agreement (collectively the “GNE Arrangement”). Pursuant to the GNE Arrangement, the parties agreed to conduct a research collaboration program under which they would work together over a three-year research term, which could be extended by one year upon written notice by Genentech to discover and validate epigenetic targets and to discover and develop compounds suitable for clinical development and commercialization that bind to and modulate such targets. The GNE Arrangement also

Constellation Pharmaceuticals, Inc.

Notes to financial statements

included an exclusive option for Genentech to acquire the outstanding shares of the Company (the “GNE Option”) for pre-determined payments. The activities under the GNE Arrangement were evaluated in accordance with ASC 605-25 to identify deliverables and non-contingent consideration of $95.0 million was allocated to the units of accounting and recognized upon delivery of each unit of accounting. Prior to December 31, 2015, the Company’s performance obligations under the GNE Arrangement were complete, Genentech had notified the Company that they were not exercising the GNE Option, and all non-contingent revenue as well as milestone payments received had been recognized as revenue by the Company. No additional consideration was received, due or earned after December 31, 2015.

The GNE Arrangement includes milestone payments and future sales-based milestones and royalties payable to the Company by Genentech upon achievement of specified milestones and sales targets by Genentech. The Company determined certain milestone payments to be substantive and other milestone payments to not be substantive. However, as the Company’s performance obligations were completed prior to December 31, 2015, any future milestone payments received by the Company will be recorded as revenue if and when they become probable and estimable. The Company did not receive any milestone payments or royalties from Genentech during the years ending December 31, 2016 or 2017 or the three months ended March 31, 2017 or 2018 (unaudited), nor did any payments from Genentech become probable or estimable.

As a result of Genentech not exercising the GNE Option, the Company was required to repay $1.2 million of reimbursed expenses previously received from Genentech that could otherwise have been used to offset payment if the GNE Option had been exercised. The Company repaid the liability in February 2016.

7. Debt

Long-term debt consisted of the following (in thousands):

	December 31,		March 31, 2018
	2016	2017
			(unaudited)
Principal amount of term loans	$10,742	$4,116	$2,377
Debt discount current portion	(88)	(13)	(4)
Less: Current portion	(6,546)	(4,103)	(2,373)

Long-term debt, net of current portion	4,108	—	—
Debt discount net of current portion	(12)	—	—

Long-term debt, net of discount and current portion	$4,096	$—	$—

The Company had a loan agreement entered into in 2013 (the “2013 Loan Agreement”) which had a total borrowing capacity of $15.0 million that was fully drawn down. The 2013 Loan Agreement required interest only payments at 7.25% through August 1, 2015. Subsequent to the interest-only period, borrowings under the agreement were required to be repaid in 30 monthly installments at a rate of 7.25% per annum. In addition to these principal payments, the Company was required to make a final payment of 9% of the original principal amount in January 2018 (or upon earlier termination of the agreement) to the lender, which amount was being accreted to the carrying value of the debt, using the effective interest method.

In April 2016, the Company entered into a new loan agreement (the “2016 Loan Agreement”) with the same lenders, pursuant to which the Company borrowed $11.8 million. The terms of the 2016 Loan Agreement

Constellation Pharmaceuticals, Inc.

Notes to financial statements

required that the existing outstanding balance due under the 2013 Loan Agreement of $10.8 million as well as $0.9 million of the final fee from the 2013 Loan Agreement be repaid. Accordingly, the Company used $11.7 million of proceeds from the 2016 Loan Agreement to repay amounts due under the 2013 Loan Agreement. The 2016 Loan Agreement was accounted for as a debt modification, rather than a debt extinguishment, based on a comparison of the present value of the cash flows under the terms of the outstanding debt immediately before and after the 2016 Loan Agreement, which resulted in a change of less than 10%. As a result, issuance costs paid to the lender in connection with the 2016 Loan Agreement were recorded as a reduction of the carrying amount of the debt liability and were not significant. Unamortized issuance costs as of the date of the modification are amortized to interest expense using the effective interest method over the revised repayment term. Issuance costs paid to third parties were recorded as expense and were not significant.

The 2016 Loan Agreement obligated the Company to make monthly, interest-only payments until November 1, 2016 and, thereafter, to pay 21 consecutive, equal monthly installments of principal plus interest from November 1, 2016 through July 1, 2018. The 2016 Loan Agreement bears interest at an annual rate of 7.6%. In addition, a final payment equal to 5.0% of the original principal amount is due upon the final principal payment for the tranche, which amount is being accreted over the term of the debt, using the effective interest method. As of December 31, 2016, the total amount accrued included in other long-term liabilities was $0.3 million. As of December 31, 2017 and March 31, 2018 (unaudited), the total amount accrued included in accrued expenses and other current liabilities was $0.6 million. The effective annual interest rate of the outstanding debt under the 2016 Loan Agreement is approximately 12%. Borrowings under the 2016 Loan Agreement mature on July 1, 2018 and are collateralized by substantially all of the Company’s personal property, other than its intellectual property, and by a negative pledge on intellectual property. There are no financial covenants associated with the 2016 Loan Agreement, however, there are negative covenants restricting the Company’s activities, including limitations on dispositions, mergers or acquisitions, incurring indebtedness or liens, paying dividends or making investments and certain other business transactions. The obligations under the 2016 Loan Agreement are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in the Company’s business, operations or financial or other condition. The Company has determined that the risk of subjective acceleration under the material adverse events clause is not probable and therefore has classified the outstanding principal in current and long-term liabilities based on scheduled principal payments.

In connection with the 2013 Loan Agreement, the lenders received warrants to purchase 125,000 and 250,000 shares of the Company’s Series B convertible preferred stock with an exercise price of $1.20 per share and a 10-year term. The fair value of the warrants as of the issuance dates of $0.3 million was recorded as a preferred stock warrant liability and debt discount (see Note 9). The debt discount is being amortized to interest expense using the effective-interest method from the date of issuance through the maturity date. The Company accrues the final payment of $0.6 million and charges interest expense using the effective-interest method from the date of issuance through the maturity date. For the years ended December 31, 2016 and 2017, the Company recorded $1.3 million and $0.9 million of interest expense, respectively, related to outstanding borrowings under the 2013 and 2016 Loan Agreements. For the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded $0.3 million and $0.1 million of interest expense, respectively, related to outstanding borrowings under the 2013 and 2016 Loan Agreements.

The Company assessed all terms and features of the 2013 and 2016 Loan Agreements in order to identify any potential embedded features that would require bifurcation. As part of this analysis, the Company assessed the

Constellation Pharmaceuticals, Inc.

Notes to financial statements

economic characteristics and risks of the debt. The Company determined that all features of the 2013 and 2016 Loan Agreements are either clearly and closely associated with a debt host or have a de minimus fair value and, as such, do not require separate accounting as a derivative liability.

As of December 31, 2017 and March 31, 2018 (unaudited), future principal payments of $4.1 million and $2.4 million, respectively, under the 2016 Loan Agreement are due by July 1, 2018 and therefore classified as current liabilities. Additionally, the final payment of 5.0% of original principal, or $0.6 million, will be due on the loan maturity date of July 1, 2018 and therefore is also classified as current liabilities.

8. Convertible preferred stock

The Company has issued Series A, Series B, Series D, Series E, Series E-1 and Series F convertible preferred stock (collectively the “Preferred Stock”). The Preferred Stock is classified outside of stockholders’ equity (deficit) because the shares contain redemption features that are not solely within the control of the Company.

In September 2016, the Company issued and sold 13,884,691 shares of Series E-1 convertible preferred stock (“Series E-1”) at a price of $1.75 per share for gross proceeds of $24.3 million. In connection with this issuance and sale of Series E-1, the purchasers of Series E-1 were given the right to purchase up to 13,884,691 additional shares of Series E-1 at a price of $1.75 per share upon the earlier of one year from the issuance date or the achievement of a strategic event as determined by the board of directors of the Company. In 2017, the strategic event occurred and, in July 2017, the Company issued and sold 13,846,174 shares of Series E-1 convertible preferred stock at a price of $1.75 per share to these existing investors for total proceeds of $24.2 million. The Company determined that the future tranche obligation (“Series E-1 Tranche Right”) of the Series E-1 preferred stock purchase agreement met the definition of a freestanding financial instrument because it was legally detachable and separately exercisable from the Series E-1 convertible preferred stock. The Company determined that the embedded future tranche obligation required bifurcation for accounting purposes and therefore, the Company allocated the proceeds received from the sale of the shares between the Series E-1 Tranche Right and the Series E-1 convertible preferred stock. As the Series E-1 is redeemable upon a deemed liquidation, the Series E-1 Tranche Right was classified as a liability at its fair value of $4.9 million upon issuance. The estimated fair value of the Series E-1 Tranche Right was determined using a Black-Scholes option-pricing model. The Series E-1 Tranche Right was remeasured at fair value at each subsequent reporting period prior to exercise and the change in fair value was recorded as a component of other income (expense) in the accompanying statements of operations and comprehensive loss (Note 3). Upon exercise of the Series E-1 Tranche Right in July 2017, the Series E-1 Tranche Right liability was settled.

In March 2018, the Company issued and sold an aggregate of 68,500,000 shares of Series F convertible preferred stock (the “Series F Preferred Stock”), at a price of $1.00 per share, for proceeds of $68.4 million, net of issuance costs of $0.1 million. In connection with the issuance of the Series F Preferred Stock, the holders of the previously outstanding Preferred Stock agreed to remove their cumulative dividend rights and waive certain anti-dilution rights. The Company assessed whether this change to the previously outstanding shares of Series A, B, D, E and E-1 Preferred Stock was an extinguishment or modification. Based on qualitative analysis, there were no substantive changes in cash flows to the previously issued securities as a result of the additional issuance and therefore the change was accounted for as a modification. This modification did not have any impact on the Company’s financial statements.

Upon issuance, and amendment, if any, of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed upon the issuance date of each class of Preferred Stock.

As of each balance sheet date, the Preferred Stock consisted of the following (in thousands, except share amounts):

	December 31, 2016
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A preferred stock	32,270,000	32,158,888	$32,024	$32,159	32,158,888
Series B preferred stock	31,416,665	31,041,665	36,933	37,250	31,041,665
Series D preferred stock	3,125,000	3,125,000	4,938	5,000	3,125,000
Series E preferred stock	24,810,759	24,810,759	55,749	55,824	31,899,547
Series E-1 preferred stock	27,769,382	13,884,691	19,353	24,298	13,884,691

	119,391,806	105,021,003	$148,997	$154,531	112,109,791

	December 31, 2017
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A preferred stock	32,270,000	32,158,888	$32,024	$32,159	32,158,888
Series B preferred stock	31,416,665	31,041,665	36,933	37,250	31,041,665
Series D preferred stock	3,125,000	3,125,000	4,938	5,000	3,125,000
Series E preferred stock	24,810,759	24,810,759	55,749	55,824	31,899,547
Series E-1 preferred stock	27,769,382	27,730,865	43,584	48,529	27,730,865

	119,391,806	118,867,177	$173,228	$178,762	125,955,965

	March 31, 2018 (unaudited)
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion
Series A preferred stock	32,158,888	32,158,888	$32,024	$32,159	32,158,888
Series B preferred stock	31,416,665	31,041,665	36,933	37,250	31,041,665
Series D preferred stock	3,125,000	3,125,000	4,938	5,000	3,125,000
Series E preferred stock	24,810,759	24,810,759	55,749	55,824	31,899,547
Series E-1 preferred stock	27,730,865	27,730,865	43,584	48,529	27,730,865
Series F preferred stock	100,000,000	68,500,000	68,368	68,500	68,500,000

	219,242,177	187,367,177	$241,596	$247,262	194,455,965

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each such share of Preferred Stock could convert.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Conversion

Each share of Preferred Stock is convertible at the option of the holder at any time after the date of issuance. Each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm commitment public offering with at least $35 million of gross proceeds to the Company, and at a price of at least $1.00 per share, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization, or, (ii) upon the written consent of at least a majority of the holders of the then-outstanding shares of Preferred Stock voting together as a single class on an as-converted basis. The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $1.00 per share for Series A convertible preferred stock, (“Series A”), $1.20 per share for Series B convertible preferred stock (“Series B”), $1.60 for Series D convertible preferred stock (“Series D”), $2.25 for Series E convertible preferred stock (“Series E”), $1.75 for Series E-1 convertible preferred stock and $1.00 for Series F convertible preferred stock (“Series F”). The Conversion Price, as adjusted for Series E in 2016 as a result of the issuance of Series E-1 preferred stock at a price per share of less than the conversion price of Series E preferred stock, is $1.00 per share for Series A, $1.20 per share for Series B, $1.60 for Series D, $1.75 for Series E, $1.75 for Series E-1 and $1.00 for Series F, subject, in each case, to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated.

The Company evaluated the conversion ratios of the Preferred Stock, including the adjusted conversion ratio of the Series E convertible preferred stock, and concluded that there are no beneficial conversion features that require separate accounting, as the carrying value of each series of Preferred Stock is greater than the fair value of common stock into which they convert.

Dividends

As of December 31, 2017, the holders of Series E and Series E-1 Preferred Stock were entitled to receive, prior to or simultaneously with the holders of Series A, Series B and Series D Preferred Stock, cumulative dividends at the rate of eight percent (8%), compounded quarterly, of the Series E and Series E-1 Original Issue Price, as applicable, per annum on each then-outstanding share of Series E and Series E-1 Preferred Stock. The holders of Series A, Series B and Series D Preferred Stock were entitled to receive dividends at the rate of eight percent (8%), compounded quarterly, of the Original Issue Price, as applicable, per annum on each then-outstanding share, subject to the rights of the Series E and Series E-1 described above. Holders of Series A, Series B, Series D, Series E and Series E-1 Preferred Stock were entitled to receive dividends only when, as, and if declared by the Company’s board of directors. The Company could not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Preferred Stock first received, or simultaneously received, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) 8% per share, as compounded quarterly, on a calendar-year basis, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization with respect to such shares, and (ii) the amount of dividend payable on the Preferred Stock calculated as if all shares of Preferred Stock had been converted to common stock.

No dividends were declared or paid during the years ended December 31, 2016 or 2017. As of December 31, 2017, cumulative undeclared and unpaid dividends totaled $76.6 million.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

As of March 31, 2018 (unaudited), the holders of Preferred Stock are no longer entitled to cumulative dividends. The holders of Series E, Series E-1 and Series F Preferred Stock are entitled to receive, prior to or simultaneously with the holders of Series A, Series B and Series D Preferred Stock, non-cumulative dividends at the rate of eight percent (8%) per annum, of the Series E, Series E-1 and Series F Original Issue Price, as applicable, per annum on each then-outstanding share of Series E, Series E-1 and Series F Preferred Stock. The holders of Series A, Series B and Series D Preferred Stock will be entitled to receive dividends at the rate of eight percent (8%) per annum, of the Original Issue Price, as applicable, per annum on each then-outstanding share, subject to the rights of the Series E, Series E-1 and Series F described above. Holders of Series A, Series B, Series D, Series E, Series E-1 and Series F Preferred Stock are entitled to receive dividends only when, as, and if declared by the Company’s board of directors. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) 8% per share, on a calendar-year basis, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization with respect to such shares, and (ii) the amount of dividend payable on the Preferred Stock calculated as if all shares of Preferred Stock had been converted to common stock. As of March 31, 2018 (unaudited), no dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Liquidating Event (as described below), the holders of shares of Series E, Series E-1 and Series F Preferred Stock will receive, in preference to the holders of the Series A, Series B and Series D Preferred Stock or common stock, an amount equal to the Original Issue Price per share of the respective share of Preferred Stock, plus all dividends declared but unpaid, or other dividends required to be paid, on such shares. In the event that the assets available for distribution to the Company’s stockholders are not sufficient to permit payment to the holders of Series E, Series E-1 and Series F Preferred Stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series E, Series E-1 and Series F Preferred Stock.

After the payment of the full liquidation amounts to the holders of the Series E, Series E-1 and Series F Preferred Stock, but before any distribution or payment to holders of common stock the holders of Series A, Series B and Series D Preferred Stock will receive an amount equal to the Original Issue Price per share of the respective share of Preferred Stock, plus all dividends declared but unpaid, or other dividends required to be paid, on such shares. In the event that the assets available for distribution to the Company’s stockholders are not sufficient to permit payment to the holders of Series A, Series B, Series D, Series E, Series E-1 and Series F Preferred Stock in the full amount to which they are entitled, then, after the payment of any preferential amounts required to be paid to the Series E, Series E-1 and Series F Preferred Stock, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series A, Series B and Series D Preferred Stock.

After the payment of all preferential amounts to the holders of the Preferred Stock then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of common stock, pro rata based on the number of shares held by each such holder.

Unless the holders of a majority of the then-outstanding shares of Series A, Series B and Series D Preferred Stock, voting together as a single class on an as-converted to common stock basis and a majority of the

Constellation Pharmaceuticals, Inc.

Notes to financial statements

outstanding shares of Series E, Series E-1 and F Preferred Stock voting together as a single class on an as-converted basis, elect otherwise, a Liquidating Event includes a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

9. Warrants to purchase convertible preferred stock

In 2008, the Company issued a warrant to purchase 120,000 shares of Series A Preferred Stock in conjunction with a previously outstanding loan agreement. The warrant was exercisable immediately at a price of $1.00 per share and was exercised in August 2016 in a cashless exercise for 8,888 shares of Series A Preferred Stock.

In June 2013, the Company issued warrants to purchase 125,000 shares of Series B Preferred Stock in conjunction with the 2013 Loan Agreement (see Note 7). The warrants were exercisable immediately at a price of $1.20 per share and have a contractual term of ten years from issuance. The fair value of the warrants at issuance was estimated to be $0.1 million and was recorded as a debt discount and as a preferred stock warrant liability.

In September 2014, the Company issued warrants to purchase 250,000 shares of Series B Preferred Stock in conjunction with the 2013 Loan Agreement (see Note 7). The warrants were exercisable immediately at a price of $1.20 per share and have a contractual term of ten years from issuance. The fair value of the warrants at issuance was estimated to be $0.3 million and was recorded as a debt discount and as a preferred stock warrant liability.

The Company is required to remeasure the fair value of the liability for these preferred stock warrants at each reporting date since their grant date, with any adjustments recorded in interest expense. The warrants outstanding at each reporting date were remeasured using the Black-Scholes option-pricing model, and the resulting change in fair value was recorded in interest expense in the Company’s statements of operations and comprehensive loss.

The following table summarizes the Company’s outstanding preferred stock warrants as of December 31, 2016 (in thousands, except share and per share amounts):

Issuance date	Term (in years)	Convertible preferred stock	Number of preferred shares issuable under warrant	Exercise price	Warrant fair value as of December 31, 2016
June 28, 2013	10	Series B	125,000	$1.20	$73
September 30, 2014	10	Series B	250,000	$1.20	153

			375,000		$226

The following table summarizes the Company’s outstanding preferred stock warrants as of December 31, 2017 (in thousands, except share and per share amounts):

Issuance date	Term (in years)	Convertible preferred stock	Number of preferred shares issuable under warrant	Exercise price	Warrant fair value as of December 31, 2017
June 28, 2013	10	Series B	125,000	$1.20	$84
September 30, 2014	10	Series B	250,000	$1.20	170

			375,000		$254

Constellation Pharmaceuticals, Inc.

Notes to financial statements

The following table summarizes the Company’s outstanding preferred stock warrants as of March 31, 2018 (in thousands, except share and per share amounts):

Issuance date	Term (in years)	Convertible preferred stock	Number of preferred shares issuable under warrant	Exercise price	Warrant fair value as of March 31, 2018 (unaudited)
June 28, 2013	10	Series B	125,000	$1.20	$61
September 30, 2014	10	Series B	250,000	$1.20	128

			375,000		$189

10. Equity

Common stock

As of December 31, 2017 and March 31, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 161,162,923 and 290,000,000 shares of common stock, respectively, $0.0001 par value per share.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the Company’s board of directors and subsequent to payment of all accrued unpaid dividends on Preferred Stock. No dividends have been declared or paid by the Company since its inception.

Warrants to purchase common stock

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company has outstanding warrants to purchase 1,250,000 shares of common stock with an exercise price of $0.14 per share. The warrants were issued in 2011 in connection with the issuance and sale of Series B Preferred Stock. The warrants were immediately exercisable and expire in May 2021.

11. Stock-based compensation

2008 stock incentive plan

The Company’s 2008 Stock Incentive Plan (the “2008 Plan”) provides for the Company to grant incentive stock options or nonqualified stock options, restricted stock, restricted stock units and other equity awards to employees, directors, consultants and advisors of the Company. The 2008 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The board of directors may also delegate to one or more officers of the Company the power to grant awards to employees and certain officers of the Company. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

Stock options granted under the 2008 Plan with service-based vesting conditions generally vest over four years and expire after ten years.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

The total number of shares of common stock that may be issued under the 2008 Plan was 32,494,000 shares as of December 31, 2017, of which 705,407 shares remained available for future issuance as of December 31, 2017. During the three months ended March 31, 2018, the Company increased the number of shares of common stock authorized for issuance under the 2008 Plan from 32,494,000 shares to 44,474,500 shares. As of March 31, 2018 (unaudited), 7,229,949 shares remained available for future issuance under the 2008 Plan. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards under the 2008 Plan. The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The Company’s board of directors values the Company’s common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock option valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a representative group of public companies in the biotechnology industry and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to nonemployees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted to employees and directors:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018
			(unaudited)	(unaudited)
Risk-free interest rate	1.51%	2.04%	2.00%	2.71%
Expected volatility	75.34%	79.82%	80.02%	80.66%
Expected dividend yield	—	—	—	—
Expected term (in years)	6.35	6.00	5.56	6.04

Constellation Pharmaceuticals, Inc.

Notes to financial statements

The following table summarizes the Company’s option activity since December 31, 2016:

	Number of shares	Weighted average exercise price	Weighted average contractual term	Aggregate intrinsic value
			(in years)	(in thousands)
Outstanding as of December 31, 2016	6,179,717	$0.49	8.00	$386
Granted	14,866,875	0.51
Exercised	(199,875)	0.32
Forfeited	(1,809,355)	0.53

Outstanding as of December 31, 2017	19,037,362	$0.50	8.87	$1,296

Granted	5,587,975	0.69
Exercised	(4,500)	0.51
Forfeited	(132,017)	0.51

Outstanding as of March 31, 2018 (unaudited)	24,488,820	$0.55	8.92	$3,533

Vested and expected to vest as of December 31, 2017	19,037,362	$0.50	8.87	$1,296
Vested and expected to vest as of March 31, 2018 (unaudited)	24,488,820	$0.55	8.92	$3,533
Options exercisable as of December 31, 2017	4,755,994	$0.47	6.90	$546
Options exercisable as of March 31, 2018 (unaudited)	6,489,472	$0.48	7.36	$1,348

Prior to July 2016, the Company’s stock option agreements allowed for the exercise of unvested stock option awards. The unvested shares are subject to repurchase by the Company if the employees cease to provide service to the Company, with or without cause. The table above reflects unvested stock options as exercised on the dates that the shares are no longer subject to repurchase. Payment for unvested shares is recorded as a long-term liability in the accompanying balance sheets. The liability for unvested common stock subject to repurchase is then reclassified into stockholders’ equity as the shares vest. As of December 31, 2016 and 2017, and March 31, 2018 (unaudited) options for the purchase of 29,062, 11,062 and 6,562 shares of common stock, respectively, had been exercised but were unvested and subject to repurchase. As of December 31, 2016 and 2017, and March 31, 2018 (unaudited) the long-term liability related to the payments for unvested shares was less than $0.1 million. For options granted after July 2016, the Company’s stock option agreements no longer allow for early exercise of the options.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had strike prices lower than the fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2016 and 2017 was $0.1 million and less than $0.1 million, respectively. The aggregate intrinsic value of stock options exercised during each of the three months ended March 31, 2017 and 2018 (unaudited) was less than $0.1 million.

The weighted average grant-date fair value of awards granted during each of the years ended December 31, 2016 and 2017 was $0.42 per share. The weighted average grant-date fair value of awards granted during the three months ended March 31, 2017 and 2018 (unaudited) was $0.34 per share and $0.49 per share, respectively.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

As of December 31, 2017 and March 31, 2018 (unaudited), there were outstanding unvested service-based stock options held by nonemployees for the purchase of 783,125 and 719,375 shares of common stock, respectively.

Stock-based compensation

The Company recorded stock-based compensation expense in the following expense categories of its statements of operations and comprehensive loss (in thousands):

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018
			(unaudited)	(unaudited)
Research and development expenses	$589	$559	$102	$211
General and administrative expenses	259	592	21	374

Total	$848	$1,151	$123	$585

As of December 31, 2017, total unrecognized compensation cost related to the unvested stock-based awards was $5.6 million, which is expected to be recognized over a weighted average period of 3.4 years. As of March 31, 2018 (unaudited), total unrecognized compensation cost related to the unvested stock-based awards was $7.7 million, which is expected to be recognized over a weighted average period of 3.4 years.

12. Income taxes

2017 U.S. tax reform

On December 22, 2017, the Tax Cuts and Jobs Act (the “TCJA”) was signed into U.S. law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely).

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. The Company is still in the process of analyzing the impact to the Company of the TCJA and its analysis is not yet complete. Where the Company has been able to make reasonable estimates of the effects related to the TCJA, the Company has recorded provisional amounts.

In connection with the initial analysis of the impact of the TCJA, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The federal tax rate change resulted in a reduction in the gross amount of the Company’s deferred tax assets recorded as of December 31, 2017, and a corresponding reduction in the Company’s valuation allowance. All of the Company’s recorded income tax benefits and provisions related to the TCJA are provisional. The provisional amounts recorded by the Company are based on guidance, interpretations and other information available as of April 27, 2018. The impact of the changes in U.S. tax law may be refined as further guidance, interpretations or information becomes available or upon completion by

Constellation Pharmaceuticals, Inc.

Notes to financial statements

the Company of its evaluation of the impact of the changes in U.S. tax law. Provisional amounts will be finalized no later than the fourth quarter of 2018, which is one year from when the TCJA was signed into law. The ultimate impact to the Company’s financial statements of the TCJA may differ from the provisional amounts. During the three months ended March 31, 2018 (unaudited), the Company did not make any adjustments to the provisional amounts recorded as a result of the TCJA.

Income taxes

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year due to its uncertainty of realizing a benefit from those items.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31,
	2016	2017
Federal statutory income tax rate	34.0%	34.0%
State taxes, net of federal benefit	5.2	5.7
Federal and state research and development tax credit	3.6	5.6
Warrant Settlement	—	4.3
Permanent items	(0.2)	(2.6)
Impact of the Tax Cuts and Jobs Act	—	(56.9)
Other	—	(0.2)
Change in deferred tax asset valuation allowance	(42.6)	10.1

Effective income tax rate	0.0%	0.0%

Net deferred tax assets consisted of the following (in thousands):

	December 31,
	2016	2017

Deferred tax assets:
Net operating loss carryforwards	$51,869	$45,999
Research and development tax credit carryforwards	6,763	9,137
Depreciation and amortization	118	40
Other	486	637

Total deferred tax assets	59,236	55,813
Valuation allowance	(59,236)	(55,813)

Net deferred tax assets	$—	$—

As of December 31, 2017, the Company had U.S. federal and state net operating loss carryforwards of $168.9 million and $166.6 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2028. As of December 31, 2017, the Company also had U.S. federal and state research and

Constellation Pharmaceuticals, Inc.

Notes to financial statements

development tax credit carryforwards of $6.8 million and $2.9 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2028 and 2025, respectively. During the three months ended March 31, 2018 (unaudited), gross deferred tax assets increased by approximately $3.7 million due to the operating loss incurred by the Company during that period.

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company completed several financings through December 31, 2011, which resulted in ownership changes in excess of 50%. The Company prepared an analysis to determine the effect of the ownership change limitation on its ability to utilize its net operating loss and tax credit carryforwards, and concluded that as a result of ownership changes that occurred during 2008, there are restrictive limitations on approximately $1.9 million of the Company’s net operating loss carryforwards and approximately $0.1 million of the Company’s tax credit carryforwards. These limitations are reflected in the Company’s net operating loss carryforwards and tax credit carryforwards presented herein. Subsequent ownership changes may further affect the limitation in future years. The Company has not conducted a study to assess whether a change of control has occurred since 2011 due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since 2011, utilization of the net operating loss carryforwards or research and development tax credit carryforwards generated since 2011 would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until an additional study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize all of the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2016 and 2017 and March 31, 2018 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2016 and 2017 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2016 and 2017, and the impact of the TCJA in 2017, and were as follows (in thousands):

	Year ended December 31,
	2016	2017
Valuation allowance as of beginning of year	$44,530	$59,236
Decreases recorded as benefit to income tax provision	—	(3,423)
Increases recorded to income tax provision	14,706	—

Valuation allowance as of end of year	$59,236	$55,813

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company’s statements of operations and comprehensive loss. The Company files income tax returns in the U.S. and Massachusetts. The statute of limitations for assessment by the Internal Revenue Service and Massachusetts tax authorities remains open for all years since 2014. No federal or state tax audits are currently in process.

13. Commitments and contingencies

Operating leases

The Company previously leased its facility under a non-cancellable operating lease that would have expired in June 2017. In September 2016, the Company amended the lease to extend the lease term until June 2020. Under the terms of the original lease and the amended lease, the Company secured a $0.2 million letter of credit as security for its leased facility. The underlying cash securing this letter of credit has been classified as non-current restricted cash in the accompanying balance sheets. Both the original lease and the amended lease include annual rent escalations and rent holidays, which are accrued, such that rent expense is recognized on a straight-line basis over the terms of occupancy.

Future minimum lease payments under the operating lease as of December 31, 2017 are as follows (in thousands):

Year Ending December 31,
2018	$2,395
2019	2,467
2020	1,252

$6,114

Rent expense for the years ended December 31, 2016 and 2017 was $1.8 million and $2.3 million, respectively. Rent expense for the three months ended March 31, 2017 and 2018 (unaudited) was $0.6 million and $0.6 million, respectively.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Research agreements

The LLS Agreement requires the Company to make certain milestone payments to LLS, that could total up to $25.0 million in aggregate, upon the receipt of payments by the Company associated with the licensing or transfer of rights to the related compound (or a product) to a third party, upon first regulatory approval of a product in the U.S., or upon the first regulatory approval of a product in Europe or Japan. As of December 31, 2017 and March 31, 2018 (unaudited), no events have occurred that would require payment of the milestones.

The Company has several in-license agreements with academic organizations. The Company is obligated to pay annual license maintenance fees of less than $0.1 million per year as well as reimburse certain institutions for costs incurred related to the filing, prosecution and maintenance of patent rights licensed under the agreements. In addition, the Company may be obligated to pay contingent milestone payments of up to a maximum of $15.7 million upon the achievement of certain defined events as well as royalties of low single-digit percentages of sales of licensed products. In certain cases, the maximum payments to the academic organizations are capped. If the Company grants any sublicense rights under the license agreements, the Company has agreed to pay a percentage of sublicense fees received by the Company to the licensors. The Company recorded less than $0.1 million in license fees as research and development expense in each of the years ended December 31, 2016 and 2017. As of December 31, 2017 and March 31, 2018 (unaudited), no events have occurred that would require payment of the milestones, royalties, or sublicense fees.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2016 or 2017 or March 31, 2018 (unaudited).

Legal proceedings

At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings. On January 17, 2017, a participant dosed in one of the Company’s clinical trials filed a complaint against the Company in the United States District Court for the District of Arizona, alleging negligence, lack of informed consent, strict products liability and loss of consortium. The plaintiff is seeking unspecified damages. The Company filed an answer in March 2017 and the case is currently in discovery. The Company believes that it has meritorious defenses to the allegations made in the complaint. As of December 31, 2017 and March 31, 2018 (unaudited), the potential loss amount or potential range of loss is not probable or reasonably estimable, however the Company does not expect the results of this suit to have a material effect on its business or financial statements.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

14. Net loss and unaudited pro forma net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018
			(unaudited)	(unaudited)

Numerator:
Net loss	$(34,533)	$(35,377)	$(5,671)	$(12,102)
Plus: Cumulative dividends on convertible preferred stock	(14,932)	(18,390)	(4,197)	—

Net loss attributable to common stockholders	$(49,465)	$(53,767)	$(9,868)	$(12,102)

Denominator:
Weighted average common shares outstanding, basic and diluted	10,238,178	10,551,548	10,436,474	10,711,550

Net loss per share attributable to common stockholders, basic and diluted	$(4.83)	$(5.10)	$(0.95)	$(1.13)

The Company’s potential dilutive securities, which include convertible preferred stock, warrants for the purchase of convertible preferred shares, warrants for the purchase of common stock and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018
			(unaudited)	(unaudited)
Convertible preferred shares (as converted to common stock)	112,109,791	125,955,965	112,109,791	194,455,965
Warrants for the purchase of convertible preferred stock (as converted to common stock)	375,000	375,000	375,000	375,000
Warrants for the purchase of common stock	1,250,000	1,250,000	1,250,000	1,250,000
Common stock issued for promissory notes	3,020,000	2,525,000	2,525,000	—
Options to purchase common stock	6,179,717	19,037,362	8,075,999	24,488,820

	122,934,508	149,143,327	124,335,790	220,569,785

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect to adjustments arising upon the completion of a qualified initial public offering. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of the cumulative dividends on preferred shares, the preferred stock tranche liability or the preferred stock warrant liability because the calculation gives effect to the automatic conversion of all shares of convertible preferred stock outstanding into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock or convertible preferred stock warrant.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 has been prepared to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31, 2017	Three months ended March 31, 2018
		(unaudited)
Numerator:
Net loss attributable to common stockholders	$(53,767)	$(12,102)
Cumulative dividends on convertible preferred stock	18,390	—
Change in fair value of convertible preferred stock tranche liability	(4,443)	—
Change in fair value of convertible preferred stock warrant liability	28	(65)

Pro forma net loss attributable to common stockholders	$(39,792)	$(12,167)

Denominator:
Weighted average common shares outstanding, basic and diluted	10,551,548	10,711,550
Pro forma adjustment to reflect automatic conversion of convertible preferred stock to common stock upon the completion of the proposed initial public offering	118,141,412	132,805,965

Pro forma weighted average common shares outstanding, basic and diluted	128,692,960	143,517,515

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.31)	$(0.08)

Constellation Pharmaceuticals, Inc.

Notes to financial statements

15. Retirement plan

The Company has a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. As currently established, the Company is not required to make contributions to the 401(k) Plan. The Company made matching contributions of $0.2 million for each of the years ended December 31, 2016 and 2017 and $0.1 million for each of the three months ended March 31, 2017 and 2018 (unaudited).

16. Related-party transactions

The Company has entered into promissory notes with two of its former officers to fund the early exercise of unvested stock options. The notes are accounted for as stock options, as they are collateralized solely by the shares of common stock issued, and the Company has a history of not requiring repayment of the notes upon termination from the Company. As of December 31, 2017, the outstanding promissory notes totaled $0.3 million. The promissory notes were fully repaid in the first quarter of 2018.

The Company had an agreement with its stockholders in which it agreed to indemnify each stockholder of the Company to the extent of any tax liabilities incurred rising directly out of the non-exercise by Genentech of the GNE Option to acquire the Company (Note 6). As a result of Genentech not exercising its option, the Company paid $3.3 million to the stockholders representing the estimated tax liability resulting from the non-exercise of the GNE Option of which $2.3 million was paid in 2015, and the remaining $1.0 million was paid in 2016. This amount was recorded as a reduction to additional paid-in capital as it was considered a return of capital to the stockholders.

17. Subsequent events

For its financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through April 27, 2018, the date on which those financial statements were issued.

2008 stock incentive plan

In February 2018, the Company amended the 2008 Plan to extend the term through February 1, 2028.

In March 2018, the Company increased the number of shares of common stock authorized for issuance under the 2008 Plan from 32,494,000 shares to 44,474,500 shares.

In March 2018, the Company granted options for the purchase of 5,587,975 shares of common stock at an exercise price of $0.69 per share under the 2008 Plan. The aggregate grant-date fair value of the options granted was approximately $2.7 million, which is expected to be recognized as stock-based compensation expense over approximately four years.

On April 23, 2018, the Company granted options for the purchase of 5,001,883 shares of common stock at an exercise price of $0.73 per share under the 2008 Plan. The aggregate grant-date fair value of the options granted was approximately $2.6 million, which is expected to be recognized as stock-based compensation expense over approximately four years.

Constellation Pharmaceuticals, Inc.

Notes to financial statements

Issuance and sale of series F convertible preferred stock

In March 2018 and on April 5, 2018 and April 27, 2018, the Company issued and sold an aggregate of 99,750,000 shares of Series F convertible preferred stock (the “Series F Preferred Stock”), at a price of $1.00 per share, for gross proceeds of $99.8 million. In connection with the issuance of the Series F Preferred Stock, the holders of the previously outstanding Preferred Stock agreed to remove their cumulative dividend rights and waive certain anti-dilution rights. The Company assessed whether this change to the previously outstanding shares of Series A, B, D, E and E-1 Preferred Stock was an extinguishment or modification. Based on qualitative analysis, there were no substantive changes in cash flows to the previously issued securities as a result of the additional issuance and therefore the change was accounted for as a modification. The Company does not expect this modification to have an impact on the Company’s financial statements.

The Series F preferred stock purchase agreement entered into in March 2018 provides for an additional closing with one investor for an additional 10,000,000 shares to be purchased at $1.00 per share within 30 days of the first closing. The Company determined that this future tranche obligation of the Series F preferred stock purchase agreement does not meet the definition of a freestanding financial instrument because, while separately exercisable, it is not legally detachable. Further, the Company determined that the embedded future tranche obligation will not require bifurcation for accounting purposes as it is clearly and closely related to the economic characteristics and risks of the initial preferred shares and would not meet the definition of a derivative on a standalone basis.

In March 2018, the Company increased the number of authorized shares of common stock from 161,162,923 shares to 290,000,000 shares and increased the number of authorized shares of preferred stock from 119,391,806 shares to 219,242,177 shares.

18. Subsequent events (unaudited)

For its interim financial statements as of March 31, 2018 and for the three months then ended, the Company evaluated subsequent events through June 7, 2018, the date on which those financial statements were issued.

2008 stock incentive plan

In April and May 2018, the Company granted options for the purchase of 5,041,883 shares of common stock at an exercise price of $0.73 per share under the 2008 Plan. The aggregate grant-date fair value of the options granted was $2.6 million, which is expected to be recognized as stock-based compensation expense over approximately four years.

Issuance and sale of series F convertible preferred stock

In April 2018, the Company issued and sold an aggregate of 31,250,000 shares of Series F Preferred Stock in two additional closings, at a price of $1.00 per share, for gross proceeds of $31.3 million.

                    Shares

Common Stock

Prospectus

J.P. Morgan	Jefferies	BMO Capital Markets

Oppenheimer & Co.

                , 2018

Until                             , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq Global Market initial listing fee.

Amount
Securities and Exchange Commission registration fee	$ *
Financial Industry Regulatory Authority, Inc. filing fee	*
Nasdaq Global Market initial listing fee	*
Accountants’ fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent’s fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	$ *
*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we intend to enter into indemnification agreements with all of our executive officers and directors prior to the completion of this offering. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding shares of our common stock, shares of our preferred stock, warrants to purchase shares of our preferred stock and stock options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of preferred stock

On December 1, 2015, we issued and sold 24,810,759 shares of our Series E preferred stock to 22 investors at a price per share of $2.25 in cash, for an aggregate purchase price of $55.8 million.

On July 20, 2016, we issued 8,888 shares of our Series A preferred stock to one investor in a cashless exercise of a warrant to purchase Series A preferred stock.

On September 13, 2016, we issued and sold 13,884,691 shares of our Series E-1 preferred stock to 17 investors at a price per share of $1.75 in cash, for an aggregate purchase price of $24.3 million. On July 25, 2017, we issued and sold 13,846,174 shares of our Series E-1 preferred stock to 17 investors at a price per share of $1.75 in cash, for an aggregate purchase price of $24.2 million.

On March 22, 2018, we issued and sold 68,500,000 shares of our Series F preferred stock to 24 investors at a price per share of $1.00 in cash, for an aggregate purchase price of $68.5 million. On April 5, 2018, we issued and sold 30,500,000 shares of our Series F preferred stock to 12 investors at a price per share of $1.00 in cash, for an aggregate purchase price of $30.5 million. On April 27, 2018, we issued and sold 750,000 shares of our Series F preferred stock to one investor at a price per share of $1.00 in cash, for an aggregate purchase price of $0.8 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock option grants and exercises

Between June 7, 2015 and June 7, 2018, we granted options to purchase an aggregate of 33,908,288 shares of common stock, with exercise prices ranging from $0.50 to $0.73 per share, to our employees, directors, advisors and consultants pursuant to our 2008 Stock Incentive Plan. Between June 7, 2015 and June 7, 2018, we issued 1,825,039 shares of our common stock upon the exercise of stock options outstanding under our 2008 Stock Incentive Plan for aggregate consideration of $441,054.

The stock options and the shares of common stock issued upon the exercise of stock options described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, advisors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation of the Registrant

3.2**	By-laws of the Registrant

3.3*	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1**	Fifth Amended and Restated Investor Rights Agreement, dated as of March 22, 2018, by and among the Registrant and the other parties thereto

10.2**	Amended and Restated 2008 Stock Incentive Plan

10.3**	Form of Incentive Stock Option Agreement under the Amended and Restated 2008 Stock Incentive Plan

10.4**	Form of Nonstatutory Stock Option Agreement under the Amended and Restated 2008 Stock Incentive Plan

10.5*	2018 Equity Incentive Plan

10.6*	Form of Incentive Stock Option Agreement under the 2018 Equity Incentive Plan

10.7*	Form of Nonstatutory Stock Option Agreement under the 2018 Equity Incentive Plan

10.8*	2018 Employee Stock Purchase Plan

10.9*	Summary of Non-Employee Director Compensation Program

10.10†**	License and Collaboration Agreement, dated as of January 9, 2012, by and among Genentech, Inc., F. Hoffman-La Roche Ltd. and the Registrant

10.11†**	Research, Development and Commercialization Agreement, dated as of July 31, 2012, by and between the Registrant and The Leukemia & Lymphoma Society, as amended

10.12**	Loan and Security Agreement, dated as of April 26, 2016, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank

10.13**	Warrant to purchase shares of Series B preferred stock issued on June 28, 2013 by the Registrant to Oxford Finance LLC

10.14**	Warrant to purchase shares of Series B preferred stock issued on June 28, 2013 by the Registrant to Silicon Valley Bank

10.15**	Warrant to purchase shares of Series B preferred stock issued on September 30, 2014 by the Registrant to Oxford Finance LLC

10.16**	Warrant to purchase shares of Series B preferred stock issued on September 30, 2014 by the Registrant to Oxford Finance LLC

10.17**	Form of Common Stock Purchase Warrant, dated May 24, 2011

Exhibit Number	Description of Exhibit

10.18**	Lease Agreement, dated as of February 5, 2010, by and between the Registrant and ARE-MA Region No. 38 LLC, as amended

10.19**	Letter Agreement, dated March 13, 2017, by and between the Registrant and Jigar Raythatha

10.20**	Letter Agreement, dated August 30, 2017, by and between the Registrant and Emma Reeve

10.21†**	Letter Agreement, dated July 6, 2017, by and between the Registrant and Adrian Senderowicz, M.D.

10.22**	Change in Control Severance Plan, as amended

10.23**	Consulting Agreement, dated as of May 2, 2017, by and between the Registrant and Oncology Drug Development, LLC

10.24**	Consulting Agreement, dated as of July 15, 2017, by and between the Registrant and Dr. James Audia

10.25*	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)
*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the related notes.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this                day of                , 2018.

CONSTELLATION PHARMACEUTICALS, INC.

By:
Jigar Raythatha
President and Chief Executive Officer

Signatures and power of attorney

We, the undersigned officers and directors of Constellation Pharmaceuticals, Inc., hereby severally constitute and appoint Jigar Raythatha and Emma Reeve, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Jigar Raythatha	President and Chief Executive Officer, Director (Principal Executive Officer)	, 2018

Emma Reeve	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2018

Mark A. Goldsmith, M.D., Ph.D.	Chairman of the Board	, 2018

James E. Audia, Ph.D.	Director	, 2018

Anthony Evnin, Ph.D.	Director	, 2018

Peter Svennilson	Director	, 2018

Robert Tepper, M.D.	Director	, 2018